N-4		File Nos. ____________
Allianz Index Advantage New York		811-05716
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933		X
Pre-Effective Amendment No.
Post-Effective Amendment No.
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No.	194	X

(Check appropriate box or boxes.)
ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
(Exact Name of Registrant)

ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
(Name of Depositor)

One Chase Manhattan Plaza, 37th Floor, New York, New York 10005-1423
(Address of Depositor's Principal Executive Offices) (Zip Code)

(212) 586-7733
(Depositor's Telephone Number, including Area Code)

Allianz Life Insurance Company of New York
One Chase Manhattan Plaza, 37th Floor
New York, New York 10005-1423
(Name and Address of Agent for Service)

Copies to:
Stewart D. Gregg, Senior Securities Counsel
Allianz Life Insurance Company of North America
5701 Golden Hills Drive
Minneapolis, MN 55416-1297
(763) 765-2913

Approximate Date of the Proposed Public Offering: As soon as practicable after the effective date of this filing.

Titles of Securities Being Registered:	Individual Flexible Purchase Payment Variable Deferred Annuity Contract

The Registrant hereby amends this  Registration  Statement on such date or dates as may be necessary to delay its effective date until the Registrant  shall file a further amendment which specifically  states that this Registration  Statement shall thereafter  become  effective  in  accordance  with  Section  8(a) of the Securities  Act of  1933  or  until  the  Registration Statement  shall  become effective on such date as the Commission,  acting pursuant to said Section 8(a), may determine.

PART A – PROSPECTUS

ALLIANZ INDEX ADVANTAGESM NEW YORK VARIABLE ANNUITY CONTRACT
Issued by Allianz Life® of NY Variable Account C and Allianz Life Insurance Company of New York
(Allianz Life® of New York, we, us, our)

Prospectus Dated: [To be added by pre-effective amendment]

The information in this prospectus is not complete and may be changed. We cannot sell Allianz Index Advantage New York Variable Annuity pursuant to this prospectus until the Registration Statement containing this prospectus filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the Contract and is not soliciting an offer to buy the Contract in any state where the offer or sale is not permitted.
This prospectus describes an individual flexible purchase payment variable and index-linked deferred annuity contract (Contract). The Contract offers both variable investment allocation options (Variable Options) and index-linked investment allocation options (Index Options). (The Variable Options and the Index Options together are referred to as Allocation Options.) You can allocate your money (Purchase Payments) to any or all of the Variable Options or Index Options. The Contract also offers various standard annuity features, including multiple fixed annuitization options (Annuity Options), a free withdrawal privilege, and a guaranteed death benefit (Traditional Death Benefit). The Contract has a six-year withdrawal charge period.

If you allocate Purchase Payments to the Variable Options, the value of your investment (Variable Account Value) increases and decreases based on your selected Variable Options’ performance. The Variable Options do not provide any protection against loss of principal. You can lose money you allocate to the Variable Options. These are the Variable Options we currently offer:

AZL® MVP Growth Index Strategy Fund	AZL® MVP Balanced Index Strategy Fund	AZL® Money Market Fund
If you allocate Purchase Payments to the Index Options, you receive annual returns (Performance Credits) based on the performance of one or more securities indices (Index or Indices). Unlike the Variable Options, the Index Options do not involve an indirect investment by you in any underlying fund. Instead, Performance Credits are an obligation of Allianz Life, and are calculated by us based on annual changes in the Index’s value.

We currently offer only one Index credit calculation method called the Index Performance Strategy. The Index Performance Strategy provides a combination of a level of protection against negative Index performance, and also a limitation on participation in positive Index performance. You receive a positive Performance Credit based on positive Index Return (annual changes in Index value) subject to an upper limit called the Cap. If the Index Return is negative, you may receive a negative Performance Credit if the loss is greater than a specified percentage called the Buffer. A negative Performance Credit means that you can lose money. We can change the Caps at the beginning of each year, but we establish the Buffers at the beginning of the first year and we cannot change them. The Caps and Buffers can be different for different Indices. The amount you allocate to an Index Option may fluctuate in value between the dates we apply a Performance Credit. These are the Indices we currently offer:

S&P 500® Index	Russell 2000® Index	NASDAQ-100® Index
You can lose money that you allocate to the Index Performance Strategy as a result of Index fluctuations. The Index Performance Strategy includes a risk of potential loss of principal for negative performance in excess of the Buffer and the loss could be substantial. If money is withdrawn or removed from an Index Option before the Index Anniversary, you could lose principal even if the Index Return is positive on the date of withdrawal. An Index Anniversary is a twelve-month anniversary of the Index start date (Index Effective Date).

All guarantees under the Contract are the obligations of Allianz Life of New York and are subject to the claims paying ability of Allianz Life of New York.

The Contract involves certain risks, as described in section 1, Risk Factors of this prospectus.

Please read this prospectus before investing and keep it for future reference. It contains important information about your annuity and Allianz Life of New York that you ought to know before investing. This prospectus is not an offering in any state, country, or jurisdiction in which we are not authorized to sell the Contracts. You should rely only on the information contained in this prospectus. We have not authorized anyone to give you different information.

Allianz Life of NY Variable Account C is the Separate Account that holds the assets allocated to the Variable Options. Additional information about the Separate Account has been filed with the Securities and Exchange Commission (SEC) and is available upon written or oral request without charge, or on the EDGAR database on the SEC’s website (http://www.sec.gov). A Statement of Additional Information (SAI) dated the same date as this prospectus includes additional information about the annuity offered by this prospectus. The SAI is incorporated by reference into this prospectus. The SAI is filed with the SEC on Form N-4 and is available without charge by contacting us at the telephone number or address listed at the back of this prospectus. The SAI’s table of contents appears after the Privacy and Security Statement in this prospectus. The prospectus, SAI and other Contract information are also available on the EDGAR database.

The SEC has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. An investment in this Contract is not a deposit of a bank or financial institution and is not federally insured or guaranteed by the Federal Deposit Insurance Corporation or any other federal government agency. An investment in this Contract involves investment risk including the possible loss of principal. Variable and index-linked annuity contracts are complex insurance and investment vehicles. Before you invest, be sure to ask your Financial Professional about the Contract’s features, benefits, risks, and fees, and whether the Contract is appropriate for you based upon your financial situation and objectives.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

TABLE OF CONTENTS

Glossary	3	4. Purchasing the Contract	20
SUMMARY	6	Purchase Requirements	20
Who Should Consider Purchasing the Contract?	7	Faxed Applications	20
What Are the Contract’s Charges?	7	Allocation of Purchase Payments and Transfers
What Are the Contract’s Benefits?	7	Between the Allocation Options	21
How Can I Allocate My Purchase Payments?	8	Automatic Investment Plan (AIP)	22
What Are the Different Values Within the Contract?	8	Free Look/Right-to-Examine Period	22
How Do We Apply Performande Credits to the Index Options?	9	5. Variable Options	22
How Do the Cap and Buffer Affect My Contract’s		Substitution of Variable Options and Limitation on
Potential Growth?	9	Further Investments	24
Can My Contract Lose Value Because of Negative		Transfers Between Variable Options	24
Changes in an Index’s Value?	9	Electronic Investment OptionTransfer and
Can I Transfer Index Option Value Between the		Allocation Instructions	24
Allocation Options?	9	Excessive Trading and Market Timing	25
How Can I Take Money Out of My Contract?	9	Financial Adviser Fees	27
What Are My Annuity Options?	10	Voting Privileges	27
Does the Contract Provide a Death Benefit?	10	6. Valuing Your Contract	28
What If I Need Customer Service?	10	Accumulation Units	28
Fee Tables	11	Computing Variable Account Value	28
Owner Transaction Expenses	11	7. Index Options	28
Owner Periodic Expenses	11	Determining the Index Option Value	29
Annual Operating Expenses of the Variable Options	11	Optional Rebalancing Program	31
Examples	13	8. Expenses	31
1. Risk Factors	14	Product Fee	31
Liquidity Risk	14	Contract Maintenance Charge	32
Risk of Investing in Securities	14	Withdrawal Charge	32
Risk of Negative Returns	14	Transfer Fee	34
Calculation of Performance Credits	15	Premium Tax	34
Substitution of an Index	15	Income Tax	34
Changes to Caps and Notice of Buffers	16	Variable Option Expenses	34
Variable Option Risk	16	9. Access to Your Money	35
Our Financial Strength and Claims-Paying Ability	16	Free Withdrawal Privilege	35
Regulatory Protections	16	Systematic Withdrawal Program	36
2. The Variable Annuity Contract	17	Minimum Distribution Program and Required Minimum
When The Contract Ends	17	Distribution (RMD) Payments	36
3. Ownership, Annuitants, Determining Life,		Waiver of Withdrawal Charge Benefit	36
Beneficiaries, and Payees	18	Suspension of Payments or Transfers	36
Owner	18	10. The Annuity Phase	37
Joint Owner	18	Calculating Your Annuity Payments	37
Annuitant	18	Annuity Payment Options	37
Determining Life (Lives)	19	When Annuity Payments Begin	38
Beneficiary	19	11. Death Benefit	38
Payee	19	Death of the Owner and/or Annuitant	39
Assignment, Changes of Ownership and		Death Benefit Payment Options During the
Other Transfers of Contract Rights	19	Accumulation Phase	39
		12. Taxes	40
		Qualified and Non-Qualified Contracts	40
		Taxation of Annuity Contracts	41
		Tax-Free Section 1035 Exchanges	42

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

13. Other Information	42	15. Selected Financial Data	54
The Separate Account	42	Management’s Discussion and Analysis of Financial
Our General Account	42	Condition and Results of Operations (For the 12 month
Distribution	43	period ending December 31, 2013)	54
Additional Credits for Certain Groups	44	16. Financial Statements	54
Administration/Allianz Service Center	44	17. Privacy and Security Statement	55
Legal Proceedings	44	18. Table of Contents of the Statement of Additional
Status Pursuant to Securities Exhange Act of 1934	44	Information (SAI)	56
14. Information on Allianz Life of New York	45
Directors, Executive Officers and Corporate Governance	45	Appendix A – Available Indices	57
Board of Directors	45	Standard & Poor’s 500® Index	57
Executive Compensation	45	Russell 2000® Index	58
Security Ownership of Certain Beneficial Owners and		NASDAQ-100® Index	58
Management	46	Appendix B – Daily Adjustment	58
Transactions with Related Persons, Promoters and		Appendix C – Financial Statements	59
Certain Control Persons	46	For Service or More Information	60
Risks Associated with the Financial Services Industry	47	Our Service Center	60

GLOSSARY

This prospectus is written in plain English. However, there are some technical words or terms that are capitalized and are used as defined terms throughout the prospectus. For your convenience, we included this glossary to define these terms.

Accumulation Phase – the initial phase of your Contract before you apply your Contract Value to Annuity Payments. The Accumulation Phase begins on the Issue Date.

Allocation Options – the Variable Options and Index Options available to you under the Contract.

Annuitant – the individual upon whose life we base the Annuity Payments. Subject to our approval, the Owner designates the Annuitant, and can add a joint Annuitant for the Annuity Phase. There are restrictions on who can become an Annuitant.

Annuity Date – the date we begin making Annuity Payments to the Payee from the Contract.

Annuity Options – the annuity income options available to you under the Contract.

Annuity Payments – payments made by us to the Payee pursuant to the chosen Annuity Option.

Annuity Phase – the phase the Contract is in once Annuity Payments begin.

Beneficiary –the person(s) the Owner designates to receive any death benefit, unless otherwise required by the Contract or applicable law.

Buffer – the negative Index Return that Allianz Life absorbs before applying a negative Performance Credit on an Index Anniversary. We declare Buffers for each Index Option on the Issue Date. Buffers do not change after the Issue Date.

Business Day – each day on which the New York Stock Exchange is open for trading, except, with regard to a specific Variable Option, when that Variable Option does not value its shares. Allianz Life of New York is open for business on each day that the New York Stock Exchange is open. Our Business Day closes when regular trading on the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern Time.

Cap – the maximum amount of positive Index Return that you can receive as a positive Performance Credit on an Index Anniversary. We declare Caps for each Index Option on the Index Effective Date and each Index Anniversary. The Caps are shown on the Index Options Statement.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

Charge Base – the Contract Value on the preceding Quarterly Contract Anniversary (or the initial Purchase Payment received on the Issue Date if this is before the first Quarterly Contract Anniversary), adjusted for subsequent Purchase Payments and withdrawals. We use the Charge Base to determine the next product fee we deduct.

Contract – the deferred annuity contract described by this prospectus.

Contract Anniversary – a twelve-month anniversary of the Issue Date or any subsequent Contract Anniversary.

Contract Value – on any Business Day, the sum of your Index Option Value(s) and Variable Account Value. The Contract Value does not include any currently applicable withdrawal charge, final product fee, or final contract maintenance charge. The Variable Account Value component of the Contract Value fluctuates each Business Day. The Index Option Value component of the Contract Value is adjusted on each Index Anniversary to reflect Performance Credits, which can be negative. A negative Performance Credit means that you can lose money. The Index Option Values also reflect the Daily Adjustment on every Business Day other than the Index Anniversary.

Contract Year – any period of twelve months beginning on the Issue Date or a subsequent Contract Anniversary.

Daily Adjustment – the change in the market value of an Index Option as discussed in section 7, Index Options and Appendix B. We use the Daily Adjustment to calculate each Index Option Value on each Business Day during the Index Year other than the Index Effective Date or Index Anniversary. The Daily Adjustment can affect the values available for withdrawals, annuitizations, death benefits, and the Contract Value used to determine the Charge Base and contract maintenance charge.

Determining Life (Lives) – the person(s) designated at Contract issue and named in the Contract on whose life we base the guaranteed Traditional Death Benefit.

Financial Professional – the person who advises you regarding the Contract.

Good Order – a request is in “Good Order” if it contains all of the information we require to process the request. If we require information to be provided in writing, “Good Order” also includes providing information on the correct form, with any required certifications or guarantees, delivered to the correct mailing address listed at the back of this prospectus and received at the Service Center. If you have questions about the information we require, or whether you can submit certain information by fax, please contact the Service Center.

Index (Indices) – one (or more) of the securities indexes available to you under the Contract.

Index Anniversary – a twelve-month anniversary of the Index Effective Date or any subsequent Index Anniversary. If an Index Anniversary does not occur on a Business Day, we consider it to occur on the next Business Day for the purposes of declaring Caps, determining Index values and Index Returns, and applying Performance Credits.

Index Effective Date – the date shown on the Index Options Statement that starts the first Index Year. When you purchase this Contract you select the Index Effective Date as discussed in section 4, Purchasing the Contract – Allocation of Purchase Payments and Transfers Between the Allocation Options.

Index Option – index-linked investments available to you under the Contract.

Index Option Base – an amount we use to calculate Performance Credits and the Daily Adjustment. The Index Option Base is equal to the amounts you allocate to an Index Option adjusted for withdrawals, Contract expenses, transfers into or out of the Index Option, and the application of any Performance Credits.

Index Option Value – on any Business Day it is equal to the value in an Index Option. We establish an Index Option Value for each Index Option you select. Each Index Option Value includes any Performance Credits from previous Index Anniversaries and the deduction of any previously assessed contract maintenance charge, product fee, and withdrawal charge. On each Business Day during the Index Year other than the Index Effective Date or an Index Anniversary, each Index Option Value also includes the Daily Adjustment.

Index Options Statement – an account statement we mail to you on the Index Effective Date and each Index Anniversary thereafter. On the Index Effective Date, the statement shows the Index values, and the Caps that are initially declared on the Index Effective Date. On each Index Anniversary, the statement shows the new Index values, and the Caps that are effective for the next year.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

Index Performance Strategy – the Index credit calculation method available to you under the Contract. The Index Performance Strategy calculates Performance Credits based on Index Returns subject to a Cap and Buffer. You can receive negative Performance Credits, which means you can lose principal.

Index Return – a calculation we use to determine the Performance Credits on each Index Anniversary. The Index Return is an Index’s current value, minus its value on the last Index Anniversary (or the Index Effective Date if this is the first Index Anniversary), divided by the Index’s value on the last Index Anniversary (or the Index Effective Date if this is the first Index Anniversary).

Index Year – any period of twelve months beginning on the Index Effective Date or a subsequent Index Anniversary.

Issue Date – the date shown on the Contract that starts the first Contract Year. Contract Anniversaries and Contract Years are measured from the Issue Date. We must receive your initial Purchase Payment and all necessary information before we issue the Contract.

Joint Owners – two Owners who own a Contract.

Lock Date – the Business Day we process your request to lock in an Index Option Value (a Performance Lock) before the Index Anniversary.

Non-Qualified Contract – a Contract that is not purchased under a pension or retirement plan qualified for special tax treatment under sections of the Internal Revenue Code.

Owner – “you,” “your” and “yours.” The person(s) or entity designated at Contract issue and named in the Contract who may exercise all rights granted by the Contract.

Payee – the person or entity who receives Annuity Payments during the Annuity Phase.

Performance Lock – a feature that allows you to lock in each of your current Index Option Values before the Index Anniversary. A Performance Lock applies to the total Index Option Value in an Index Option, and not just a portion of that Index Option Value. After the Lock Date, Daily Adjustments do not apply for the remainder of the Index Year and the Index Option Value will not receive a Performance Credit on the next Index Anniversary.

Performance Credit – the credit we apply on the Index Anniversary to each Index Option. We base Performance Credits on Index Returns adjusted by the Cap or Buffer. Performance Credits can be negative, which means that you can lose money.

Proxy Investment – an investment tracking mechanism we establish that is structured as a hypothetical set of call and put options designed to provide the same returns as the Performance Credits on an Index Anniversary. We use the Proxy Investment to calculate the Daily Adjustment between Index Anniversaries. For more information, see Appendix B.

Proxy Value – the value of the Proxy Investment for an Index Option used to calculate the Daily Adjustment as discussed in Appendix B.

Purchase Payment – the money you put into the Contract.

Qualified Contract – a Contract purchased under a pension or retirement plan qualified for special tax treatment under sections of the Internal Revenue Code (for example, 401(a) and 401(k) plans), Individual Retirement Annuities (IRAs), or Tax-Sheltered Annuities (referred to as TSA or 403(b) contracts). Currently, we issue Qualified Contracts that may include, but are not limited to Roth IRAs, Traditional IRAs and Simplified Employee Pension (SEP) IRAs.

Quarterly Contract Anniversary – the day that occurs three calendar months after the Issue Date or any subsequent Quarterly Contract Anniversary.

Separate Account – Allianz Life of NY Variable Account C is the Separate Account that issues the variable investment portion of your Contract. It is a separate investment account of Allianz Life of New York. The Separate Account holds the Variable Options that underlie the Contracts. The Separate Account is divided into subaccounts, each of which invests exclusively in a single Variable Option.

Service Center – the area of our company that issues Contracts and provides Contract maintenance and routine customer service. Our Service Center address and telephone number are listed at the back of this prospectus. The address for mailing applications and/or checks for Purchase Payments may be different and is also listed at the back of this prospectus.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

Traditional Death Benefit – the death benefit provided by the Contract that is equal to the greater of Contract Value (after deduction of the final product fee), or total Purchase Payments adjusted for withdrawals.

Valid Claim – the documents we require to be received in Good Order at our Service Center before we pay any death claim. This includes the death benefit payment option, due proof of death, and any required governmental forms. Due proof of death includes a certified copy of the death certificate, a decree of court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

Variable Account Value – on any Business Day, the sum of the values in your selected Variable Options. The Variable Account Value includes the deduction of the Variable Option operating expenses, and any previously assessed transfer fee, contract maintenance charge, product fee, and withdrawal charge.

Variable Options – the variable investments available to you under the Contract. Variable Option performance is based on the securities in which they invest.

Withdrawal Charge Basis – the total amount under your Contract that is subject to a withdrawal charge as discussed in section 8, Expenses – Withdrawal Charge.

SUMMARY

The Allianz Index Advantage New York Variable Annuity is a variable and index-linked annuity product. When you purchase a Contract, you tell us how to allocate your money. You can select any or all of the available Variable Options and Index Options. Your allocations must be in whole percentages and we only allow allocations to the Index Options once each Index Year. An Index Year is a twelve month-period beginning on the Index Effective Date and each subsequent Index Anniversary. You can only reallocate money from the Index Options to the Variable Options on every sixth Index Anniversary. If you allocate money to the Variable Options offered through the Contract, the value of your investment (Variable Account Value) increases and decreases based on your selected Variable Options performance.

If you allocate money to an Index Option, we calculate an annual return or Performance Credit, on each Index Anniversary. The Performance Credit is based on the change in value of one or more nationally recognized securities Indices. Performance Credits may be positive, zero, or, in some instances, negative. There is a Cap on positive Performance Credits, there is also a Buffer on negative Performance Credits, but there is no protection for negative Performance Credits beyond the Buffer. Once we issue your Contract we can change the Caps annually. We establish the Buffers on the date we issue the Contract (Issue Date) and we cannot change them. We publish Buffers for newly issued Contracts and any changes to the Caps seven calendar days before they take effect on our website at https://www.allianzlife.com/newyork/indexrates.

You can lose money that you allocate to the Index Options as a result of Index fluctuations. The Index Performance Strategy includes a risk of potential loss of principal for negative performance in excess of the Buffer and the loss could be substantial. If money is withdrawn or removed from an Index Option before the Index Anniversary, you could lose principal even if the Index Return is positive on the date of withdrawal.

On each Business Day during the Index Year other than the Index Effective Date or Index Anniversary, the Index Option Values change for Index performance through the Daily Adjustment. A Business Day is any day the New York Stock Exchange is open, except, with regard to a specific Variable Option, when that Variable Option does not value its shares. The Daily Adjustment is meant to approximate the Index Option Value on the next Index Anniversary, as adjusted for gains during the Index Year subject to the Cap and losses in excess of the Buffer. Even if the current Index Return during the Index Year is within the Buffer or positive, the Daily Adjustment may be negative until the Index Anniversary. This means you may receive reduced principal even if the Index Return is positive on that day.

The Contract has two phases: the Accumulation Phase and the Annuity Phase. During the Accumulation Phase your Contract Value (the total of your Variable Account Value and all Index Option Values) fluctuates based on the returns of your selected Variable Options and Index Options. During the Accumulation Phase you can add Purchase Payments to your Contract, take withdrawals, and we pay a death benefit if you die.

The Accumulation Phase of your Contract ends and the Annuity Phase starts once you begin Annuity Payments. You can take Annuity Payments based on your Contract Value as discussed in section 10, The Annuity Phase.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

Who Should Consider Purchasing the Contract?

We designed the Contract for people who are looking for a level of protection for their principal while providing potentially higher returns than are available on traditional fixed annuities. This Contract is not intended for someone who is seeking complete protection from downside risk.

What Are the Contract’s Charges?

The Contract includes a contingent withdrawal charge, product fee, contract maintenance charge, and transfer fee. These fees and charges are discussed in more detail in section 8, Expenses.

The withdrawal charge is calculated based upon Purchase Payments. The withdrawal charge period applies separately to each Purchase Payment. The withdrawal charge starts at 8.5% and decreases to zero after we have had a Purchase Payment for six complete years. During the period that the withdrawal charge applies, if you withdraw more than is allowed under the free withdrawal privilege, we may deduct a withdrawal charge. (See section 9, Access to Your Money – Free Withdrawal Privilege.)

We assess a 1.25% annualized product fee. The fee is deducted quarterly during the Accumulation Phase while your Contract Value is positive. We calculate and accrue the fee on a daily basis as a percentage of the Charge Base. The Charge Base is the Contract Value on the preceding Quarterly Contract Anniversary (or the initial Purchase Payment received on the Issue Date if this is before the first Quarterly Contract Anniversary), adjusted for subsequent Purchase Payments and withdrawals. A Quarterly Contract Anniversary is the day that occurs three calendar months after the Issue Date or any subsequent Quarterly Anniversary.

We assess a $50 contract maintenance charge annually, but we waive this charge if your Contract Value is at least $100,000.

We assess a $25 transfer fee for each transfer between the Variable Options after 12 taken in a Contract Year. A Contract Year is any period of twelve months beginning on the Issue Date or a subsequent Contract Anniversary (a twelve-month anniversary of the Issue Date).

Contract charges and pro-rata fees are assessed on any full or partial withdrawal from either the Variable Options or the Index Options as discussed in more detail in section 8, Expenses.

What Are the Contract’s Benefits?

The Contract offers a variety of variable and index-linked Allocation Options, each with different return and risk characteristics.

The Contract currently offers only one Index credit calculation method.

If Index performance is positive, the Index Performance Strategy can provide a positive Performance Credit equal to the Index Return adjusted by an upper limit called the Cap. The Index Return is an Index’s value on the current Index Anniversary, minus its value on the last Index Anniversary (or the Index Effective Date if this is the first Index Anniversary), divided by the Index’s value on the last Index Anniversary (or the Index Effective Date if this is the first Index Anniversary). If Index Return is negative, you may receive a negative Performance Credit if the loss is greater than a specified percentage called the Buffer. A negative Performance Credit means that you can lose money. If the Index Return is negative, but less than or equal to the Buffer, your Performance Credit is zero. We can change the Caps annually, but we establish the Buffers on the Issue Date and we cannot change them. The Caps and Buffers can be different for different Indices. For information on the Caps and Buffers we currently offer, see our website at https://www.allianzlife.com/newyork/indexrates. These values may change before we issue your Contract. We publish the Buffers for newly issued Contracts and any changes to the Caps on our website seven calendar days before they take effect. The minimum Buffer is 1%. Your actual Buffers are stated in your Contract. The minimum and actual Buffers do not change for the entire time you own your Contract. The minimum Cap is 1.5% for the entire time you own your Contract. We will inform you of the Caps for your Contract in the Index Options Statement, which we will mail to you on the Index Effective Date. Thereafter, we will inform you of the Caps applicable to your Contract for the current Index Year in your annual Index Options Statement, which is the account statement we mail to you at the beginning of each Index Year. The Index Options Statement also includes the Index value on the Index Effective Date and each subsequent Index Anniversary. We use the Index value to determine the Index Return and Performance Credits. (For more information see section 7, Index Options.)

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

The Index Performance Strategy cannot be eliminated or modified; however, the amount of the Caps can be adjusted each Index Year. An Index can be replaced as described in section 1, Risk Factors – Substitution of an Index. We can add new Index credit calculation methods to your Contract in the future, and you can select these crediting methods if they are made available to you.

The Contract has a free withdrawal privilege that allows you to withdraw up to 10% of your total Purchase Payments from your Contract each Contract Year during the Accumulation Phase without incurring a withdrawal charge. The Contract includes a waiver of withdrawal charge benefit that allows you to take money out of the Contract without incurring a withdrawal charge if you are confined to a nursing home for a period of time. The Contract has several Annuity Options which can provide guaranteed income for life, or life and term certain. (For more information see section 9, Access to Your Money and section 10, The Annuity Phase.)

How Can I Allocate My Purchase Payments?

You can allocate your Purchase Payments to any or all of the available Allocation Options in whole percentages. We only allow allocations to the Index Options on the Index Effective Date and on subsequent Index Anniversaries. The Index Effective Date starts the first Index Year and is shown on the Index Options Statement. An Index Anniversary is a twelve-month anniversary of the Index Effective Date, or any subsequent Index Anniversary. An Index Year is any period of twelve months beginning on the Index Effective Date or a subsequent Index Anniversary. You can only reallocate money from the Index Options to the Variable Options on every sixth Index Anniversary.

NOTE: If you allocate an additional Purchase Payment to the Index Options, we place that allocation in the AZL Money Market Fund until the next Index Anniversary, when we transfer the allocations from the AZL Money Market Fund to the Index Options. Additional Purchase Payments that we receive after the Index Effective Date that you allocate to an Index Option are not eligible to receive Performance Credits until the second Index Anniversary after we receive them because they are not applied to the Index Option until the next Index Anniversary.

What Are the Different Values Within the Contract?

The Contract provides the following values.

•
The Contract Value is the sum of your Variable Account Value and total Index Option Values. Contract Value does not include any currently applicable withdrawal charge, final product fee, or final contract maintenance charge that we assess on a full withdrawal or when you request Annuity Payments.

•
The Variable Account Value is the sum of the values in your selected Variable Options. It includes the deduction of Variable Option operating expenses, and any previously assessed transfer fee, contract maintenance charge, product fee, and withdrawal charge. Your Variable Account Value changes daily based on the performance of your selected Variable Options.

•
The total Index Option Value is the sum of the values in each of your selected Index Options. Each Index Option Value includes any Performance Credits from previous Index Anniversaries and the deduction of any previously assessed contract maintenance charge, product fee, and withdrawal charge. On each Business Day during the Index Year other than the Index Effective Date or an Index Anniversary, we calculate the current Index Option Value for each Index Option by applying a Daily Adjustment to the Index Option Base (equals the amounts you allocate to an Index Option adjusted for withdrawals, Contract expenses, transfers into or out of the Index Option, and the application of any Performance Credits). We calculate the Daily Adjustment before we process any partial withdrawal or deduct any Contract expenses, and the adjustment can be positive or negative. Any amounts removed from an Index Option during the Index Year do not receive a Performance Credit on the next Index Anniversary, but the amount remaining does receive a Performance Credit subject to the Cap and Buffer.

On each Business Day during the Index Year other than the Index Effective Date or Index Anniversary, the Index Option Values change for Index performance through the Daily Adjustment. The Daily Adjustment is meant to approximate the Index Option Value on the next Index Anniversary, as adjusted for gains during the Index Year subject to the Cap and losses in excess of the Buffer. The application of the Daily Adjustment is based on your agreement to be exposed to Index Anniversary gains in Index value subject to the Cap and losses in Index value in excess of the Buffer. The Daily Adjustment does this by tracking the hypothetical value of a Proxy Investment (called the Proxy Value) each Business Day other than an Index Anniversary using the formula in Appendix B. The Proxy Investment is designed to return the same amount as the Index Option on an Index Anniversary (an amount equal to the Performance Credit as determined using the applicable Cap and Buffer). Between Index Anniversaries, the Proxy Investment provides a current estimate of what the Index value gain or loss would be if the investment were held until the Index Anniversary.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

The actual value of the relevant Index is not used in the Daily Adjustment calculation. The Daily Adjustment does not give you the actual Index return on the day of the calculation.

When the Daily Adjustment is positive, your Index Option Value has increased since the beginning of the year; when it is negative, your Index Option Value has decreased (excluding the effect of any partial withdrawal or the deduction of Contract expenses). The Daily Adjustment is generally negatively affected by increases in the expected volatility of index prices, interest rate decreases, and by poor market performance. All other factors being equal, even if the current Index Return during the Index Year is greater than the Cap, the Daily Adjustment will be lower than the Cap during the Index Year and will not be equal to the Cap until the next Index Anniversary.

For more information see section 6, Valuing Your Contract, section 7, Index Options, and Appendix B. The specific details of the Daily Adjustment formula are described in Appendix B and in Exhibit 99(a) of the Form S-1 Registration Statement filed with the SEC, of which this prospectus is a part. This information is incorporated by reference into this prospectus. You can obtain a copy of Exhibit 99(a) by calling (800) 624-0197.

How Do We Apply Performance Credits to the Index Options?

We calculate and apply Performance Credits on the Index Anniversary based on the Index Returns. Positive Performance Credits are not guaranteed. Performance Credits can be zero or negative after application of the Buffer.

You can lock in the current Index Option Value on any Business Day during the Index Year by requesting a Performance Lock. You can request a lock once each Index Year for each of your selected Index Options. A Performance Lock applies to the total Index Option Value (including any Daily Adjustment) in an Index Option, and not just a portion of that Index Option Value. After the Business Day we process your request to lock in an Index Option Value (Lock Date), Daily Adjustments do not apply for the remainder of the Index Year and the Index Option Value will not receive a Performance Credit on the next Index Anniversary.

NOTE REGARDING WITHDRAWALS DURING THE INDEX YEAR:  Amounts removed from the Index Options during the Index Year for partial withdrawals and Contract expenses do not receive a Performance Credit on the next Index Anniversary. However, the remaining amount is eligible for a Performance Credit, subject to the Cap and Buffer. Contract expenses include the product fee, the contract maintenance charge and any applicable withdrawal charge.
How Do the Caps and Buffers Affect My Contract’s Potential Growth?

The Index Performance Strategy involves both a Cap and a Buffer. The Cap limits your ability to receive positive index-linked returns, and the Buffer limits the impact of negative returns. We set the Buffers on the Issue Date and the initial Caps on the Index Effective Date. We declare new Caps on each Index Anniversary. The Caps do not change during the Index Year. The Buffers do not change after the Issue Date. The Buffers cannot be less than 1% and the Caps cannot be less than 1.5% for the entire time you own your Contract. We publish the Buffers for newly issued Contracts and any changes to the Caps on our website at https://www.allianzlife.com/newyork/indexrates seven calendar days before they take effect.

Can My Contract Lose Value Because of Negative Changes in an Index’s Value?

If you select an Index Option your Contract can lose value due to negative Index Returns.

Can I Transfer Index Option Value Between the Allocation Options?

On each Index Anniversary you can transfer Variable Account Value to the available Index Options and you can reallocate your Index Option Values. On every sixth Index Anniversary you can transfer Index Option Value to the Variable Options. We do not require a minimum transfer amount from the Index Options to the Variable Options. At the end of the six-year term, we allow you to transfer all of the money in the Index Options to the Variable Options, even if a portion of that money was added after the start of the six-year term, and has been allocated to the Index Options for less than six years.

How Can I Take Money Out of My Contract?

You can take money out of your Contract by taking withdrawals, required minimum distributions or Annuity Payments. You can withdraw money from either the Variable Options or the Index Options. Amounts withdrawn from an Index Option on any day other than an Index Anniversary do not receive a Performance Credit, but they do receive the Daily Adjustment on the day of the withdrawal.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

A withdrawal before an Index Anniversary from an Index Option may not receive the full benefit of the Buffer or the Cap. This occurs because the Daily Adjustment calculation takes into account what may potentially happen between the withdrawal date and the next Index Anniversary. As a result, even though a negative Index Return may be within the amount of the Buffer, the Owner (person(s) designated at Contract issue who may exercise all rights granted by the Contract – “you,” “your,” and “yours”) still may receive a negative Performance Credit (i.e., lose money) because there is a possibility that the Index Return could decrease before the end of the Index Year. Similarly, even if the Index Return is above the Cap, the Daily Adjustment may not reflect a Performance Credit up to the Cap, because there is a possibility that the Index Return could decrease before the end of the Index Year.

If you withdraw more than is allowed by the free withdrawal privilege we may assess a withdrawal charge. Under the waiver of withdrawal charge benefit you can take a one-time withdrawal from your Contract after the first Contract Anniversary without incurring a withdrawal charge if you are confined to a nursing home for a period of at least 90 consecutive days. If you take required minimum distributions from a Contract that qualifies for special tax treatment under sections of the Internal Revenue Code (Qualified Contract) to pay required minimum distribution amounts owing with regard to the Contract, these distributions are not subject to a withdrawal charge. However, required minimum distributions reduce the amount available under the free withdrawal privilege.

When we process a withdrawal from an Index Option on a day other than an Index Anniversary we determine the proper amount to deduct by calculating the Index Option Value using the Daily Adjustment. For more information see section 9, Access to Your Money.

What Are My Annuity Options?

The Contract includes several Annuity Options that can provide fixed life, or fixed life and term certain Annuity Payments. The designated individual(s) upon whose life we base Annuity Payments are the Annuitant(s). For more information see section 10, The Annuity Phase.

Does the Contract Provide a Death Benefit?

The Contract provides a guaranteed Traditional Death Benefit based on the greater of Contract Value or total Purchase Payments adjusted for withdrawals. The Traditional Death Benefit is a first-to-die death benefit based on the life of the person(s) designated at Contract issue (Determining Life). The Determining Life (or Lives) is either the Owner(s) or the Annuitant if the Owner is a non-individual. We establish the Determining Lives at Contract issue and they generally do not change unless there is a divorce or you establish a Trust. If you change Owners or the Annuitant after the Issue Date, upon death of the Owner, the person(s) designated to receive the death benefit (Beneficiary(s)) may only receive the Contract Value. For more information see section 3, Ownership, Annuitants, Determining Life, Beneficiaries, and Payees and section 11, Death Benefit.

What If I Need Customer Service?

If you need customer service (for Contract changes, information on Contract Values, requesting a withdrawal or transfer, changing your allocation instructions, etc.) please contact our Service Center at (800) 624-0197. You can also contact us by mail at Allianz Life Insurance Company of New York, P.O. Box 561, Minneapolis, MN 55440-0561.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

FEE TABLES

These tables describe the fees and expenses you pay when purchasing, owning and taking a withdrawal from the Contract, or transferring Contract Value between Allocation Options. For more information, see section 8, Expenses.

OWNER TRANSACTION EXPENSES

Withdrawal Charge During Your Contract’s Initial Phase, the Accumulation Phase(1)
(as a percentage of each Purchase Payment withdrawn)(2)

Number of Complete Years Since Purchase Payment	Withdrawal Charge Amount
0	8.5%
1	8%
2	7%
3	6%
4	5%
5	4%
6 years or more	0%

Transfer Fee(3)………………………………….......	$25
(for each transfer between Variable Options after twelve in a Contract Year)
Premium Tax(4)…………………………………...…	3.5%
(as a percentage of each Purchase Payment)
OWNER PERIODIC EXPENSES

Contract Maintenance Charge(5)………………...	$50
(per Contract per year)
(1)
The Contract provides a free withdrawal privilege that allows you to withdraw 10% of your total Purchase Payments annually without incurring a withdrawal charge, as discussed in section 9, Access to Your Money – Free Withdrawal Privilege.

(2)	The Withdrawal Charge Basis is the amount subject to a withdrawal charge, as discussed in section 8, Expenses – Withdrawal Charge.

(3)
We count all transfers made in the same Business Day as one transfer, as discussed in section 8, Expenses – Transfer Fee. The transfer fee does not apply to transfers to or from the Index Options and these transfers do not count against your free transfers. Transfers are subject to the market timing policies discussed in section 5, Variable Options – Excessive Trading and Market Timing.

(4)
New York does not currently impose this tax, but we reserve the right to deduct this charge if they do so in the future. This is the current maximum charge imposed in other states, as discussed in section 8, Expenses – Premium Tax.

(5)	Waived if the Contract Value is at least $100,000, as discussed in section 8, Expenses – Contract Maintenance Charge.

CONTRACT ANNUAL EXPENSES

Product Fee(6)………………………………….......	1.25%
(as a percentage of the Charge Base)
(6)	We do not assess the product fee during the Annuity Phase. See section 8, Expenses – Product Fee.

ANNUAL OPERATING EXPENSES OF THE VARIABLE OPTIONS

Following are the minimum and maximum total annual operating expenses charged by any of the Variable Options for the period ended December 31, 2013, before the effect of any contractual expense reimbursement or fee waiver. We show the expenses as a percentage of a Variable Option’s average daily net assets. The Index Options do not assess any separate operating expenses, and are not included in the following chart.

	Minimum	Maximum
Total annual Variable Option operating expenses (including management fees, distribution or 12b-1 fees, and other expenses) before fee waivers and expense reimbursements	[To be updated on amendment]%	[To be updated on amendment]%

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

The table below describes, in detail, the annual expenses of the Variable Options before fee waivers and/or expense reimbursements. We show the expenses as a percentage of a Variable Option’s average daily net assets for the most recent calendar year. Expenses may vary in current and future years. The investment advisers for the Variable Options provided the fee and expense information and we did not independently verify it. See the Variable Options’ prospectuses for further information regarding the expenses you may expect to pay. Some of the Variable Options or their affiliates may also pay service fees to us or our affiliates. If these fees are deducted from Variable Option assets, they are reflected in the table below.

[To be updated on amendment]

Variable Option	Management fees	Rule 12b-1 fees	Other expenses	Acquired fund fees and expenses	Total annual fund operating expenses before fee waivers and/or expense reimbursements
BLACKROCK
AZL Money Market Fund
ALLIANZ FUND OF FUNDS
AZL MVP Balanced Index Strategy Fund(1)
AZL MVP Growth Index Strategy Fund(1)
(1)
The underlying funds may pay 12b-1 fees to the distributor of the Contracts for distribution and/or administrative services. The underlying funds do not pay service fees or 12b-1 fees to the Allianz Fund of Funds and the Allianz Fund of Funds do not pay service fees or 12b-1 fees. The underlying funds of the Allianz Fund of Funds may pay service fees to the insurance companies issuing variable contracts, or their affiliates, for providing customer service and other administrative services to contract purchasers. The amount of such service fees may vary depending on the underlying fund.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

EXAMPLES

These examples are intended to help you compare the cost of investing in this Contract’s Variable Options with the costs of other variable annuity contracts. These examples assume you make a $10,000 investment and your Variable Options earn a 5% annual return. They are not a representation of past or future expenses. Your Contract expenses may be more or less than the examples below, depending on the Variable Options you select and whether and when you take withdrawals.

We deduct the $50 contract maintenance charge in the examples on each Contract Anniversary during the Accumulation Phase (or the next Business Day if the Contract Anniversary is not a Business Day). We may waive this charge under certain circumstances, as described in section 8, Expenses – Contract Maintenance Charge. We deduct the annual product fee (maximum charge of 1.25%) in the examples on each Quarterly Contract Anniversary during the Accumulation Phase, as described in section 8, Expenses – Product Fee. A transfer fee may apply, but is not reflected in these examples (see section 8, Expenses – Transfer Fee).

[Numbers to be added on amendment]

1)	If you surrender your Contract (take a full withdrawal) at the end of each time period.

Total annual Variable Option operating expenses before any fee waivers or expense reimbursements of:	1 Year	3 Years	5 Years	10 Years
[ ]% (the maximum Variable Option operating expense)	$	$	$	$
[ ]% (the minimum Variable Option operating expense)	$	$	$	$
2)
If you annuitize your Contract and begin Annuity Payments at the end of each time period. The earliest available Annuity Date (the date Annuity Payments begin) is 13 months after the Issue Date (the date we issue the Contract).

Total annual Variable Option operating expenses before any fee waivers or expense reimbursements of:	1 Year	3 Years	5 Years	10 Years
[ ]% (the maximum Variable Option operating expense)	-	$	$	$
[ ]% (the minimum Variable Option operating expense)	-	$	$	$

3)	If you do not surrender your Contract.

Total annual Variable Option operating expenses before any fee waivers or expense reimbursements of:	1 Year	3 Years	5 Years	10 Years
[ ]% (the maximum Variable Option operating expense)	$	$	$	$
[ ]% (the minimum Variable Option operating expense)	$	$	$	$

As of December 31, 2013, no Contracts offered by this prospectus had been sold. Therefore, we have not included any condensed financial information for the Variable Options. We will provide condensed financial information when it becomes available.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

1.	RISK FACTORS

The Contract involves certain risks that you should understand before purchasing. You should carefully consider your income needs and risk tolerance to determine whether the Contract is appropriate for you. The level of risk you bear and your potential investment performance will differ depending on the Allocation Options you choose.

LIQUIDITY RISK

We designed the Contract to be a long-term investment that you can use to help build and provide income for retirement. The Contract is not suitable for short-term investment. If you need to take money from your Contract during the withdrawal charge period, we deduct a withdrawal charge unless the withdrawal is specifically not subject to this charge (for example, the amount allowed under the free withdrawal privilege). We calculate the withdrawal charge as a percentage of your Purchase Payments, not Contract Value. Consequently, if the Contract Value has declined since you made a Purchase Payment it is possible the percentage of Contract Value withdrawn to cover the withdrawal charge would be greater than the withdrawal charge percentage. For example, assume you buy the Contract with a single Purchase Payment of $1,000. If your Contract Value in the 5th year is $800 and you take a full withdrawal a 5% withdrawal charge applies. The total withdrawal charge would be $50 (5% of $1,000). This is a 6.25% reduction in your Contract Value, which results in you receiving $750.

Deduction of the withdrawal charge, product fee, and contract maintenance charge may result in loss of principal and Performance Credits. We only apply Performance Credits once each Index Year on the Index Anniversary, rather than on a daily basis. In the interim, we calculate Index Option Values based on the Daily Adjustment, which may result in you not receiving the full benefit of the Index Returns, Caps and Buffers if, before the Index Anniversary, you take a withdrawal or annuitize the Contract, or if we pay a death benefit. While the free withdrawal privilege and required minimum distributions provide liquidity, they permit limited withdrawals and are designed to be used over a number of years. If you need to withdraw most or all of your Contract Value in a short period, this will exceed the charge-free amounts available to you and result in a withdrawal charge. Amounts withdrawn from this Contract may also be subject to a 10% federal tax penalty if taken before age 59½.

You may transfer Contract Value from an Index Option to a Variable Option only on every sixth Index Anniversary. At other times, you may only withdraw money from an Index Option by taking partial withdrawals or surrendering the Contract. This may limit your ability to react to changes in market conditions. Amounts withdrawn from an Index Option before the Index Anniversary may not receive the full benefit of the Buffer. You should consider whether investing in an Index Option is consistent with your financial needs.

RISK OF INVESTING IN SECURITIES

Returns on securities and securities Indexes can vary substantially, which may result in investment losses. The historical performance of the available Allocation Options does not guarantee future results. It is impossible to predict whether underlying investment values will fall or rise. Trading prices of the securities underlying the Allocation Options are influenced by economic, financial, regulatory, geographic, judicial, political and other complex and interrelated factors. These factors can affect capital markets generally and markets on which the underlying securities are traded and these factors can influence the performance of the underlying securities.

RISK OF NEGATIVE RETURNS

If you allocate money to the Variable Options, returns will fluctuate and may be negative. You can lose money.

If you allocate money to the Index Performance Strategy, Performance Credits may be negative after application of the Buffer. In addition, positive Performance Credits paid on the Index Performance Strategy are limited by the Cap. You can lose money that you allocate to the Index Performance Strategy as a result of Index fluctuations. The Index Performance Strategy includes a risk of potential loss of principal for negative performance in excess of the Buffer and the loss could be substantial. If money is withdrawn or removed from an Index Option before the Index Anniversary, you could lose principal even if the Index Return is positive on the date of withdrawal.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

If you select the Index Performance Strategy we calculate each of your Index Option Values daily during the Index Year by applying the Daily Adjustment. The Daily Adjustment affects the calculation of Index Option Values we use to calculate Contract Value between Index Anniversaries, and it affects the Contract Value available for withdrawal, annuitization, death benefits, and the Contract Value used to determine the Charge Base and contract maintenance charge. The Daily Adjustment may result in a loss even if Index performance has been positive since the beginning of the Index Year, or if it’s positive by the end of the Index Year. This amount may also be less than you would receive as a Performance Credit on the next Index Anniversary. The Daily Adjustment is generally negatively affected by increases in the expected volatility of Index prices, interest rate decreases, and by poor market performance. All other factors being equal, even if the current Index Return during the Index Year is greater than the Cap, the Daily Adjustment will be lower than the Cap during the Index Year and will not be equal to the Cap until the next Index Anniversary. Even if the current Index Return during the Index Year is within the Buffer or positive, the Daily Adjustment may be negative until the Index Anniversary. This means you may receive reduced principal even if the Index Return is positive on that day.

CALCULATION OF PERFORMANCE CREDITS

The Index Options do not directly participate in the returns of the underlying securities, and do not receive any dividends payable on these securities.

The Caps on the Index Performance Strategy could cause your returns to be lower than they would otherwise be if you invested in a mutual fund or exchange traded fund designed to track the performance of the applicable Index, or if you allocated to the Variable Options.

The Index credit calculation method only captures Index values on one day each year, so you will bear the risk that the Index value might be abnormally low on these days.

SUBSTITUTION OF AN INDEX

There is no guarantee that the Indices will be available during the entire time that you own your Contract. If we substitute a new Index for an existing Index, the performance of the new Index may be different and this may affect your ability to receive positive Performance Credits. We may substitute a new Index for an existing Index if:

•	the Index is discontinued,

•
we are unable to use the Index because, for example, changes to an Index make it impractical or expensive to purchase derivative securities to hedge the Index, or we are not licensed to use the Index, or

•
the method of calculation of the Index values changes substantially, resulting in significantly different values and performance results. This could occur, for example, if an Index altered the types of securities tracked, or the weighting of different categories of securities.

If we add or substitute an Index, unless the Index has been discontinued, we first seek regulatory approval (from each applicable state insurance regulator) and then provide you with written notice. Substitutions of an Index may occur during an Index Year. If we substitute an Index, this does not cause a change in the current Buffers, Charge Base, or current Caps. Changes occur at the next regularly scheduled date. Instead we treat the new Index as if it were effective at the beginning of the Index Year. Depending on the constitution of the substituted Index, the volatility of its investments, and our ability to hedge the Index’s performance, we may determine for the next Index Year, in our discretion, that a higher or lower Cap may be appropriate. However, we would not implement any change to reflect this difference until the next Index Anniversary after the substitution. This may result in an abnormally large change in the Daily Adjustment on the day we substitute the Index.

The selection of a substitution Index is in our discretion; however, it is anticipated that any substitute Index will be substantially similar to the Index it is replacing and we will replace any equity Index with a broad-based equity index.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

CHANGES TO CAPS AND NOTICE OF BUFFERS

We determine the Caps on the Index Effective Date and subsequent Index Anniversaries. The minimum Caps are 1.5% and the minimum Buffers are 1%. Your actual Buffers are stated in your Contract. The minimum and actual Buffers, and minimum Caps do not change for the entire time you own your Contract. We publish Buffers for newly issued Contracts and any changes to the Caps on our website at https://www.allianzlife.com/newyork/indexrates seven calendar days before they take effect. You risk the possibility that the Caps and Buffers you receive may be less than you would find acceptable. If you do not find the changes to the Caps acceptable, you must give us notice no later than the last Business Day before the Index Anniversary and request to move your money on the Index Anniversary or you will be subject to these values for the next Index Year until you can move money on the next Index Anniversary. The Buffers are stated in your Contract. We will inform you of the initial Caps applicable to your Contract in the Index Options Statement, which we will mail to you on the Index Effective Date. Thereafter, we will inform you of the Caps applicable to your Contract for the current Index Year in your annual Index Options Statement, which we will mail to you on each Index Anniversary.

Caps are modified as frequently as annually. They may be adjusted up or down, or may stay the same. When they are adjusted, you have the option of staying in your current Index Option or moving to another permitted Allocation Option. If you do not review information regarding new Caps when they are published, or take no action to move to another permitted Allocation Option, you stay in your current Index Options and automatically become subject to any new Caps. You will be subject to the newly declared Caps until the next Index Anniversary. If you selected an Index Option, you will also be subject to the Daily Adjustment until the next Index Anniversary. To avoid the application of the Daily Adjustment, you should not take withdrawals from an Index Option other than on an Index Anniversary.

We manage our obligation to provide Performance Credits in part by trading call and put options on the available Indices. The costs of the call and put options vary based on market conditions, and we may adjust future Caps to reflect these cost changes. In some instances we may need to reduce the Caps, or we may need to replace an Index from the Contract. You bear the risk that we may reduce the Caps, which reduces your opportunity to receive positive Performance Credits. You also bear the risk that the Buffers we declare on the Issue Date are very low, which increases the risk you may receive negative Performance Credits.

VARIABLE OPTION RISK

The Variable Options do not provide any protection against loss of principal. You can lose some or all of the money you allocate to the Variable Options.

OUR FINANCIAL STRENGTH AND CLAIMS-PAYING ABILITY

We make Annuity Payments and apply Performance Credits from our general account. Our general account assets are subject to claims by our creditors, and any payment we make from our general account is subject to our financial strength and claims-paying ability. You can obtain information on our financial condition by reviewing our financial statements in this prospectus.

REGULATORY PROTECTIONS

Allianz Life of New York is not an investment company and therefore we are not registered as an investment company under the Investment Company Act of 1940, as amended, and the protections provided by this Act are not applicable to the guarantees we provide. The Separate Account is, however, registered as an investment company. Any allocations you make to an Index Option are not part of the Separate Account. Allianz Life of New York is not an investment adviser and does not provide investment advice to you in connection with your Contract.

Your Contract is registered in accordance with the Securities Act of 1933 and the offering of the Contract must be conducted in accordance with the requirements of this Act. In addition, the offer and sale of the Contracts is subject to the provisions of the Securities Exchange Act of 1934.

The Contract is filed with and approved by each state in which the Contract is offered. State insurance laws provide a variety of regulatory protections.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

2.	THE VARIABLE ANNUITY CONTRACT

An annuity is a contract between you as the Owner, and an insurance company (in this case Allianz Life of New York), where you make payments to us and the money is invested in Allocation Options available through the Contract. Depending on market conditions, your Contract may gain or lose value based on the returns of your selected Allocation Options. When you are ready to take money out, we make payments to you according to your instructions and any restrictions associated with the payout option you select that is described in this prospectus. We do not make any changes to your Contract without your permission except as may be required by law.

The Contract has an Accumulation Phase and an Annuity Phase.

The Accumulation Phase is the first phase of your Contract, and it begins on the Issue Date. During the Accumulation Phase, your money is invested in the Allocation Options you select on a tax-deferred basis. Tax deferral means you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract. (For more information, see section 12, Taxes.)

During the Accumulation Phase you can take withdrawals (subject to any withdrawal charge) and you can make additional Purchase Payments subject to the restrictions set out in section 4, Purchasing the Contract – Purchase Requirements.

The Accumulation Phase ends upon the earliest of the following.

•	The Business Day before the Annuity Date.

•	The Business Day we process your request for a full withdrawal.

•
Upon the death of any Owner (or the Annuitant if the Contract is owned by a non-individual), the Business Day we first receive the documents we require before we pay any death claim (Valid Claim) from any one Beneficiary, unless the surviving spouse continues the Contract. If there are multiple Beneficiaries, the remaining Contract Value continues to fluctuate with the performance of the Allocation Options until the complete distribution of the death benefit.

If you request Annuity Payments, your Contract enters the Annuity Phase. During the Annuity Phase we make regular fixed periodic payments (Annuity Payments) based on the life of a person you choose (the Annuitant), or life and term certain. We send Annuity Payments to you (the Payee). You can choose when Annuity Payments begin (the Annuity Date), subject to certain restrictions. We base Annuity Payments on your Contract Value and the payout rates for the Annuity Option you select. Your Annuity Payments do not change unless an Annuitant dies. The Annuity Phase ends when we make the last Annuity Payment under your selected Annuity Option. For more information, see section 10, The Annuity Phase.

WHEN THE CONTRACT ENDS

The Contract ends when:

•	all applicable phases of the Contract (Accumulation Phase and/or Annuity Phase) have ended, and/or

•	all applicable death benefit payments have been made.

For example, if you purchase a Contract and later take a full withdrawal of the total Contract Value, both the Accumulation Phase and the Contract end even though the Annuity Phase never began and we did not make any death benefit payments.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

3.	OWNERSHIP, ANNUITANTS, DETERMINING LIFE, BENEFICIARIES, AND PAYEES

OWNER

You, as the Owner, have all the rights under the Contract. The Owner is designated at Contract issue. The Owner may be a non-individual, which is anything other than an individual person, and could be a trust, qualified plan, or corporation. Qualified Contracts can only have one Owner.

JOINT OWNER

A Contract that is not qualified pursuant to a specialized provision of the Internal Revenue Code (Non-Qualified Contract) can be owned by up to two Owners (Joint Owners). We generally require the signature of both Joint Owners on any forms that are submitted to our Service Center.

ANNUITANT

The Annuitant is the individual on whose life we base Annuity Payments. Subject to our approval, you designate an Annuitant when you purchase a Contract. For Qualified Contracts, before the Annuity Date the Owner must be the Annuitant unless the Contract is owned by a qualified plan or is part of a custodial arrangement. You can change the Annuitant on an individually owned Non-Qualified Contract at any time before the Annuity Date, but you cannot change the Annuitant if the Owner is a non-individual (for example, a qualified plan or trust). Subject to our approval, you can add a joint Annuitant on the Annuity Date. For Qualified Contracts, the ability to add a joint Annuitant is subject to any plan requirements associated with the Contract. For jointly owned Contracts, if an Annuitant who is not also an Owner dies before the Annuity Date, the younger Owner automatically becomes the new Annuitant, but the Owner can subsequently name another Annuitant.

Designating different persons as Owner(s) and Annuitant(s) can have important impacts on whether a death benefit is paid, and on who receives it as indicated below. For more examples, please see the Appendix to the SAI. Use care when designating Owners and Annuitants, and consult your Financial Professional if you have questions.

UPON THE DEATH OF A SOLE OWNER
Action if the Contract is in the Accumulation Phase		Action if the Contract is in the Annuity Phase
•	We pay a death benefit to the person you designate (the Beneficiary) unless the Beneficiary is the surviving spouse and continues the Contract.	•	The Beneficiary becomes the Payee.
		•	If the deceased was not an Annuitant, Annuity Payments to the Payee continue. No death benefit is payable.
•
If the deceased Owner was the Determining Life and the surviving spouse Beneficiary continues the Contract, we increase the Contract Value to equal total Purchase Payments adjusted for withdrawals (if greater), the Traditional Death Benefit ends, the surviving spouse becomes the new Owner, and the Accumulation Phase continues. If the deceased Owner was not the Determining Life the Traditional Death Benefit is not available.
•
If the deceased was the only surviving Annuitant, Annuity Payments end or continue as follows.
–Annuity Option 1  or 3, payments end.
–Annuity Option 2 or 4, payments end when the guarantee period ends.
–Annuity Option 5,  payments end and the Payee may receive a lump sum refund.

		•	If the deceased was an Annuitant and there is a surviving joint Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant. No death benefit is payable.
•	Upon the surviving spouse’s death, his or her Beneficiary(s) receives the Contract Value.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

DETERMINING LIFE (LIVES)

The Determining Life (Lives) are the individuals on whose life we base the guaranteed Traditional Death Benefit. We establish the Determining Life (Lives) at Contract issue and they generally do not change. For an individually owned Contract the Determining Life (Lives) are the Owner(s). For a non-individually owned Contract the Determining Life is the Annuitant. After the Issue Date the Determining Life (Lives) only change if:

•	you remove a Joint Owner due to divorce we also remove that person as a Determining Life, or

•	you establish a jointly owned Non-Qualified Contract and change ownership to a Trust, we remove the prior Owner who is not the Annuitant as a Determining Life.

BENEFICIARY

The Beneficiary is the person(s) or entity you designate at Contract issue to receive any death benefit. You can change the Beneficiary or contingent Beneficiary at any time before your death unless you name an irrevocable Beneficiary. If a Beneficiary dies before you, or you and a Beneficiary die simultaneously as defined by applicable state law or regulation, that Beneficiary’s interest in this Contract ends unless your Beneficiary designation specifies otherwise. If there are no primary Beneficiaries, we pay the death benefit to the contingent Beneficiaries who survive you. If the interests of all Beneficiaries have ended or if there is no named Beneficiary, we pay the death benefit to your estate, or the Owner if the Owner is a non-individual.

NOTE FOR JOINTLY OWNED CONTRACTS: The sole primary Beneficiary is the surviving Joint Owner regardless of any other named Beneficiaries. Spousal Joint Owners may also appoint contingent Beneficiaries. However, Joint Owners who are not spouses may not appoint contingent Beneficiaries. If both Joint Owners who were never spouses die before we pay the death benefit, we pay the death benefit to the estate of the Joint Owner who died last.

If both spousal Joint Owners die before we pay the death benefit, we pay the death benefit to the named contingent Beneficiaries, or to the estate of the spousal Joint Owner who died last if there are no named contingent Beneficiaries. If both spousal Joint Owners die simultaneously, state law may dictate who receives the death benefit. However, if spousal Joint Owners divorce and do not notify us before death, we look to state law regarding divorce and inheritance to determine if the surviving Joint Owner can remain as a Beneficiary. If state law requires that an ex-spouse be removed as a Beneficiary, then we pay any applicable death benefit to the contingent Beneficiaries or the estate of the deceased if there are no named contingent Beneficiaries.

PAYEE

The Payee is the person or entity who receives Annuity Payments during the Annuity Phase. The Owner receives tax reporting on those payments. Generally we require the Payee to be an Owner. However, we may allow you to name a charitable trust, financial institution, qualified plan, or an individual specified in a court order as a Payee subject to our approval. For Qualified Contracts owned by a qualified plan, the qualified plan must be the Payee.

ASSIGNMENTS, CHANGES OF OWNERSHIP AND OTHER TRANSFERS OF CONTRACT RIGHTS

You can assign your rights under this Contract to someone else during the Accumulation Phase. An assignment may be absolute or limited, and includes changes of ownership, collateral assignments, or any other transfer of specific Contract rights. After an assignment, you may need the consent of the assignee of record to exercise certain Contract rights depending on the type of assignment and the rights assigned.

You must submit your request to assign the Contract in writing to our Service Center and we must approve it in writing. To the extent permitted by state law, we reserve the right to refuse to consent to any assignment at any time on a nondiscriminatory basis. We will not consent if the assignment would violate or result in noncompliance with any applicable state or federal law or regulation.

Upon our consent, we record the assignment. We are not responsible for the validity or effect of the assignment. We are not liable for any actions we take or payments we make before we receive your request in Good Order and record it. A request is in “Good Order” when it contains all the information we require to process it. Assigning the Contract does not change, revoke or replace the originally named Annuitant or Beneficiary; if you also want to change the Annuitant or Beneficiary you must make a separate request.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

An assignment may be a taxable event. In addition, there are other restrictions on changing the ownership of a Qualified Contract and Qualified Contracts generally cannot be assigned absolutely or on a limited basis. You should consult with your tax adviser before assigning this Contract.

NOTE: An assignment does not change the Determining Life (Lives), but it may remove a person as a Determining Life. The Traditional Death Benefit is only available on the death of a Determining Life. If you assign the Contract and the Determining Life (Lives) are no longer an Owner (or Annuitant if the Owner is a non-individual) the Traditional Death Benefit may not be available to your Beneficiary(s).

4.	PURCHASING THE CONTRACT

PURCHASE REQUIREMENTS

To purchase this Contract, all Owners and the Annuitant must be age 80 or younger on the Issue Date.

The Purchase Payment requirements for this Contract are as follows.

•	The minimum initial Purchase Payment due on the Issue Date is $10,000.

•	You can make additional Purchase Payments of $50 or more during the Accumulation Phase.

•	We do not accept additional Purchase Payments on or after the Annuity Date.

•	The maximum total Purchase Payments we accept without our prior approval is $1 million including amounts already invested in other Allianz Life of New York variable annuities.

We may, at our sole discretion, waive the minimum Purchase Payment requirements.

Once we receive your initial Purchase Payment and all necessary information, we issue the Contract within two Business Days and allocate your payment to your selected Allocation Options. If you do not give us all of the information we need, we contact you or your Financial Professional. If for some reason we are unable to complete this process within five Business Days, we either send back your money or get your permission to keep it until we get all of the necessary information. If you make additional Purchase Payments, we add this money to your Contract on the Business Day we receive it in Good Order. Our Business Day closes when regular trading on the New York Stock Exchange closes.

If you submit a Purchase Payment and/or application to your Financial Professional, we do not begin processing the payment and/or application until we receive it. A Purchase Payment is “received” when it arrives at the address for mailing checks listed at the back of this prospectus regardless of how or when you submitted them. We forward Purchase Payments we receive at the wrong address to the last address listed at the back of this prospectus, which may delay processing.

We may terminate your ability to make additional Purchase Payments because we reserve the right to decline any or all Purchase Payments at any time on a non-discriminatory basis. If mandated under applicable law, we may be required to reject a Purchase Payment. If we exercise our right to no longer allow additional Purchase Payments this may limit your ability to fund your Contract’s guaranteed benefits such as the Traditional Death Benefit.

FAXED APPLICATIONS

We accept faxed applications, but we currently do not accept applications delivered via email or our website. It is important to verify receipt of any faxed application. We are not liable for faxed applications that we do not receive. A manually signed faxed application is considered the same as an application delivered by mail. Our fax system may not always be available; any fax system can experience outages or slowdowns and may delay fax application processing. Although we have taken precautions to help our system handle heavy use, we cannot promise complete reliability. If you experience problems, please submit your written application by mail to our Service Center. We reserve the right to discontinue or modify our faxed application policy at any time and for any reason.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

ALLOCATION OF PURCHASE PAYMENTS AND TRANSFERS BETWEEN THE ALLOCATION OPTIONS

You can allocate your Purchase Payments to the available Allocation Options. At issue we collect Index Effective Date allocation instructions. You must allocate your money to the Allocation Options in whole percentages. If an Index Option is chosen at issue, then the future Purchase Payment allocation instructions for the portion allocated to the Index Options will be to the AZL Money Market Fund until the next Index Anniversary unless you give us alternate instructions.

We only allow allocations (both Purchase Payments and transfers of Contract Value) into the Index Options on the Index Effective Date and on subsequent Index Anniversaries. We only allow you to move money between Index Options on an Index Anniversary. You cannot move money from one Index Option to another mid-year. When you purchase this Contract you select the Index Effective Date. The Index Effective Date can be any Business Day from the Issue Date up to and including the first Quarterly Anniversary. However, it cannot be the 29th, 30th or 31st of a month. If the Index Effective Date would occur on the 29th, 30th or 31st of a month, we change the Index Effective Date to be the next Business Day.

On each Index Anniversary, if we have not received new allocation instructions from you, all monies invested in an Index Option continue to be invested in that option at the new Caps.

We place any Purchase Payments you allocate to an Index Option that we receive before the Index Effective Date or the next Index Anniversary, as applicable, in the AZL Money Market Fund. Then on the Index Effective Date, we rebalance your Contract Value among your selected Allocation Options according to your Index Effective Date allocation instructions. We only allow transfers of Index Option Value from the Index Options to the Variable Options on every sixth Index Anniversary. We do not require a minimum transfer amount from the Index Options to the Variable Options. At the end of the six-year term, we allow you to transfer all of the money in the Index Options to the Variable Options, even if a portion of that money was added after the start of the six-year term, and has been allocated to the Index Options for less than six years.

You can instruct us on how to allocate additional Purchase Payments, but we do not allow you to invest additional Purchase Payments in Index Options until the next Index Anniversary. If you do not instruct us on how to allocate an additional Purchase Payment, we allocate it according to your future Purchase Payment allocation instructions. The allocation instructions you provide us at issue automatically become your future Purchase Payment allocation instructions until you give us different instructions. However, if those instructions include allocations to the Index Options, we place those allocations in the AZL Money Market Fund until the next Index Anniversary, when we transfer the allocations from the AZL Money Market Fund to the Index Option. We notify you at least 30 days in advance of each Index Anniversary as a reminder that you may transfer Contract Value from the Variable Options to the Index Options on the upcoming anniversary. Contract Value transfers between Allocation Options do not change your future allocation instructions. For more information, see section 5, Variable Options – Electronic Variable Option Transfer and Allocation Instructions.

You can change your future allocation instructions at any time without fee or penalty by writing to us, or electronically by telephone, fax, or website at http://www.allianzlife.com/newyork. We do not currently accept future Purchase Payment allocation instructions from you through any other form of electronic communication. Future allocation instruction changes are effective on the Business Day we receive them in Good Order at our Service Center. If you change your future allocation instructions by writing, telephone or fax, and you are participating in the automatic investment plan, your instructions must include directions for the plan. We accept changes to future allocation instructions from any Owner unless you instruct otherwise. We may allow you to authorize someone else to change allocation instructions on your behalf.

NOTE: Variable Options are subject to market risk and money allocated to them may lose value before it can be transferred into the Index Options. Additional Purchase Payments that we receive after the Index Effective Date that you allocate to an Index Option are not eligible to receive Performance Credits until the second Index Anniversary after we receive them because they are not applied to the Index Option until the next Index Anniversary.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

AUTOMATIC INVESTMENT PLAN (AIP)

The AIP makes additional Purchase Payments to the Variable Options during the Accumulation Phase on a monthly or quarterly basis by electronic money transfer from your savings, checking or brokerage account. You can participate in AIP by completing our AIP form. Our Service Center must receive your form in Good Order by the 15th of the month in order for AIP to begin that same month. We process AIP Purchase Payments on the 20th of the month, or the next Business Day if the 20th is not a Business Day. We allocate AIP Purchase Payments according to your future allocation instructions which must comply with the allocation requirements and restrictions stated in this section. AIP has a maximum of $1,000 per month. We must receive your request to stop or change AIP at our Service Center by 4 p.m. Eastern Time on the Business Day immediately before the Business Day we process AIP to make the change that month. If you choose to begin Annuity Payments, AIP ends automatically on the Business Day before the Annuity Date. We reserve the right to discontinue or modify AIP at any time and for any reason.

NOTE: For Owners of Qualified Contracts, AIP is not available if your Contract is funding a plan that is tax qualified under Section 401 of the Internal Revenue Code.

FREE LOOK/RIGHT-TO-EXAMINE PERIOD

If you change your mind about owning the Contract, you can cancel it within ten days after receiving it. We return your Contract Value as of the day we receive your cancellation request. This may be more or less than your initial Purchase Payment. If you have an IRA Qualified Contract, we refund your Purchase Payments less withdrawals, or Contract Value less withdrawal charges, if greater. For IRA Qualified Contracts, we reserve the right to allocate your initial Purchase Payment to the AZL Money Market Fund until the free look period ends, and then re-allocate your money, less fees and charges, according to your future Purchase Payment allocation instructions. If we do this, we return the greater of Purchase Payments less withdrawals, or Contract Value. In the Contract, the free look provision is also called the right-to-examine.

5.	VARIABLE OPTIONS

The following table lists this Contract’s Variable Options and their associated investment advisers and subadvisers, investment objectives, and primary investments. Depending on market conditions, you can gain or lose value by investing in the Variable Options. In the future, we may add, eliminate or substitute Variable Options to the extent permitted by the federal securities laws and, when required, the Securities & Exchange Commission.

You should read the Variable Options’ prospectuses carefully. The Variable Options invest in different types of securities and follow varying investment strategies. There are potential risks associated with each of these types of securities and investment strategies. The operation of the Variable Options and their various risks and expenses are described in the Variable Options’ prospectuses. We send you the current copy of the Variable Options’ prospectus when we issue the Contract. (You can also obtain the current Variable Options’ prospectus by contacting your Financial Professional or calling us at the toll-free telephone number listed at the back of this prospectus.)

Currently, the Variable Options are not publicly traded mutual funds. They are available only as Variable Options in variable annuity contracts or variable life insurance policies issued by life insurance companies or in some cases, through participation in certain qualified pension or retirement plans. A material conflict of interest may arise between insurance companies, owners of different types of contracts, and retirement plans or their participants. Each Variable Option’s Board of Directors monitors for material conflicts, and determines what action, if any, should be taken.

The names, investment objectives and policies of certain Variable Options may be similar to the names, investment objectives and policies of other portfolios managed by the same investment advisers. Although the names, objectives and policies may be similar, the Variable Options’ investment results may be higher or lower than these other portfolios’ results. The investment advisers cannot guarantee, and make no representation, that these similar funds’ investment results will be comparable even though the Variable Options have the same names, investment advisers, objectives, and policies.

Each Variable Option offered by the Allianz Variable Insurance Products Fund of Funds Trust (Allianz VIP Fund of Funds Trust) is a “fund of funds” and diversifies its assets by investing primarily in shares of several other affiliated mutual funds.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

The Variable Options may pay 12b-1 fees to the Contracts’ distributor, our affiliate, Allianz Life Financial Services, LLC, for distribution and/or administrative services. In addition, we may enter into certain arrangements under which we, or Allianz Life Financial Services, LLC, are compensated by the Variable Options’ advisers, distributors and/or affiliates for administrative services and benefits we provide to the Variable Options. The compensation amount usually is based on the Variable Options’ aggregate assets purchased through contracts we issue or administer. Some advisers may pay us more or less than others. The maximum service fee we currently receive from any Variable Option in any Contract is 0.35% annually of the average aggregate amount invested by us in the Variable Options.

The Allianz VIP Fund of Funds Trust underlying funds do not pay 12b-1 fees or service fees to the Trust, and the Trust does not charge 12b-1 fees or service fees. The Allianz VIP Fund of Funds Trust underlying funds or their advisers may pay service fees to us and our affiliates for providing customer service and other administrative services to you. Service fees may vary depending on the underlying fund.

We offer other variable annuity contracts that may invest in these Variable Options. These contracts may have different charges and may offer different benefits more appropriate to your needs. For more information about these contracts, please contact our Service Center.

Allianz Investment Management LLC is an adviser/subadviser that is a subsidiary of Allianz Life.

VARIABLE OPTIONS

Investment Management Company and Adviser/Subadviser	Name of Variable Option	Asset Category	Objective(s)	Primary Investments (Normal market conditions)
ALLIANZ FUND OF FUNDS
Managed by Allianz Investment Management LLC	AZL MVP Balanced Index Strategy Fund	A “Fund of Funds” Model Portfolio	Long-term capital appreciation with preservation of capital as an important consideration
Invests primarily (approximately 80% to 100%) in a combination of five underlying index funds (generally allocated 40% to 60% to underlying equity index funds and 40% to 60% to underlying bond index funds), combined with the MVP (Managed Volatility Portfolio) risk management process intended to adjust the risk of the portfolio based on quantitative indicators of market risk. May invest up to 20% of the Fund’s assets in a combination of derivative and fixed income instruments.

	AZL MVP Growth Index Strategy Fund	A “Fund of Funds” Model Portfolio	Long-term capital appreciation
Invests primarily (approximately 80% to 100%) in a combination of five underlying index funds (generally allocated 65% to 85% to underlying equity index funds and 15% to 35% to underlying bond index funds), combined with the MVP (Managed Volatility Portfolio) risk management process intended to adjust the risk of the portfolio based on quantitative indicators of market risk. May invest up to 20% of the Fund’s assets in a combination of derivative and fixed income instruments.

BLACKROCK
Managed by Allianz Investment Management LLC/BlackRock Advisors, LLC	AZL Money Market Fund	Cash Equivalent	Current income consistent with stability of principal
Invests in a broad range of short-term, high quality U.S. dollar-denominated money market instruments, including government, U.S. and foreign bank, commercial and other obligations. During extended periods of low interest rates, and due in part to contract fees and expenses, the yield of the AZL Money Market Fund may also become extremely low and possibly negative.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

SUBSTITUTION OF VARIABLE OPTIONS AND LIMITATION ON FURTHER INVESTMENTS

We may substitute another Variable Option for one of your selected Variable Options, for any reason in our sole discretion. To the extent required by the Investment Company Act of 1940 or other applicable law, we do not substitute any shares without SEC approval and providing you notice. We may make substitutions with respect to your existing allocations, future Purchase Payment allocations, or both. New or substitute Variable Options may have different fees and expenses, and their availability may be limited to certain purchaser classes. We may limit further Variable Option allocations if marketing, tax or investment considerations warrant, or for any reason in our sole discretion. We may also close Variable Options to additional allocations. The fund companies that sell Variable Option shares to us, pursuant to participation agreements, may end those agreements and discontinue offering us their shares.

TRANSFERS BETWEEN VARIABLE OPTIONS

You can make transfers between Variable Options, subject to the following restrictions. Currently, there is no maximum number of transfers allowed, but we may change this in the future. Transfers may be subject to a transfer fee, see section 8, Expenses.

The following applies to any transfer.

•	Your request for a transfer must clearly state the Variable Options involved and how much to transfer.

•	Your right to make transfers is subject to the Excessive Trading and Market Timing policy discussed later in this section.

•	Variable Account Value transfers between Variable Options do not change your future Purchase Payment allocation instructions.

We process transfer requests based on prices next determined after we receive your request in Good Order at our Service Center. If we do not receive your transfer request before the end of the current Business Day, even if due to our delay in answering your call or a delay caused by our electronic systems, you receive the next Business Day’s prices.

You can request transfers in writing, or electronically by telephone, fax, or website at http://www.allianzlife.com/newyork. We do not currently accept transfer instructions from you through any other form of electronic communication. Unless you instruct us not to, we accept transfer instructions from any Owner. We may also allow you to authorize someone else to request transfers on your behalf.

ELECTRONIC INVESTMENT OPTION TRANSFER AND ALLOCATION INSTRUCTIONS

We use reasonable procedures to confirm that electronic transfer and allocation instructions given to us are genuine. If we do not use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We record all telephone instructions and log all website instructions. We reserve the right to deny any transfer request or allocation instruction change, and to discontinue or modify our electronic instruction privileges at any time for any reason.

Please note that telephone, fax and/or the website may not always be available. Any electronic system, whether it is ours, yours, your service provider’s, or your Financial Professional’s, can experience outages or slowdowns for a variety of reasons, which may delay or prevent our processing of your transfer request or allocation instruction change. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability. If you are experiencing problems, you should submit your instructions in writing to our Service Center.

By authorizing electronic instructions, you authorize us to accept and act upon these instructions for your Contract. There are risks associated with electronic communications that do not occur with a written request. Anyone authorizing or making such requests bears those risks. You should protect your website password, because the website is available to anyone with your password; we cannot verify that the person providing instructions on the website is you, or is authorized by you.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

EXCESSIVE TRADING AND MARKET TIMING

We may restrict or modify your right to make transfers to prevent any use that we consider to be part of a market timing program.

Frequent transfers, programmed transfers, transfers into and then out of a Variable Option in a short period of time, and transfers of large amounts at one time (collectively referred to as “potentially disruptive trading”) may have harmful effects for other Owners, Annuitants and Beneficiaries. These risks and harmful effects include the following.

•
Dilution of the interests of long-term investors in a Variable Option, if market timers or others transfer into a Variable Option at prices that are below their true value, or transfer out at prices above their true value.

•	An adverse effect on portfolio management, such as causing a Variable Option to maintain a higher level of cash or causing a Variable Option to liquidate investments prematurely.

•	Increased brokerage and administrative expenses.

We attempt to protect our Owners and the Variable Options from potentially disruptive trading through our excessive trading and market timing policies and procedures. Under these policies and procedures, we could modify your transfer privileges for some or all of the Variable Options. Unless prohibited by your Contract or applicable state law, we may:

•	Limit transfer frequency (for example, prohibit more than one transfer a week, or more than two a month, etc.).

•	Restrict the transfer method (for example, requiring all transfers be sent by first-class U.S. mail and rescinding electronic transfer privileges).

•
Require a minimum time period between each transfer into or out of the same Variable Option. Our current policy, which is subject to change without notice, prohibits “round trips” within 14 calendar days. We do not include transfers into and/or out of the AZL Money Market Fund when available in your Contract. Round trips are transfers into and back out of the same Variable Option, or transfers out of and back into the same Variable Option.

•	Refuse transfer requests made on your behalf by an asset allocation and/or market timing service.

•	Limit the dollar amount of any single Purchase Payment or transfer request to a Variable Option.

•	Prohibit transfers into specific Variable Options.

•	Impose other limitations or restrictions to the extent permitted by federal securities laws.

We also reserve the right to reject any specific Purchase Payment allocation or transfer request from any person if in the investment adviser’s, subadviser’s or our judgment, a Variable Option may be unable to invest effectively in accordance with its investment objectives and policies. This could occur, for example, where frequent or rapid trading causes the investment adviser to hold an excess of uninvested cash to meet redemption requests, or to sell investment positions to fund redemptions, thereby affecting Variable Option returns. Similarly, rapid or frequent trading may cause a Variable Option to incur excessive transaction fees, which also could affect performance.

Currently, we attempt to deter disruptive trading as follows. If a transfer(s) is/are identified as potentially disruptive trading, we may (but are not required to) send a warning letter. If the conduct continues and we determine it constitutes disruptive trading, we also impose transfer restrictions. Transfer restrictions may include refusing electronic transfers and requiring all transfers be sent by first-class U.S. mail. We do not enter into agreements permitting market timing and would not permit activities determined to be disruptive trading to continue. We also reserve the right to impose transfer restrictions if we determine, in our sole discretion, that transfers disadvantage other Owners. We notify you in writing if we impose transfer restrictions on you.

We do not include automatic transfers made under any of our programs or Contract features when applying our market timing policy.

We adopted these policies and procedures as a preventative measure to protect all Owners from the potential effects of disruptive trading, while also abiding by your legitimate interest in diversifying your investment and making periodic asset re-allocations based on your personal situation or overall market conditions. We attempt to protect your interests in making legitimate transfers by providing reasonable and convenient transfer methods that do not harm other Owners.

We may make exceptions when imposing transfer restrictions if we determine a transfer is appropriate, although it may technically violate our policies and procedures discussed here. In determining if a transfer is appropriate, we may, but are not required to, take into consideration its relative size, whether it was purely a defensive transfer into the AZL Money Market Fund, and whether it involved an error or similar event. We may also reinstate electronic transfer privileges after we revoke them, but we do not reinstate these privileges if we believe they might be used for future disruptive trading.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

We cannot guarantee the following.

•	Our monitoring will be 100% successful in detecting all potentially disruptive trading activity.

•	Revoking electronic transfer privileges will successfully deter all potentially disruptive trading.

In addition, some of the Variable Options are available to other insurance companies and we do not know if they adopted policies and procedures to detect and deter potentially disruptive trading, or what their policies and procedures might be. Because we may not be completely successful at detecting and preventing market timing activities, and other insurance companies that offer the Variable Options may not have adopted adequate market timing procedures, there is some risk that market timing activity may occur and negatively affect other Owners.

We may, without prior notice to any party, take whatever action we deem appropriate to comply with any state or federal regulatory requirement. In addition, purchase orders for a Variable Option’s shares are subject to acceptance by that Variable Option’s manager. We reserve the right to reject, without prior notice, any Variable Option transfer request or Purchase Payment if the purchase order is rejected by the investment manager. We have entered into agreements required under SEC Rule 22c-2 (Rule 22c-2 agreements) whereby, upon request by an underlying fund or its designee, we must provide information about you and your trading activities to the underlying fund or its designee. Under the terms of the Rule 22c-2 agreements, we are required to: (1) provide details concerning every purchase, redemption, transfer, or exchange of Variable Options during a specified period; and (2) restrict your trading activity if the party receiving the information so requests. Under certain Rule 22c-2 agreements, if we fail to comply with a request to restrict trading activity, the underlying fund or its designee may refuse to accept buy orders from us until we comply.

Variable Options may add or change policies designed to restrict market timing activities. For example, Variable Options may impose restrictions on transfers between Variable Options in an affiliated group if the investment adviser to one or more of the Variable Options determines that the person requesting the transfer has engaged, or is engaging in, market timing or other abusive trading activities. In addition, a Variable Option may impose a short-term trading fee on purchases and sales within a specified period. You should review the Variable Options’ prospectuses regarding any applicable transfer restrictions and the imposition of any fee to discourage short-term trading. The imposition of these restrictions would occur as a result of Variable Option restrictions and actions taken by the Variable Options’ managers.

NOTE: This Contract is not designed for professional market timing organizations, or other persons using programmed, large, or frequent transfers, and we may restrict excessive or inappropriate transfer activity.

We retain some discretion in determining what actions constitute potentially disruptive trading and in determining when and how to impose trading restrictions. Therefore, persons engaging in potentially disruptive trading may be subjected to some uncertainty as to when and how we apply trading restrictions, and persons not engaging in potentially disruptive trading may not know precisely what actions will be taken against a person engaging in potentially disruptive trading. For example, if we determine a person is engaging in potentially disruptive trading, we may revoke that person’s electronic transfer privileges and require all future requests to be sent by first-class U.S. mail. In the alternative, if the disruptive trading affects only a single Variable Option, we may prohibit transfers into or Purchase Payment allocations to that Variable Option. We notify the person or entity making the potentially disruptive trade when we revoke any transfer privileges.

The retention of some level of discretion by us may result in disparate treatment among persons engaging in potentially disruptive trading, and it is possible that some persons could experience adverse consequences if others are able to engage in potentially disruptive trading practices that have negative effects.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

FINANCIAL ADVISER FEES

If you have an investment adviser and want to pay their fees from this Contract, you can submit a written request to our Service Center on a form satisfactory to us. If we approve your request, we withdraw the fee and pay it to your adviser. We treat this fee payment as a withdrawal. For tax purposes in most instances, withdrawals are considered to come from earnings first, not Purchase Payments. If any Owner is under age 59½, withdrawals may be subject to a 10% additional federal tax. You should consult a tax adviser regarding the tax treatment of adviser fee payments.

Your investment adviser acts on your behalf, not ours. We are not party to your advisory agreement or responsible for your adviser’s actions. We do not set your adviser’s fee or receive any part of it. Any adviser fee you pay is in addition to this Contract’s fees and expenses. You should ask your adviser about compensation they receive for this Contract.

You can submit a written request to our Service Center on a form satisfactory to us to allow your adviser to make Variable Option transfers on your behalf. However, we reserve the right to review an adviser’s trading history before allowing him or her to make transfers. If, in our sole discretion, we believe the adviser's trading history indicates excessive trading, we can deny your request. If we approve it, your adviser is subject to the same trading restrictions that apply to Owners. We can deny or revoke trading authority in our sole discretion.

VOTING PRIVILEGES

We legally own the Variable Option shares. However, when a Variable Option holds a shareholder vote that affects your investment, we ask you to give us voting instructions. We then vote all of our shares, including any we own on our behalf, in proportion to those instructions. Because most Owners do not give us instructions and we vote shares proportionally, a small number of Owners may determine a vote’s outcome. If we determine we no longer need to get your voting instructions, we will decide how to vote the shares. Only Owners have voting privileges. Annuitants, Beneficiaries, Payees and other persons have no voting privileges unless they are also Owners.

We determine your voting interest in a Variable Option as follows.

•
You can provide voting instructions based on the dollar value of the Variable Option’s shares in your Contract’s subaccount. We calculate this value based on the number and value of accumulation units for your Contract on the record date. We count fractional units.

•	You receive proxy materials and a voting instruction form.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

6.	VALUING YOUR CONTRACT

Your Contract Value increases and decreases based on Purchase Payments, transfers, withdrawals, deduction of fees and charges, and the performance of your selected Allocation Options. Your Contract Value is the total of the Variable Account Value (if you allocate to the Variable Options) and the total Index Option Value (if you allocate to the Index Options). For information on how we calculate your Index Option Values see section 7, Index Options.

ACCUMULATION UNITS

When we receive a Purchase Payment that you allocate to the Variable Options at our Service Center, we credit your Contract with accumulation units based on the Purchase Payment amount and daily price (accumulation unit value) for the subaccount of your selected Variable Option. A subaccount’s accumulation unit value is based on the price (net asset value) of the underlying Variable Option. A Variable Option’s net asset value is typically determined at the end of each Business Day, and any Purchase Payment received at or after the end of the current Business Day receives the next Business Day’s price.

We arbitrarily set the initial accumulation unit value for each subaccount. On the Issue Date, the number of accumulation units in each subaccount is equal to the initial Purchase Payment amount allocated to a subaccount, divided by that subaccount’s accumulation unit value.

Example

•	On Wednesday, we receive at our Service Center an additional Purchase Payment of $3,000 from you before the end of the Business Day.

•	When the New York Stock Exchange closes on that Wednesday, we determine that the accumulation unit value is $13.25 for your selected Variable Option.

We then divide $3,000 by $13.25 and credit your Contract on Wednesday night with 226.415094 subaccount accumulation units for your selected Variable Option.

At the end of each Business Day, we adjust the number of accumulation units in each subaccount as follows. Additional Purchase Payments and transfers into a subaccount increase the number of accumulation units. Withdrawals, transfers out of a subaccount, and the deduction of any Contract charge decrease the number of accumulation units.

At the end of each Business Day for each subaccount, we multiply the accumulation unit value at the end of the prior Business Day by the percentage change in value of a Variable Option since the prior Business Day. The percentage change includes the market performance of the Variable Option.

COMPUTING VARIABLE ACCOUNT VALUE

We calculate your Variable Account Value at the end of each Business Day by multiplying each subaccount’s accumulation unit value by its number of accumulation units, and then adding those results together for all subaccounts. Allocations (additional Purchase Payments and transfers of Index Option Value to the Variable Options) increase your Variable Account Value, withdrawals and Contract expenses reduce your Variable Account Value.

7.	INDEX OPTIONS

When you allocate money to the Index Options you earn Performance Credits based on the Index Option you select. The Contract currently offers only one Index credit calculation method, the Index Performance Strategy.

These are the Indices we currently offer:

S&P 500® Index	Russell 2000® Index	NASDAQ-100® Index
For more information on the Indices, see Appendix A.

The total Index Option Value is the sum of the values in each of your selected Index Options. Each Index Option Value includes any Performance Credits from previous Index Anniversaries, and the deduction of any previously assessed contract maintenance charge, product fee, and withdrawal charge during the Index Year. Positive Performance Credits are not guaranteed and can be zero or negative after application of the Buffer. A negative Performance Credit means that you can lose money. We apply Performance Credits on Index Anniversaries. On Index Anniversaries each Index Option Value also increases with any additional Purchase Payment allocated to or transferred into an Index Option and decreases with any transfer out of an Index Option.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

On each Business Day during the Index Year other than the Index Effective Date or an Index Anniversary, each Index Option Value is valued by using the Daily Adjustment. The Daily Adjustment estimates the present value of positive or negative Performance Credits on the next Index Anniversary. The Daily Adjustment is based on your agreement to be exposed to gains in Index value subject to the Cap and losses in the Index value in excess of the Buffer on the next Index Anniversary. The Daily Adjustment is a calculation mechanism by which Index Option Values are established each Business Day for purposes of computing amounts available for full or partial withdrawals, an annuitization, death benefits, and the Contract Value used to determine the Charge Base and contract maintenance charge. The Daily Adjustment may result in an adjustment up or down from the preceding Index Anniversary or Index Effective Date.

NOTE REGARDING WITHDRAWALS DURING THE INDEX YEAR:  Amounts removed from the Index Options during the Index Year for partial withdrawals and Contract expenses do not receive a Performance Credit on the next Index Anniversary. However, the remaining amount in the Index Options is eligible for a Performance Credit on the next Index Anniversary subject to the Cap and Buffer.
DETERMINING THE INDEX OPTION VALUES

We use the Index Option Base to determine the Index Option Value. On each Index Anniversary we determine each of your selected Index Option Values by applying its associated Performance Credit to its Index Option Base. On any day other than an Index Anniversary each Index Option Value is equal to the Index Option Base plus the Daily Adjustment as discussed later in this section.

On the Index Effective Date both the Index Option Value and the Index Option Base for each of your selected Index Options are equal to either:

•	the amount of your initial Purchase Payment you allocated to that Index Option if the Index Effective Date is the Issue Date, or

•	the percentage of Variable Account Value you allocated to that Index Option.

At the end of each Business Day during the Index Year other than the Index Effective Date or Index Anniversary we first add each Index Option’s Daily Adjustment to its Index Option Base and determine its Index Option Value (as discussed later in this section) before we process any partial withdrawal or deduct any Contract expenses.

At the end of each Business Day during the Index Year we reduce each Index Option Value by the dollar amount withdrawn from the Index Option for partial withdrawals you request and Contract expenses we deduct (any withdrawal charge, product fee and/or contract maintenance charge).

•	We deduct partial withdrawals and Contract expenses from the Allocation Options proportionately based on the percentage of Contract Value in each Allocation Option.

–	The percentage is equal to each Index Option Value divided by the Contract Value using values determined at the end of the Business Day before we process the withdrawal or deduct the Contract expense.

•	However, if you specifically direct us to take a partial withdrawal from an Index Option we reduce that Index Option Value by the dollar amount you specify, including any applicable withdrawal charge.

•	We then reduce each Index Option Base by the same percentage that the amount withdrawn reduced its associated Index Option Value.

On each Index Anniversary we first determine your Performance Credit. If the Index Return is positive, you receive a positive Performance Credit adjusted by the Cap. For example if the Cap is 8% and the Index Return is 10%, you receive a 8% Performance Credit. If the Index Return is negative we apply the Buffer and determine if you receive a negative Performance Credit. For example, if the Buffer is 10% and the Index Return is -8%, we apply a Performance Credit of zero to your Index Option Base. If instead the Index Return is -12%, we apply a -2% Performance Credit to your Index Option Base. We then apply the Performance Credit to the Index Option as follows:

•	We multiply each Index Option Base by its Performance Credit and add this amount to its Index Option Base.

•	Then we set each Index Option Value equal to its Index Option Base.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

Then we increase and/or decrease each Index Option Base and Index Option Value on the Index Anniversary for additional Purchase Payments, transfers into or out of the Index Option, partial withdrawals and the deduction of any Contract expenses.

•
Additional Purchase Payments received and allocated to this Index Option and transfers of Variable Account Value or Index Option Value into this Index Option increase these values by the dollar amount allocated to this Index Option.

•	Transfers out of this Index Option reduce these values by the dollar amount removed from the Index Option.

•	Partial withdrawals and Contract expenses reduce these values as on any other Business Day.

Index Option Value Daily Adjustment

We designed the Daily Adjustment to provide an Index Option Value during the Accumulation Phase on days other than the Index Effective Date or an Index Anniversary. The Daily Adjustment generally reflects the change in market value of your allocation to an Index Option. We apply a Daily Adjustment to the Index Option Values for purposes of computing amounts available for withdrawal, annuitization, death benefits, and the Contract Value used to determine the Charge Base and contract maintenance charge. The Daily Adjustment directly increases or decreases your Index Option Values. The Daily Adjustment is different from the method we use to apply Performance Credits to an Index Option on an Index Anniversary. The Daily Adjustment is meant to approximate the Index Option Value on the next Index Anniversary, as adjusted for gains during the Index Year subject to the Cap and losses in excess of the Buffer. The application of the Daily Adjustment is based on your agreement to be exposed to Index Anniversary gains in Index value subject to the Cap and losses in Index value in excess of the Buffer. The Daily Adjustment does this by using a Black Scholes model to track the hypothetical value of a Proxy Investment (called the Proxy Value) each Business Day other than an Index Anniversary. The Proxy Investment is designed to return the same amount as the Index Option on an Index Anniversary (an amount equal to the Performance Credit as determined using the applicable Cap and Buffer). Between Index Anniversaries, the Proxy Investment provides a current estimate of what the Index value gain or loss would be if the investment were held until the Index Anniversary. The actual value of the relevant Index is not used in the Daily Adjustment calculation. The Daily Adjustment does not give you the actual Index return on the day of the calculation.

The Daily Adjustment can be positive or negative. When the Daily Adjustment is positive, an Index Option Value is higher than the Index Option Base. When the Daily Adjustment is negative, an Index Option Value is lower than the Index Option Base. The Daily Adjustment will differ from the Index Return. The Daily Adjustment is affected by the length of time until the next Index Anniversary and it is generally negatively affected by increases in the expected volatility of index prices, interest rate decreases, and by poor market performance. All other factors being equal, even if the current Index Return during the Index Year is greater than the Cap, the Daily Adjustment will be lower than the Cap during the Index Year and will not be equal to the Cap until the next Index Anniversary. Even if the current Index Return during the Index Year is within the Buffer or positive, the Daily Adjustment may be negative until the next Index Anniversary.

At the end of each Business Day during the Index Year (other than the Index Effective Date or Index Anniversary) we add each Daily Adjustment to its Index Option Base to calculate each Index Option Value before we process any partial withdrawal or deduct any Contract expenses.

For more information on how we calculate the Daily Adjustment see Appendix B.

Index Option Value Performance Locks

You can lock in a current Index Option Value by requesting a Performance Lock. You can request a lock once each Index Year for each of your selected Index Options. A Performance Lock applies to the total Index Option Value in an Index Option, and not just a portion of that Index Option Value. After the Lock Date Daily Adjustments do not apply for the remainder of the Index Year and the Index Option Value will not receive a Performance Credit on the next Index Anniversary. However, the Index Option Value does decrease during the remainder of the Index Year for any partial withdrawals and the deduction of any Contract expenses. Beginning on the next Index Anniversary, your locked Index Options will no longer be locked and Daily Adjustments will again apply.

A Performance Lock can help eliminate doubt about future Index performance and possibly limit the impact, or avoid receiving, a negative Performance Credit. The disadvantage of taking a Performance Lock is that the relevant Index value may increase until the next Index Anniversary, and you will not participate in that increase. In addition, if you exercise a Performance Lock, you may receive less than the full Cap or less than the full protection of the Buffer that you would have received if you waited for us to apply the Performance Credit on the next Index Anniversary.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

OPTIONAL REBALANCING PROGRAM

Your selected Index Options’ performance may cause the percentage of total Index Option Value in each Index Option to change. Rebalancing can help you maintain your selected Index Option allocation percentages. You can direct us to automatically adjust your Index Option Value on each Index Anniversary (or on the next Business Day if the Index Anniversary is not a Business Day) according to your instructions. We must receive your optional rebalancing program form in Good Order at our Service Center by 4 p.m. Eastern Time on the Business Day before we rebalance. We reserve the right to discontinue or modify the optional rebalancing program at any time and for any reason. To end this program, we must receive your request at our Service Center by 4 p.m. Eastern Time on the Business Day immediately before the Index Anniversary.

8.	EXPENSES

Contract fees and expenses reduce your investment return and are described here in detail.

PRODUCT FEE

We deduct a product fee from your Contract Value during the Accumulation Phase, under death benefit payment Option B, and with optional payments under death benefit payment Option C as noted in section 11, Death Benefit. The product fee is an annualized rate of 1.25% that is calculated and accrued on a daily basis as a percentage of the Charge Base.

The Charge Base is initially equal to the Purchase Payment received on the Issue Date. At the end of each Business Day, we adjust the Charge Base as follows.

•	We increase it by the amount of any additional Purchase Payments.

•	We reduce it by the percentage of any Contract Value withdrawn. Withdrawals include all Contract expenses (withdrawal charge, product fee, contract maintenance charge, and transfer fee).

On each Quarterly Contract Anniversary (or on the next Business Day if the Quarterly Contract Anniversary is not on a Business Day) the Charge Base is equal to the Contract Value determined at the end of the Business Day.

We begin calculating and accruing the daily product fee amount on the day after the Issue Date. We deduct the product fee on each Quarterly Contract Anniversary (or the next Business Day if the Quarterly Contract Anniversary is not a Business Day) with the following exceptions.

•	If you withdraw the total Contract Value, we deduct the final product fee (the total of all daily product fees we calculated for the current Contract quarter) before processing the withdrawal.

•	If you annuitize the Contract, we deduct the final product fee before calculating Annuity Payments.

•
Upon the death of an Owner (or Annuitant if the Owner is a non-individual), we deduct the final product fee before calculating the death benefit if death benefit payment Option A or Annuity Payments under death benefit payment Option C is selected.

We deduct the product fee on a dollar for dollar basis from the Contract Value and we deduct it proportionately from each Allocation Option.

We do not treat the deduction of the product fee as a withdrawal when computing total Purchase Payments adjusted for withdrawals under the Traditional Death Benefit (see section 11). If on a Quarterly Contract Anniversary (or the next Business Day if the Quarterly Contract Anniversary is not a Business Day) the Contract Value is less than the product fee, we deduct your total remaining Contract Value to cover the final product fee and reduce your Contract Value to zero. If the deduction of the final product fee reduces your Contract Value to zero and the Traditional Death Benefit has ended, we treat this as a full withdrawal and your Contract ends.

Changes to the Charge Base change the product fee amount. For example, if you make an additional Purchase Payment both your Charge Base and daily product fee amount also increase. Similarly, a withdrawal decreases both your Charge Base and daily product fee amount.

The product fee compensates us for all your Contract’s benefits, including our contractual obligation to make Annuity Payments, certain Contract expenses, and assuming the expense risk that the current charges are less than future Contract administration costs. If the product fee covers these costs and risks, any excess is profit to us. We anticipate making such a profit.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

CONTRACT MAINTENANCE CHARGE

Your annual contract maintenance charge is $50. This charge is for Contract administration and maintenance expenses. We waive this charge as follows:

•
During the Accumulation Phase for all your Index Advantage New York Contracts if the total Contract Value is at least $100,000 at the end of the last Business Day before the Contract Anniversary, or if the Contract Value for this Contract on the Contract Anniversary is at least $100,000. We determine the total Contract Value for all individually owned Index Advantage New York Contracts by using the Owner’s social security number, and for non-individually owned Index Advantage New York Contracts we use the Annuitant’s social security number.

•	During the Annuity Phase.

•	When paying death benefits under death benefit payment options A, B, or C.

We deduct the contract maintenance charge on a dollar for dollar basis from the Contract Value on the Contract Anniversary and we deduct it proportionately from each Allocation Option. If you take a full withdrawal from your Contract (other than on a Contract Anniversary), we deduct the full contract maintenance charge. We do not treat the deduction of the contract maintenance charge as a withdrawal when computing total Purchase Payments adjusted for withdrawals under the Traditional Death Benefit.

WITHDRAWAL CHARGE

You can take withdrawals during the Accumulation Phase. A withdrawal charge applies if any part of a withdrawal comes from a Purchase Payment that is still within the withdrawal charge period. We assess the withdrawal charge against the Withdrawal Charge Basis, which is equal to total Purchase Payments, less any withdrawals and any applicable withdrawal charge. We do not reduce the Withdrawal Charge Basis for any amounts we deduct to pay other Contract expenses.

We do not assess a withdrawal charge on penalty-free withdrawals or amounts we deduct to pay Contract expenses, other than the withdrawal charge. However, any amounts used to pay a withdrawal charge are subject to a withdrawal charge. Amounts withdrawn to pay investment adviser fees are subject to a withdrawal charge if they exceed the free withdrawal privilege. Penalty-free withdrawals include: withdrawals under the free withdrawal privilege and waiver of withdrawal charge benefit and; payments under our minimum distribution program.

For purposes of calculating any withdrawal charge, we withdraw Purchase Payments on a “first-in-first-out” (FIFO) basis and we process withdrawal requests as follows.

1.
First we withdraw from Purchase Payments that we have had for six or more complete years, which is your Contract’s withdrawal charge period). This withdrawal is not subject to a withdrawal charge and it reduces the Withdrawal Charge Basis.

2.
Then we withdraw from the free withdrawal privilege (see section 9, Access to Your Money – Free Withdrawal Privilege). This withdrawal is not subject to a withdrawal charge and it reduces the Withdrawal Charge Basis.

3.
Next, on a FIFO basis, we withdraw from Purchase Payments within your Contract’s withdrawal charge period and assess a withdrawal charge. Withdrawing payments on a FIFO basis may help reduce the total withdrawal charge because the charge declines over time. We determine your total withdrawal charge by multiplying each payment by its applicable withdrawal charge percentage and then totaling the charges. This withdrawal reduces the Withdrawal Charge Basis.

4.	Finally we withdraw any Contract earnings. This withdrawal is not subject to a withdrawal charge and it reduces the Withdrawal Charge Basis.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

The withdrawal charge as a percentage of each Purchase Payment withdrawn is as follows.

Number of Complete Years Since Purchase Payment	Withdrawal Charge Amount
0	8.5%
1	8%
2	7%
3	6%
4	5%
5	4%
6 years or more	0%

Upon a full withdrawal, we first deduct any applicable product fee and contract maintenance charge before we calculate the withdrawal charge. We deduct any applicable withdrawal charge from the total Contract Value and send you the remaining amount. For a partial withdrawal we deduct the amount you request, plus any applicable withdrawal charge from the total Contract Value. We apply the withdrawal charge to this total amount and we pay you the amount you requested. We deduct any partial withdrawal (including any withdrawal charge) proportionately from each Allocation Option unless you provide us with alternate instructions. If a partial withdrawal occurs on a day that we also assess the product fee and/or contract maintenance charge, we assess these charges in this order after we deduct the withdrawal and any applicable withdrawal charge from the Contract Value.

The withdrawal charge compensates us for expenses associated with selling the Contract.

Example: You make an initial Purchase Payment of $30,000 and make another Purchase Payment in the first month of the second Contract Year of $70,000. In the third month of the third Contract Year, your Contract Value is $110,000 and you request a $52,000 withdrawal. We withdraw money and compute the withdrawal charge as follows.

1)	Purchase Payments beyond the withdrawal charge period. All payments are still within the withdrawal charge period, so this does not apply.

2)
Amounts available under the free withdrawal privilege. You did not take any other withdrawals this year, so you can withdraw up to 10% of your total payments (or $10,000) without incurring a withdrawal charge.

3)
Purchase Payments on a FIFO basis. The total amount we withdraw from the first Purchase Payment is $30,000, which is subject to a 7% withdrawal charge, and you receive $27,900. We determine this amount as follows:

(amount withdrawn) x (1 – withdrawal charge) = the amount you receive, or:

$30,000 x 0.93 = $27,900.

Next we withdraw from the second Purchase Payment. So far, you received $37,900 ($10,000 under the free withdrawal privilege and $27,900 from the first Purchase Payment), so we withdraw $14,100 from the second Purchase Payment to equal the $52,000 you requested. The second Purchase Payment is subject to an 8% withdrawal charge. We calculate the total amount withdrawn and its withdrawal charge as follows:

(the amount you receive) ÷ (1 – withdrawal charge) = amount withdrawn, or:

$14,100 ÷ 0.92 = $15,326.

4)	Contract earnings. We already withdrew your requested amount, so this does not apply.

In total we withdrew $55,326 from your Contract, of which you received $52,000 and paid a withdrawal charge of $3,326.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

Reduction or Elimination of the Withdrawal Charge

We may reduce or eliminate the withdrawal charge when the Contract is sold under circumstances that reduce its sales expenses. For example, if a large group of individuals purchases Contracts or if a prospective purchaser already has a relationship with us. We may choose not to deduct a withdrawal charge under a Contract issued to an officer, director, or employee of Allianz Life of New York or any of its affiliates. Also, we may reduce or eliminate the withdrawal charge when a Contract is sold by a Financial Professional appointed with Allianz Life of New York to any members of his or her immediate family and the Financial Professional waives their commission. We must pre-approve any withdrawal charge reduction or elimination.

NOTE:

•
Because we do not reduce the Withdrawal Charge Basis for Contract charges other than the withdrawal charge, we may assess a withdrawal charge on more than the amount you are withdrawing upon a full withdrawal of the total Contract Value. Also, upon full withdrawal, if the Contract Value has declined due to poor performance, the withdrawal charge may be greater than the total Contract Value and you will not receive any money.

•
Withdrawals may have tax consequences and, if taken before age 59½, may be subject to a 10% additional federal tax. For tax purposes in most instances, withdrawals from Non-Qualified Contracts are considered to come from earnings first, not Purchase Payments.

TRANSFER FEE

The first twelve transfers between Variable Options every Contract Year are free. After that, we deduct a $25 transfer fee for each additional transfer. We count all transfers made in the same Business Day as one transfer. We do not count transfers between the Variable Options and Index Options or reallocation of Index Option Value among the Index Options against the free transfers we allow and these transfers are not subject to a transfer fee. The transfer fee continues to apply under death benefit payment Option B, and with optional payments under death benefit payment Option C as noted in section 11, Death Benefit.

We deduct the transfer fee on a dollar for dollar basis from the amount of Variable Account Value being transferred before allocating the remaining Variable Account Value to your selected Variable Options. We do not treat the deduction of the transfer fee as a withdrawal when computing total Purchase Payments adjusted for withdrawals under the Traditional Death Benefit.

PREMIUM TAX

Premium tax is based on your state of residence at the time you make each Purchase Payment. In states that assess a premium tax, we do not currently deduct it from the Contract, although we reserve the right to do so in the future. Premium tax normally ranges from 0% to 3.5% of the Purchase Payment, depending on the state or governmental entity. New York does not currently assess a premium tax.

INCOME TAX

Currently, we do not deduct any Contract related income tax we incur, although we reserve the right to do so in the future.

VARIABLE OPTION EXPENSES

The Variable Options’ assets are subject to operating expenses (including management fees). These expenses are described in the Fee Tables and in the Variable Options’ prospectuses. These expenses reduce the Variable Options’ performance and, therefore, negatively affect your Contract Value and any payments based on Contract Value. The Variable Options’ investment advisers provided us with the expense information in this prospectus and we did not independently verify it.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

9.	ACCESS TO YOUR MONEY

The money in your Contract is available under the following circumstances:

•	by withdrawing your Contract Value;

•	by taking required minimum distributions (Qualified Contracts only) as discussed in “Minimum Distribution Program and Required Minimum Distribution (RMD) Payments” later in this section;

•	by taking Annuity Payments; or

•	when we pay a death benefit.

You can take withdrawals during the Accumulation Phase. We process withdrawal requests based on values next determined after receipt of the request in Good Order at our Service Center. Values are normally determined at the end of each Business Day. Any withdrawal request received at or after the end of the current Business Day receives the next Business Day’s values.

Any partial withdrawal must be for at least $100.* The Contract Value after a partial withdrawal must be at least $2,000.* We reserve the right to treat a partial withdrawal that reduces the Contract Value below this minimum as a full withdrawal.

*	Does not apply to required minimum distributions.

We deduct any partial withdrawal (including any withdrawal charge) proportionately from each Allocation Option unless you provide us with alternate instructions.

When you take a full withdrawal, we process your request on the Business Day we receive it in Good Order at our Service Center as follows:

•	total Contract Value,

•	less any final product fee and final contract maintenance charge, and

•	less any withdrawal charge.

See the Fee Tables and section 8, Expenses for a discussion of these charges.

We pay withdrawals within seven days of receipt of your request in Good Order at our Service Center, unless the suspension of payments or transfers provision is in effect (see the discussion later in this section).

NOTE:

•	Ordinary income taxes and tax penalties may apply to any withdrawal you take.

•
We may be required to provide information about you or your Contract to government regulators. We may also be required to stop Contract disbursements and thereby refuse any transfer requests, and refuse to pay any withdrawals, surrenders, or death benefits until we receive instructions from the appropriate regulator. If, pursuant to SEC rules, the AZL Money Market Fund suspends payment of redemption proceeds in connection with a fund liquidation, we will delay payment of any transfer, partial withdrawal, surrender, or death benefit from the AZL Money Market Fund subaccount until the fund is liquidated.

FREE WITHDRAWAL PRIVILEGE

Each Contract Year, you can withdraw up to 10% of your total Purchase Payments without incurring a withdrawal charge (the free withdrawal privilege). Any unused free withdrawal privilege in one Contract Year is not added to the amount available next year. Withdrawals of Purchase Payments that are beyond the withdrawal charge period are not subject to a withdrawal charge and do not reduce your free withdrawal privilege. Required minimum distribution payments are not subject to a withdrawal charge, but do reduce your free withdrawal privilege.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

SYSTEMATIC WITHDRAWAL PROGRAM

If your Contract Value is at least $25,000, the systematic withdrawal program can provide automatic withdrawal payments to you. You can request to receive these withdrawal payments monthly, quarterly, semi-annually or annually. The minimum amount you can withdraw under this program is $100 and there is no maximum. During the withdrawal charge period (if applicable), systematic withdrawals in excess of the free withdrawal privilege are subject to a withdrawal charge. We make systematic withdrawals on the ninth of the month, or the next Business Day if the ninth is not a Business Day. We must receive your systematic withdrawal program form instructions in Good Order at our Service Center by 4 p.m. Eastern Time on the Business Day before we process these withdrawals, or your program does not begin until the next month. This program ends at your request or when you withdraw your total Contract Value. However, we reserve the right to discontinue or modify the systematic withdrawal program at any time and for any reason.

NOTE:

•	Ordinary income taxes and tax penalties may apply to systematic withdrawals.

•	The systematic withdrawal program is not available while you are receiving required minimum distribution payments.

MINIMUM DISTRIBUTION PROGRAM AND REQUIRED MINIMUM DISTRIBUTION (RMD) PAYMENTS

If you own a Qualified Contract, you can participate in the minimum distribution program during the Accumulation Phase. Under this program, we make payments to you designed to meet the applicable minimum distribution requirements imposed by the Internal Revenue Code for this Qualified Contract. RMD payments are not subject to a withdrawal charge, but they reduce the free withdrawal privilege amount during the Contract Year. We can make payments to you on a monthly, quarterly, semi-annual or annual basis. However, if your Contract Value is less than $25,000, we only make annual payments. You cannot aggregate RMD payments between this Contract and other qualified contracts that you own. We make RMD payments on the ninth of the month, or the next Business Day if the ninth is not a Business Day. We must receive your program form instructions in Good Order at our Service Center by 4 p.m. Eastern Time on the Business Day before we process these payments, or your program does not begin until the next month.

NOTE:

•	You should consult a tax adviser before purchasing a Qualified Contract that is subject to RMD payments.

•	The minimum distribution program is not available while you are receiving systematic withdrawals.

WAIVER OF WITHDRAWAL CHARGE BENEFIT

After the first Contract Year, if any Owner becomes confined to a nursing home for a period of at least 90 consecutive days and a physician certifies that continued confinement is necessary, you can take a withdrawal and we waive the withdrawal charge. This waiver is not available if any Owner was confined to a nursing home on the Issue Date. We base this benefit on the Annuitant for non-individually owned Contracts. We must receive proof of confinement in Good Order before we waive the withdrawal charge.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone transfers or payments for withdrawals for any period when:

•	the New York Stock Exchange is closed (other than customary weekend and holiday closings);

•	trading on the New York Stock Exchange is restricted;

•	an emergency (as determined by the SEC) exists as a result of which disposal of the Variable Option shares is not reasonably practicable or we cannot reasonably value the Variable Option shares; or

•	during any other period when the SEC, by order, so permits for the protection of Owners.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

10.	THE ANNUITY PHASE

Prior to annuitization, you can surrender your Contract and receive your total Contract Value (less the final product fee, final contract maintenance charge, and any applicable withdrawal charge).

Annuity Payments offer a guaranteed income stream with certain tax advantages and are designed for Owners who are not concerned with continued access to Contract Value.

You can apply your Contract Value to regular periodic fixed annuity payments (Annuity Payments). The Payee receives the Annuity Payments. You receive tax reporting on the payments, whether or not you are the Payee. We may require proof of the Annuitant(s)’ age before we make any life contingent Annuity Payment. If you misstate the Annuitant(s)’ age or gender, we pay the amount that would have been paid at the true age or gender.

CALCULATING YOUR ANNUITY PAYMENTS

We base Annuity Payments upon the following:

•	The Contract Value on the Annuity Date.

•	The age of the Annuitant and any joint Annuitant on the Annuity Date.

•	The gender of the Annuitant and any joint Annuitant where permitted.

•	The Annuity Option you select.

•	Your Contract’s interest rate (or current rates, if higher) and mortality table.

If the Annuity Date is not an Index Anniversary and you selected an Index Option, Contract Value includes the Daily Adjustment. We guarantee the dollar amount of Annuity Payments and this amount remains fixed and does not change during the entire annuity payout option period that you selected, except as provided under Annuity Option 3.

ANNUITY PAYMENT OPTIONS

You can choose one of the Annuity Options described below or any other payment option to which we agree. Before the Annuity Date, you can select and/or change the Annuity Option with at least 30 days written notice to us. After Annuity Payments begin, you cannot change the Annuity Option.

Option 1. Life Annuity. We make Annuity Payments during the life of the Annuitant, and the last payment is the one that is due before the Annuitant’s death. If the Annuitant dies shortly after the Annuity Date, the Payee may receive less than your investment in the Contract.

Option 2. Life Annuity with Payments Over 5, 10, 15 or 20 Years Guaranteed. We make Annuity Payments during the life of the Annuitant, with payments for a guaranteed minimum period that you select.

Option 3. Joint and Last Survivor Annuity. We make Annuity Payments during the lifetimes of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant, at a level of 100%, 75% or 50% selected by the Owner when he or she chose this Annuity Payment option. If both Annuitants die shortly after the Annuity Date, the Payee may receive less than your investment in the Contract.

Option 4. Joint and Last Survivor Annuity with Payments Over 5, 10, 15 or 20 Years Guaranteed. We make Annuity Payments during the lifetimes of the Annuitant and the joint Annuitant, with payments for a minimum guaranteed period that you select.

Option 5. Refund Life Annuity. We make Annuity Payments during the lifetime of the Annuitant, and the last payment is the one that is due before the Annuitant’s death. After the Annuitant’s death, the Payee may receive a lump sum refund. The amount of the refund equals the amount applied to this Annuity Option minus the total paid under this option.

After the Annuitant’s death under Option 2, or the last surviving joint Annuitant's death under Option 4, we make Annuity Payments during the remaining guaranteed period in the following order based on who is still alive: the Payee, any surviving original Owner, the last surviving Owner’s Beneficiaries, or to the last surviving Owner’s estate if there are no remaining or named Beneficiaries.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

Annuity Payments are usually lower if you select an Annuity Option that requires us to make more frequent Annuity Payments or to make payments over a longer period of time. If you choose life contingent Annuity Payments, payout rates for a younger Annuitant are lower than the payout rates for an older Annuitant and payout rates for life with a guaranteed period are typically lower than life only payments. Monthly payout rates are lower than annual payout rates, payout rates for a 20-year guaranteed period are less than payout rates for a 10-year guaranteed period, and payout rates for a 50-year-old Annuitant are less than payout rates for a 70-year-old Annuitant.

NOTE: If you do not choose an Annuity Option before the Annuity Date, we make Annuity Payments to the Payee under Annuity Option 2 with ten years of guaranteed monthly payments.

WHEN ANNUITY PAYMENTS BEGIN

Annuity Payments begin on the Annuity Date. Your scheduled Annuity Date is the maximum permitted date allowed for your Contract, which is the first day of a calendar month following the Annuitant’s 90th birthday. An earlier Annuity Date or a withdrawal may be required to satisfy minimum required distribution rules under certain Qualified Contracts. You can make an authorized request for a different, earlier or later Annuity Date after the Issue Date, but any such request is subject to applicable law and our approval. An earlier or later Annuity Date may not be available to you depending on the Financial Professional you purchase your Contract through and your state of residence. Your Annuity Date must be at least 13 months after the Issue Date. The Annuity Date cannot be later than what is permitted under applicable law.

NOTE: If on the maximum permitted Annuity Date your Contract Value is greater than zero, you must annuitize the Contract. We notify you of your available options in writing 60 days in advance. If you have not selected an Annuity Option, we make payments under Annuity Option 2 with ten years of guaranteed monthly payments. Upon annuitization you no longer have Contract Value or a death benefit, and you cannot receive any other periodic withdrawals or payments other than Annuity Payments.

11.	DEATH BENEFIT

“You” in this section refers to the Owner, or the Annuitant if the Contract is owned by a non-individual.

The death benefit is only available during the Accumulation Phase. If you or the Determining Life (Lives) die during the Accumulation Phase, we process the death benefit using prices determined after we receive the required information, which is either a Valid Claim or due proof of death as stated here. (For information on due proof of death see the Glossary – Valid Claim). If we receive this information after the end of the current Business Day, we use the next Business Day’s prices. We will not accept additional Purchase Payments after receipt of the first Valid Claim. We also will not allow any partial or full withdrawals after receipt of a Valid Claim.

If there are multiple Beneficiaries, each Beneficiary receives the portion of the death benefit he or she is entitled to when we receive his or her Valid Claim. If a Beneficiary dies before you or the Designated Life, that Beneficiary’s interest in this Contract ends unless your Beneficiary designation specifies otherwise. If there are no remaining Beneficiaries, or no named Beneficiaries, we pay the death benefit to your estate, or if the Owner is a non-individual, to the Owner. Unless you instruct us to pay Beneficiaries a specific percentage of the death benefit, he or she each receives an equal share. Any part of the death benefit that is in the Allocation Options remains there until distribution begins. From the time we determine the death benefit until we make a complete distribution, any amount in the Allocation Options continues to be subject to investment risk that is borne by the recipient(s). Once we receive notification of death, we no longer accept additional Purchase Payments or process transfer requests.

The Contract provides the Traditional Death Benefit based on the greater of:

•	Contract Value, or

•
total of all Purchase Payments received, reduced by the percentage of Contract Value withdrawn, determined at the end of each Business Day. Withdrawals include withdrawal charges, but not amounts we withdraw for other Contract expenses.

If the date we are determining the death benefit is not an Index Anniversary, Contract Value includes the Daily Adjustment.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

If you are the Determining Life, or if you and the Determining Life (Lives) are different individuals and die simultaneously as defined by applicable state law or regulation we determine the Traditional Death Benefit at the end of the Business Day we receive a Valid Claim. For multiple Beneficiaries, each surviving Beneficiary receives the greater of their portion of total Purchase Payments adjusted for withdrawals determined at the end of the Business Day we receive the first Valid Claim from any one Beneficiary, or their portion of the Contract Value determined at the end of the Business Day during which we receive his or her Valid Claim.

If you and the Determining Life (Lives) are different individuals and do not die simultaneously, the death benefit is as follows. This can only occur if you change the Owner after the Issue Date.

•
If a Determining Life dies before you we do not pay a death benefit to the Beneficiary(s), but we may increase the Contract Value. We compare the Contract Value and total Purchase Payments adjusted for withdrawals determined at the end of Business Day we receive due proof of a Determining Life’s death. If your Contract Value is less than total Purchase Payments adjusted for withdrawals, we increase your Contract Value to equal total Purchase Payments adjusted for withdrawals. The Traditional Death Benefit becomes the Contract Value, and the Traditional Death Benefit ends. We allocate any Contract Value increase to the Variable Options according to future Purchase Payment allocation instructions.

•	Upon your death your Beneficiary(s) receive the Contract Value determined at the end of the Business Day during which we receive each Beneficiary’s Valid Claim.

The Traditional Death Benefit ends upon the earliest of the following.

•	The Business Day before the Annuity Date.

•	The Business Day that total Purchase Payments adjusted for withdrawals and Contract Value are both zero.

•
Upon the death of a Determining Life, the end of the Business Day we receive a Valid Claim from all Beneficiaries if you and the Determining Life are the same individuals, or if you and the Determining Life (Lives) are different individuals and die simultaneously as defined by applicable state law or regulation.

•
Upon the death of a Determining Life, the end of the Business Day we receive due proof of the Determining Life’s death if you and the Determining Life (Lives) are different individuals and do not die simultaneously.

•
Upon the death of an Owner (or Annuitant if the Owner is a non-individual), the end of the Business Day we receive the first Valid Claim from any one Beneficiary, if the Owner (or Annuitant) is no longer a Determining Life.

•	The Business Day the Contract ends.

NOTE: The Traditional Death Benefit is a first-to-die benefit based on the Determining Life. This means that upon the death of an Owner (or Annuitant if the Owner is a non-individual), if a surviving spouse continues the Contract the Traditional Death Benefit is no longer available. Also, if you and the Determining Life (Lives) are different individuals and you die first, the Traditional Death Benefit is not available to your Beneficiary(s).

DEATH OF THE OWNER AND/OR ANNUITANT

The appendix to the Statement of Additional Information includes tables that are intended to help you better understand what happens upon the death of any Owner and/or Annuitant under the different portions of the Contract.

DEATH BENEFIT PAYMENT OPTIONS DURING THE ACCUMULATION PHASE

If you do not designate a death benefit payment option, a Beneficiary must select one of the options listed below. If a Beneficiary requests a lump sum payment under Option A, we pay that Beneficiary within seven days of receipt of his or her Valid Claim, unless the suspension of payments or transfers provision is in effect. Payment of the death benefit may be delayed, pending receipt of any state forms. For Contracts issued or delivered in New York, if Option A is selected and we do not pay the claim within seven days, we pay interest on the death benefit amount beginning on the eighth calendar day at the greater of the current settlement rate which we declare annually, or 3%. You can contact our Service Center at the address or phone number listed at the back of this prospectus for information on the current settlement rate.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

Spousal Continuation: If the Beneficiary is the deceased Owner’s spouse, he or she can choose to continue the Contract with the portion of the death benefit the spouse is entitled to in his or her own name. For non-individually owned Contracts, spousal continuation is only available to Qualified Contracts. Spouses must qualify as such under federal law to continue the Contract. An election by the spouse to continue the Contract must be made on the death claim form before we pay the death benefit. If the surviving spouse continues the Contract, at the end of the Business Day we receive his or her Valid Claim, we increase the Contract Value to equal to total Purchase Payments adjusted for withdrawals, if applicable. If the surviving spouse continues the Contract:

•	he or she may exercise all of the Owner’s rights, including naming a new Beneficiary or Beneficiaries;

•	he or she is subject to any remaining withdrawal charge; and

•	Upon the surviving spouse’s death their Beneficiary(s) receive the Contract Value, determined at the end of the Business Day during which we receive a Valid Claim from each Beneficiary.

Option A: Lump sum payment of the death benefit.

Option B: Payment of the entire death benefit within five years of the date of any Owner’s death. The Beneficiary can continue to make transfers between Allocation Options and is subject to a transfer fee and the product fee.

Option C: If the Beneficiary is an individual, payment of the death benefit as fixed Annuity Payments under Annuity Options 1, 2 or 5. With our written consent, other options may be available for payment over a period not extending beyond the Beneficiary’s life expectancy under which the Beneficiary can continue to make transfers between Allocation Options and is subject to a transfer fee and the product fee. Distribution must begin within one year of the date of the Owner’s death.

Any portion of the death benefit not applied to Annuity Payments within one year of the date of the Owner’s death must be distributed within five years of the date of death.

If the Contract is owned by a non-individual, then we treat the death of an Annuitant as the death of an Owner for purposes of the Internal Revenue Code’s distribution at death rules, which are set forth in Section 72(s) of the Code.

In all events, notwithstanding any provision to the contrary in the Contract or this prospectus, the Contract is interpreted and administered in accordance with Section 72(s) of the Internal Revenue Code.

Other rules may apply to Qualified Contracts.

12.	TAXES

This section provides a summary explanation of the tax ramifications of purchasing a Contract. More detailed information about product taxation is contained in the Statement of Additional Information, which is available by calling the toll-free telephone number at the back of this prospectus. We do not provide individual tax advice. You should contact your tax adviser to discuss this Contract’s effects on your personal tax situation.

QUALIFIED AND NON-QUALIFIED CONTRACTS

You can purchase either a Qualified Contract or a Non-Qualified Contract. A Qualified Contract is purchased pursuant to a specialized provision of the Internal Revenue Code (Code). For example, a Contract may be purchased pursuant to Section 408 of the Code as an Individual Retirement Annuity (IRA).

Qualified Contracts are subject to certain restrictions, including restrictions on the amount of annual contributions, restrictions on how much you can earn and still be able to contribute to a Qualified Contract, and specialized restrictions on withdrawals. Qualified Contracts must be purchased from earned income from the relevant year or years, or from a rollover or transfer from a qualified contract. Purchase Payments to Qualified Contracts other than from a qualified transfer may be restricted once the Owner reaches age 70½.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

Currently, we offer the following types of Qualified Contracts.

Type of Contract	Persons and Entities that can buy the Contract
IRA	Must have the same individual as Owner and Annuitant.
Roth IRA	Must have the same individual as Owner and Annuitant.
Simplified Employee Pension (SEP) IRA	Must have the same individual as Owner and Annuitant.
Certain Code Section 401 Plans	A qualified retirement plan is the Owner and the Annuitant must be an individual. We may determine which types of qualified retirement plans are eligible to purchase this Contract.
If you purchase a Qualified Contract, you already receive the benefit of tax deferral through the qualified plan, and so you should purchase this Contract for purposes other than tax deferral.

You can instead purchase a Non-Qualified Contract, which is not qualified pursuant to a specialized provision of the Code. There are no Code restrictions on annual contributions to a Non-Qualified Contract or how much you can earn and still contribute to a Contract.

TAXATION OF ANNUITY CONTRACTS

The Contract has the following tax characteristics.

•	Taxes on earnings are deferred until you take money out. Non-Qualified Contracts owned by corporations or partnerships do not receive income tax deferral on earnings.

•
When you take money out of a Non-Qualified Contract, earnings are generally subject to federal income tax and applicable state income tax. All pre-tax funds distributed from Qualified Contracts are subject to federal and state income tax, but qualified distributions from Roth IRA Contracts are not subject to federal income tax. This prospectus does not address specific state tax laws. You should discuss state taxation with your tax adviser.

•	Taxable distributions are subject to an ordinary income tax rate, rather than a capital gains rate.

•
Beginning in 2013, distributions from Non-Qualified Contracts will be considered investment income for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may apply to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts ($200,000 for filing single, $250,000 for married filing jointly and $125,000 for married filing separately.) Please consult a tax advisor for more information.

•
If you take partial withdrawals from your Non-Qualified Contract, the withdrawals are generally taxed as though you were paid taxable earnings first, and then as a non-taxable return of Purchase Payments.

•
If you annuitize your Non-Qualified Contract and receive a stream of Annuity Payments, you receive the benefit of the exclusion ratio. The exclusion ratio is a calculation that causes a portion of each Annuity Payment to be non-taxable, based upon the percentage of your Contract Value that is from Purchase Payments. Purchase Payments are treated as a non-taxable return of principal, whereas earnings are taxable.

•	If you take partial withdrawals or annuitize a Qualified Contract, you will be responsible for determining what portion, if any, of the distribution consists of after-tax funds.

•
If you take out earnings before age 59½, you may be subject to a 10% additional federal tax, unless you take a lifetime annuitization of your Contract or you take money out in a stream of substantially equal payments over your expected life in accordance with the requirements of the Code.

•	A pledge, assignment, or ownership change of a Contract may be treated as a taxable event. You should discuss any pledge, assignment, or ownership change of a Contract with your tax adviser.

•
If you purchase multiple non-qualified deferred annuity contracts from an affiliated group of companies in one calendar year, these contracts are treated as one contract for purposes of determining the tax consequences of any distribution.

•
Death benefit proceeds from Non-Qualified Contracts are taxable to the beneficiary as ordinary income to the extent of any earnings. Death benefit proceeds must be paid out in accordance with the requirements of the Code. Federally recognized spouses are given specialized treatment in receipt of payments.

•
Depending upon the type of Qualified Contract you own, required minimum distributions (RMDs) must be satisfied when you reach a certain age. If you enroll in our minimum distribution program, we make RMD payments to you that are designed to meet this Contract’s RMD requirements.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

TAX-FREE SECTION 1035 EXCHANGES

Subject to certain restrictions, you can make a “tax-free” exchange under Section 1035 of the Internal Revenue Code for all or a portion of one annuity contract for another, or all of a life insurance policy for an annuity contract. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange a life insurance policy or annuity contract for the Contract described in this prospectus:

•	you might have to pay a withdrawal charge on your previous contract,

•	there is a new withdrawal charge period for this Contract,

•	other charges under this Contract may be higher (or lower),

•	the benefits may be different, and

•	you no longer have access to any benefits from your previous contract.

If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax, including a possible additional federal tax, on the exchange. You should not exchange an existing life insurance policy or another annuity contract for this Contract unless you determine the exchange is in your best interest and not just better for the person selling you the Contract who generally earns a commission on each sale. You should consult a tax adviser to discuss the potential tax effects before making a 1035 exchange.

13.	OTHER INFORMATION

THE SEPARATE ACCOUNT

We established Allianz Life of NY Variable Account C (the Separate Account, formerly Preferred Life Variable Account C), as a separate account under New York insurance law on February 26, 1988. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise our management of the Separate Account.

The Separate Account holds the assets that underlie the Contracts, except assets allocated to our general account. We keep the Separate Account assets separate from the assets of our general account and other separate accounts. The Separate Account is divided into subaccounts, each of which invests exclusively in a single Investment Option.

We own the assets of the Separate Account. We credit gains to or charge losses against the Separate Account, whether or not realized, without regard to the performance of other investment accounts. The Separate Account’s assets may not be used to pay any of our liabilities, other than those arising from the Contracts.

If the Separate Account’s assets exceed the required reserves and other liabilities, we may transfer the excess to our general account, to the extent of seed money invested by us or earned fees and charges. The obligations under the Contracts are obligations of Allianz Life of New York.

OUR GENERAL ACCOUNT

Our general account holds all our assets other than assets in our separate accounts. We own our general account assets, and, subject to applicable law, have sole investment discretion over them. The assets are subject to our general business operation liabilities and claims of our creditors and may lose value. We have not registered our general account as an investment company under the Investment Company Act of 1940.

Our general account assets fund guarantees provided in the Contracts. Contract Value that you apply to Annuity Payments becomes part of our general account.

We place the assets you allocate to the Index Options in a non-unitized, non-insulated separate account that is not registered with the SEC, which we established under New York Insurance Law for the purpose of supporting our obligations to pay credits associated with the Index Options. We invest these assets in hedging instruments, including derivative investments as well as cash and fixed income securities. To support our obligations to pay Performance Credits associated with the Index Options, we may move money between two subaccounts within the non-unitized, non-insulated separate account. We place the majority of the assets you allocate to the Index Options in a book value subaccount where we primarily invest the assets in a variety of fixed income securities. We place the remaining portion of the assets you allocate to the Index Options in a market value subaccount where we primarily invest in derivate investments and cash. Like our general account, the assets in this non-unitized separate account are subject to our general business operation liabilities and the claims of our creditors.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

An Owner who allocates Contract Value to an Index Option does not have any interest in or claim on the asset in this non-unitized separate account. In addition, neither the Owner nor the Index Options participate in any way in the performance of assets held in the non-unitized, non-insulated separate account.

DISTRIBUTION

Allianz Life Financial Services, LLC (Allianz Life Financial), a wholly owned subsidiary of Allianz Life Insurance Company of North America, serves as principal underwriter for the Contracts. Allianz Life Financial is a limited liability company organized in Minnesota, and is located at 5701 Golden Hills Drive, Minneapolis, MN 55416. Allianz Life Financial is registered as a broker/dealer with the SEC under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). Allianz Life Financial is not a member of Securities Investors Protection Corporation. More information about Allianz Life Financial is available at http://www.finra.org or by calling 1-800-289-9999. You also can obtain an investor brochure from FINRA describing its Public Disclosure Program.

We have entered into a distribution agreement with Allianz Life Financial for the distribution of the Contracts. Allianz Life Financial also may perform various administrative services on our behalf.

We may fund Allianz Life Financial’s operating and other expenses, including: overhead; legal and accounting fees; Financial Professional training; compensation for the Allianz Life Financial management team; and other expenses associated with the Contracts. Financial Professionals and their managers are also eligible for various benefits, such as production incentive bonuses, insurance benefits, and non-cash compensation items that we may provide jointly with Allianz Life Financial. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, awards, merchandise and other similar items.

Allianz Life Financial does not itself sell the Contracts on a retail basis. Rather, Allianz Life Financial enters into selling agreements with other broker/dealers registered under the 1934 Act (selling firms) for the sale of the Contracts. These selling firms include third party broker/dealers and Questar Capital Corporation, an affiliated broker/dealer. We pay sales commissions to the selling firms and their Financial Professionals. The maximum commission payable to the selling firms for Contract sales is expected to not exceed 7% of Purchase Payments. Sometimes, we enter into an agreement with a selling firm to pay commissions as a combination of a certain amount of the commission at the time of sale and a trail commission which, when totaled, could exceed 7% of Purchase Payments.

We and/or Allianz Life Financial may make bonus payments to certain selling firms based on aggregate sales of our variable insurance contracts (including this Contract) or persistency standards, or as part of a special promotion. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms. In some instances, the amount paid may be significant.

A portion of the payments made to selling firms may be passed on to their Financial Professionals. Financial Professionals may receive cash and non-cash compensation and other benefits. Ask your Financial Professional for further information about what they and their firm may receive in connection with your purchase of a Contract.

We intend to recover commissions and other expenses through fees and charges imposed under the Contract. Commissions paid on the Contract, including other incentives or payments, are not charged directly to the Owners or the Separate Account.

Broker-dealers and their Financial Professionals and managers involved in sales of the Contracts may receive payments from us for administrative and other services that do not directly involve the sale of the Contracts, including payments made for recordkeeping, the recruitment and training of personnel, production of promotional literature and similar services. In addition, certain firms and their Financial Professionals may receive compensation for distribution and administrative services when acting in a wholesaling capacity and working with retail firms.

In certain instances, we and/or Allianz Life Financial may make payments to a broker/dealer for inclusion of this Contract in its list of products that it offers for sale.

We and/or Allianz Life Financial may pay certain selling firms additional marketing support allowances for:

•	marketing services and increased access to their Financial Professionals;

•	sales promotions relating to the Contracts;

•	costs associated with sales conferences and educational seminars;

•	the cost of client meetings and presentations; and

•	other sales expenses incurred by them.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

We retain substantial discretion in determining whether to grant a marketing support payment to a particular broker/dealer firm and the amount of any such payment.

We may also make payments for marketing and wholesaling support to broker/dealer affiliates of Variable Options that are available through the variable annuities we offer.

Additional information regarding marketing support payments can be found in the Distributor section of the Statement of Additional Information.

The Variable Options may assess a Rule 12b-1 fee. These fees are paid to Allianz Life Financial as consideration for providing certain services and incurring certain expenses permitted under the Variable Option’s plan. These fees typically equal 0.25% of a Variable Option’s average daily net assets for the most recent calendar year.

In certain instances, an investment adviser and/or subadviser (and/or their affiliates) of a Variable Option may make payments for administrative services to Allianz Life Financial or its affiliates.

We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts but reserve the right to discontinue the offering.

ADDITIONAL CREDITS FOR CERTAIN GROUPS

We may credit additional amounts to a Contract instead of modifying charges because of special circumstances that result in lower sales or administrative expenses or better than expected mortality or persistency experience.

ADMINISTRATION/ALLIANZ SERVICE CENTER

The Allianz Service Center performs certain administrative services regarding the Contracts and is located at 5701 Golden Hills Drive, Minneapolis, Minnesota. Our Service Center mailing address and telephone number are listed at the back of this prospectus. The administrative services performed by our Service Center include:

•	issuance and maintenance of the Contracts,

•	maintenance of Owner records,

•	processing and mailing of account statements and other mailings to Owners, and

•	routine customer service including:

–	responding to Owner correspondence and inquiries,

–	processing of Contract changes,

–	processing withdrawal requests (both partial and total) and

–	processing annuitization requests.

To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the Variable Options, will be mailed to your household, even if you or other persons in your household have more than one contract issued by us or our affiliate. Call our Service Center at the toll-free telephone number listed at the back of this prospectus if you need additional copies of financial reports, prospectuses, or annual and semiannual reports, or if you would like to receive one copy for each contract in future mailings.

LEGAL PROCEEDINGS

Like other life insurance companies, we from time to time are involved in legal proceedings of various kinds, including regulatory proceedings and individual and class action lawsuits. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any such proceedings cannot be predicted with certainty, we believe that, at the present time, there are no pending or threatened legal proceedings to which we, the Separate Account, or Allianz Life Financial is a party that are reasonably likely to materially affect the Separate Account, our ability to meet our obligations under the Contracts, or Allianz Life Financial’s ability to perform its obligations.

STATUS PURSUANT TO SECURITIES EXCHANGE ACT OF 1934

Allianz Life of New York hereby relies on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 from the requirement to file reports pursuant to Section 15(d) of that Act.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

14.	INFORMATION ON ALLIANZ LIFE OF NEW YORK

Allianz Life of New York is a stock life insurance company organized under the laws of the state of New York on September 21, 1982. Our address is One Chase Manhattan Plaza, 38th Floor, New York, NY 10005-1423. Before January 1, 2003, Allianz Life of New York was known as Preferred Life Insurance Company of New York. We are a subsidiary of Allianz Life Insurance Company of North America (Allianz Life), which is also a stock life insurance company. Allianz Life is a subsidiary of Allianz of America, Inc. (AZOA), a financial holding company. AZOA is a wholly owned subsidiary of Allianz Europe, B.V., Allianz Europe. B.V. is a wholly owned subsidiary of Allianz Societas Europaea (Allianz SE), the Company’s ultimate parent, which is incorporated in Munich, Germany. Allianz Life Insurance Company of North America and its wholly owned subsidiaries are referred to as the Company. We offer fixed and variable annuities and individual life insurance products. We are licensed to do direct business in 6 states, including New York and the District of Columbia.

Allianz Life of New York does not have a separate custodian for the assets owned through the Separate Account. Most mutual fund shares are not in certificated form, and as such, Allianz Life of New York in effect acts as self custodian for the non-certificated shares we own through the Separate Account.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

BOARD OF DIRECTORS

[To be added upon amendment.]

CORPORATE GOVERNANCE

Committees of the Board

[To be added upon amendment.]

Independence of Certain Directors

[To be added upon amendment.]

Code of Ethics

All of our officers and employees, including our Chief Executive Officer, President, Chief Financial Officer and Controller, are subject to the Company’s Code of Ethics.

Section 16(a) Beneficial Ownership Reporting Compliance

Not applicable.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

[To be added upon amendment.]

Executive Summary

[To be added upon amendment.]

Compensation Philosophy and Strategy

[To be added upon amendment.]

How Compensation Decisions Are Made

[To be added upon amendment.]

Use of Competitive Compensation Data

[To be added upon amendment.]

Components of Total Compensation For Our NEOs

[To be added upon amendment.]

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

Allianz Equity Incentive Plan

[To be added upon amendment.]

 Other Compensation Policies

[To be added upon amendment.]

Summary Compensation Table

[To be added upon amendment.]

Performance-Based Equity Incentive Compensation Plans

[To be added upon amendment.]

Grants of Plan-Based Awards

[To be added upon amendment.]

Outstanding Equity Awards at December 31, 2013

[To be added upon amendment.]

Option Exercises and Stock Vested in 2013

[To be added upon amendment.]

Severance and Change in Control Arrangements

[To be added upon amendment.]

Payments Due Under the Executive Severance Agreement

[To be added upon amendment.]

Severance Allowance Plan

[To be added upon amendment.]

Director Compensation

[To be added upon amendment.]

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

We are an indirect wholly owned subsidiary of Allianz SE. Allianz SE’s principal executive offices are located at Königinstrasse 28, 80802 Munich, Germany. As of [date to be added upon amendment], 2014, the directors and executive officers of Allianz Life held less than 1% of Allianz SE’s ordinary shares issued and outstanding.

We are not aware of any arrangements that may at a later date result in a change in control of Allianz Life.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

We are a wholly owned subsidiary of Allianz of America, Inc., which in turn is a wholly owned subsidiary of Allianz SE.

Based on the information available to our Chief Legal Officer and to the Board, there have been no transactions between us and any related party since [date to be added upon amendment], 2014, nor are any currently proposed, for which disclosure is required under SEC rules.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

RISKS ASSOCIATED WITH THE FINANCIAL SERVICES INDUSTRY

There are a number of risks associated with the financial services industry including the insurance industry.

Legal, Regulatory, and Tax Risks

We are heavily regulated by New York Department of Financial Services and other regulators, and changes in existing or new laws and regulations may reduce our profitability and limit our growth.

We are subject to detailed and comprehensive regulation and supervision in all the jurisdictions in which we operate. Our insurance operations are subject to insurance laws and regulations, which are generally intended to protect policyholders, not our shareholders or creditors. Changes in existing insurance laws and regulations may materially affect the way in which we conduct our business and the products we offer.

State insurance regulators and the National Association of Insurance Commissioners (“NAIC”) regularly reexamine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, are often made for the benefit of the consumer at the expense of the insurer and, therefore, could have a material adverse effect on our financial condition and consolidated results of operations.

We are subject to increasing regulation under various laws and regulations governing the solvency of insurers and other financial institutions. We are also increasingly subject to detailed and comprehensive regulations governing such matters as money laundering, "know your customer" requirements, prohibited transactions with countries or counterparties subject to sanctions, and bribery and other anti-corruption measures.

Our business is subject to significant litigation risks in the various states in which we operate; changes in existing or new laws and government regulations in these states and/or an adverse outcome in any significant pending or future litigation or regulatory investigation may have an adverse effect on our business, financial condition, results of operations, reputation or image in the marketplace.

We have been named as defendants in individual lawsuits and involved in various regulatory investigations and examinations and may be involved in more in the future. These actions arise in various contexts, including in connection with our activities as an insurer, securities issuer, employer, investment adviser, investor and taxpayer. Certain lawsuits or regulatory investigations could have a material adverse effect on our financial condition and results of operations.

Laws and regulations aimed at bank and financial institutions, including the Dodd-Frank Act, could have an adverse impact on our business, financial condition and results of operations.

Currently, the U.S. federal government does not directly regulate the business of insurance. While the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) does not remove primary responsibility for the supervision and regulation of insurance from the states, Title V of the Dodd-Frank Act establishes a Federal Insurance Office (“FIO”) within the U.S. Treasury Department. The FIO has authority that extends to a wide variety of lines of insurance, including life insurance and annuities. Under the Dodd-Frank Act, the FIO is charged with monitoring all aspects of the insurance industry (including identifying gaps in regulation that could contribute to a systemic crisis), recommending to the Financial Stability Oversight Council the designation of any insurer and its affiliates as a non-bank financial company subject to oversight by the Board of Governors of the Federal Reserve System (including the administration of stress testing on capital), assisting the Treasury Secretary in negotiating “covered agreements” with non-U.S. governments or regulatory authorities, and, with respect to state insurance laws and regulation, determining whether such state insurance measures are pre-empted by such covered agreements.

Other aspects of our operations could also be affected by the Dodd-Frank Act. For example, the Dodd-Frank Act also includes a new framework of regulation of the Over-The-Counter (“OTC”) derivatives markets that will require that certain types of transactions currently traded over-the-counter must be traded on swaps execution facilities in the future. This will impose additional costs, new capital and margin requirements, and additional regulation as well as changing the market structure for the trading of these types of derivatives. Increased margin requirements could reduce our liquidity and narrow the range of securities in which we invest.

The sales of insurance products could also be adversely affected to the extent that some or all of the third-party firms that distribute our products face heightened regulatory scrutiny and/or increased regulation that causes them to de-emphasize sales of the types of products issued by our insurance companies.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

Although the full impact of the Dodd-Frank Act cannot be determined until the various mandated studies are conducted and implementing regulations are enacted, many of the legislation’s requirements could have profound and/or adverse consequences for the financial services industry.

In addition, regulators and lawmakers in non-U.S. jurisdictions are engaged in addressing the causes of the financial crisis in 2008-09 and means of avoiding such crises in the future. For example, the G20 and the Financial Stability Board have issued a series of papers intended to produce significant changes in how financial companies, and in particular large and complex global financial companies such as Allianz, should be regulated.

Changes in tax laws and regulations, including elimination of tax benefits for our products, may adversely affect sales of our insurance products, and also impact our deferred tax assets.

Changes to tax laws may affect the attractiveness of certain of our products, which currently have favorable tax treatment. From time to time, governments have considered or implemented proposals for changes in tax law that could adversely affect our products.

In addition, changes in tax laws or regulations or an operating performance below currently anticipated levels may lead to a significant impairment of deferred tax assets, in which case we could be obligated to write off certain tax assets.

Capital, Credit and Investment Risks

The amount of statutory capital that we have and the amount of statutory capital we must hold to meet our statutory capital requirements and our financial strength and credit ratings can vary significantly from time to time.

Statutory accounting standards and capital and reserve requirements are prescribed by New York Department of Financial Services and the NAIC. State insurance regulators have established regulations that govern reserving requirements and provide minimum capitalization requirements based on risk-based capital (“RBC”) ratios for life insurance companies. In any particular year, statutory surplus amounts and RBC ratios may increase or decrease depending on a variety of factors. Additionally, state insurance regulators have significant leeway in how to interpret existing regulations, which could further impact the amount of statutory capital or reserves that we must maintain. Moreover, rating agencies may implement changes to their internal models that have the effect of increasing or decreasing the amount of capital we must hold in order to maintain our current ratings. To the extent that our statutory capital resources are deemed to be insufficient to maintain a particular rating, our financial strength and credit ratings might be downgraded by one or more rating agencies.

Changes in statutory reserve or other requirements and/or the impact of adverse market conditions could result in changes to our product offerings that could negatively impact our business.

Changes in statutory reserve requirements, increased costs of hedging and other risk mitigation techniques, and other adverse market conditions could result in certain products becoming less profitable or unprofitable. These circumstances have already caused us to modify and/or eliminate certain features of various products, including our fixed indexed annuity and variable annuity products, and could cause further modifications and/or the cessation of sales of certain products in the future. Modifications to products that we make may result in certain of our products being less attractive and/or competitive. This may adversely impact sales, which could negatively impact our ability to retain our sales personnel and maintain our distribution relationships.

Our reserves could be inadequate due to differences between our actual experience and management’s estimates and assumptions.

We establish and carry reserves to pay future policyholder benefits and claims. Our reserve requirements for our business are calculated based on a number of estimates and assumptions. The assumptions and estimates used in connection with the reserve estimation process are inherently uncertain and involve the exercise of significant judgment. We cannot determine with precision the amounts that we will pay for, or the timing of payment of, benefits and claims or whether the assets supporting the policy liabilities will grow to the level assumed prior to payment of benefits or claims. Our claim costs could increase significantly and our reserves could be inadequate. If so, we will be required to increase reserves or reduce deferred acquisition costs (“DAC”), which could adversely impact our earnings and/or capital.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

Our investments are subject to market risks.

The fair values of our investments are subject to a number of market risks, including credit risk, interest rate risk, and equity price risk. These factors may have a material effect on the fair values of our investments.

Losses due to defaults by financial institution counterparties and other third parties could negatively affect the value of our investments and reduce our profitability.

Third parties that owe us money, securities or other assets may not perform under their obligations. Many of our transactions with these third parties expose us to credit risk in the event of default of our counterparty. In addition, with respect to secured transactions, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to cover the full amount of the secured obligation. Also, defaults by parties with which we have no direct contractual relation, such as a credit insurer that has insured securities we may hold in our investment portfolios, may adversely impact the value of those securities. The default of a major market participant could disrupt the securities markets or clearance and settlement systems in our major markets, which could in turn cause market declines or volatility. A failure of a major market participant could also cause some clearance and settlement systems to assess members of that system or could lead to defaults that could adversely affect us.

Some of our investments are relatively illiquid. If we are forced to liquidate these investments, we may be unable to sell them at prices that reflect fair value.

We hold certain investments that may lack liquidity, such as privately placed fixed maturity securities, mortgage loans, collateralized debt obligations, commercial mortgage-backed securities, equity real estate and limited partnership interests. If we were required to liquidate these investments on short notice, we may have difficulty doing so and be forced to sell them for less than we otherwise would have been able to realize.

Interest rate and credit spread volatility may adversely affect our profitability.

Our exposure to interest rate risk relates primarily to the market price and cash flow variability associated with changes in interest rates.

During periods of declining interest rates, life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year-to-year, creating asset liability duration mismatches. During a low interest rate period, our investment earnings may be lower because the interest earnings on our fixed income investments will likely have declined in parallel with market interest rates, which would also cause unrealized losses on our assets recorded at fair value under GAAP. In addition, mortgages and fixed maturity securities in our investment portfolios will be more likely to be prepaid or redeemed as borrowers seek to borrow at lower interest rates. Consequently, we may be required to reinvest the proceeds in securities bearing lower interest rates. Accordingly, during periods of declining interest rates, our profitability may suffer as the result of a decrease in the spread between interest rates charged to policyholders and returns on our investment portfolios.

Conversely, in periods of increasing interest rates, surrenders of life insurance policies and fixed annuity contracts may increase as policyholders choose to forego insurance protection and seek higher investment returns. Obtaining cash to satisfy these obligations may require us to liquidate fixed maturity investments at a time when market prices for those assets are depressed because of increases in interest rates. This may result in realized investment losses. Regardless of whether we realize an investment loss, these cash payments would result in a decrease in total invested assets, and may decrease our net income. Premature withdrawals may also cause us to accelerate amortization of deferred policy acquisition costs, which would also reduce our net income.

Recent periods have been characterized by low interest rates, and the Federal Reserve Board has committed to keeping interest rates low until there is substantial improvement in the labor market. A prolonged period during which interest rates remain at levels lower than those anticipated may result in (1) greater costs associated with certain of our product features that guarantee death benefits or income streams for stated periods or for life, (2) higher costs for derivative instruments used to hedge certain of our product risks or (3) shortfalls in investment income on assets supporting policy obligations as our portfolio earnings decline over time, each of which may require us to record charges to increase reserves. In addition to compressing spreads and reducing net investment income, such an environment may cause policies to remain in force for longer periods than we anticipated in our pricing, potentially resulting in greater claims costs than we expected and resulting in lower overall returns on business in force.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

Our exposure to credit spreads primarily relates to market price and cash flow variability associated with changes in credit spreads. A widening of credit spreads will increase the net unrealized loss position of the investment portfolio. Credit spread tightening will reduce net investment income associated with new purchases of fixed maturity securities. Ongoing volatility in interest rates and credit spreads, individually or in tandem with other factors such as lack of pricing transparency, market illiquidity and declines in equity prices could have a material adverse effect on our consolidated results of operations, financial condition or cash flows through realized losses, impairments, and changes in unrealized loss positions.

Our hedging and reinsurance programs may be inadequate to protect us against the full extent of the exposure or losses we seek to mitigate.

Certain of our products, including our fixed and variable annuity products, include guarantees of income streams for stated periods or for life. Changes in equity markets, increased equity volatility, or reduced interest rates could result in an increase in the valuation of liabilities associated with such products, resulting in increases in reserves and reductions in net income. Our fixed indexed annuity and life insurance products include features that increase in value along with the growth in underlying indices. Growth in the underlying indices may result in an increase in reserves and a corresponding reduction in net income.

We seek to mitigate these risks through the use of economic hedging and reinsurance programs. However, these programs cannot eliminate all of these risks, and no assurance can be given as to the extent to which such programs will be effective in reducing such risks.

Poor investment performance in our variable products could adversely affect our financial condition and results of operations.

We believe that investment performance is an important factor in the growth of our fixed indexed annuity, fixed indexed universal life and variable annuity business. Poor investment performance could impair revenues and earnings, as well as our prospects for growth, because our ability to attract funds from existing and new clients might diminish and existing clients might withdraw assets from our variable products in favor of better performing products of other companies, which would result in lower revenues.

The determination of the amount of allowances and impairments taken on our investments requires use of significant management judgment in certain cases, particularly for debt instruments, and could materially impact our results of operations or financial position.

The determination of the amount of allowances and impairments vary by investment type and is based upon our periodic evaluation and assessment of known and inherent risks associated with each asset class.

A downgrade or potential downgrade in our financial strength ratings could result in a loss of business.

Claims-paying and financial strength ratings, which various ratings organizations publish as measures of an insurance company’s ability to meet contract holder and policyholder obligations, are important to maintaining public confidence in our company and our products, and the ability to market our products and our competitive position. A downgrade in our financial strength ratings, or the announced potential for a downgrade, could have an adverse effect on our financial condition, results of operations and cash flows.

The impairment or negative performance of other financial institutions could adversely affect our business.

We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry. A decline in the financial condition of one or more financial services institutions may expose us to credit losses or defaults, limit access to liquidity or otherwise disrupt the operations of our business.

Business and Operational Risks

Continued difficult conditions in the global capital markets and the economy have affected and may continue to have a material adverse effect on our business.

Our business is materially affected by conditions in the global capital markets and the economy generally. Concerns over the pace of the economic recovery, the level of U.S. national debt, the European sovereign debt crisis, unemployment, the level of interest rates and market volatility, the availability and cost of credit and hedging instruments, the U.S. housing market, inflation levels, and geopolitical issues have contributed to increased volatility and diminished confidence for the economy and the capital markets going forward. These events have had and may continue to have an adverse effect on us.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

We use numerous assumptions to determine the appropriate level of insurance reserves and DAC to calculate certain widely used industry measures of value; if these assumptions are not correct, it may have an adverse impact on our business.

The establishment of insurance reserves and the establishment of DAC, are inherently uncertain processes involving assumptions about factors such as policyholder behavior (e.g., lapses, persistency and mortality), court decisions, changes in laws and regulations, and in the life insurance and annuity business, assumptions concerning mortality and morbidity trends. The use of different assumptions could have a material effect on our reserves and underwriting expenses as well as on our DAC. In addition, reserves for minimum guarantees contained within certain of our variable and fixed annuity products may be significantly impacted by the state of the financial markets.

We face competition from other insurance companies, banks, and other financial institutions, which may adversely impact our market share and profitability.

There is strong competition among financial institutions seeking clients for the types of retirement and savings products and services we provide. This competition makes it especially difficult to provide unique insurance products since, once such products are made available to the public, they often are reproduced and offered by our competitors. In addition, this competition may adversely impact our market share.

Consolidation of distributors of insurance products may adversely affect the insurance industry.

The insurance industry distributes many of its products through other financial institutions such as banks, broker-dealers and field marketing organizations. Over the last several years, there has been substantial consolidation of these financial institutions. An increase in consolidation may create firms with even stronger competitive positions and negatively impact the industry’s sales. Such consolidation could increase competition for access to distributors, result in greater distribution expenses and more difficulty in marketing our products to current or new customers. Consolidation of distributors may also increase the likelihood that distributors will try to renegotiate existing selling agreements to less favorable terms.

Inadequate or failed processes or systems, human factors or external events may adversely affect our profitability, reputation or operational effectiveness.

Operational risk is inherent in our business and can manifest itself in various ways, including business interruption, poor vendor performance, information systems malfunctions or failures, regulatory breaches, human errors, employee misconduct, and external fraud. These events can potentially result in financial loss, harm to our reputation and/or hinder our operational effectiveness.

The failure to maintain and modernize our information systems could adversely affect our business.

Our business depends significantly on effective information systems, and we have different information systems for our various lines of business. We must commit significant resources to maintain and enhance our existing information systems, and develop new ones in order to keep pace with the evolving information technology, industry and regulatory standards and customer preferences. If we do not maintain adequate information systems, we may not be able to gather and rely on adequate information to base our pricing, underwriting and reserving decisions. We may also have difficulties in attracting new distributors and customers and preserving our existing customer base. In addition, underperforming information systems could cause us to become subject to increased customer, provider and agent disputes, and increase our litigation and regulatory exposure, administrative expenses, and remediation costs.

We may not be able to protect our intellectual property and may be subject to infringement claims by a third party.

We rely on a combination of contractual rights, copyright, trademark, and trade secret laws to establish and protect our intellectual property. Third parties may attempt to infringe or misappropriate our intellectual property. The loss of intellectual property protection or the inability to secure or enforce our intellectual property assets could have a material adverse effect on our business.

Third parties may have patents or other protections that could be infringed by our products, methods, processes or services. This could limit our ability to offer certain product features. In recent years, there has been increasing intellectual property litigation in the financial services industry challenging product designs and business processes. If a third party were to successfully assert an intellectual property infringement claim against us, or if we were otherwise precluded from offering certain features or designs, or utilizing certain processes, it could have a material adverse effect on our business.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

Changes in and the adoption of accounting standards could have a material impact on our financial statements.

We prepare our financial statements in accordance with U.S. GAAP. From time to time, the Financial Accounting Standards Board, the SEC, and other regulators change the financial accounting and reporting standards governing the preparation of our financial statements. In some cases, we could be required to apply a new or revised standard retrospectively. Such changes could have a material effect on our financial condition and results of operations.

Our risk management policies and procedures may not be fully effective in identifying or mitigating our risk exposure in all market environments or against all types of risk.

We have devoted significant resources to develop our risk management policies and procedures and will continue to do so. Nonetheless, our policies and procedures to identify, monitor and manage risks may not always be fully effective in mitigating our risk exposure in all market environments or against all types of risk. This could cause us to incur investment losses or cause our hedging and other risk management strategies to be ineffective.

Moreover, we are subject to the risks of errors and misconduct by our employees, such as fraud, non-compliance with policies, recommending transactions that are not suitable, and improperly using or disclosing confidential information. These risks could harm our business.

We are subject to the risk of nonperformance or inadequate performance of contractual obligations by third-party vendors of products and services that are used in our business. Insurance and other traditional risk-shifting tools may be available to us in order to manage certain exposures, but they are subject to deductibles, limits, and policy exclusions, as well as risk of denial of coverage, default or insolvency.

Breaches of security, or interference with our technology infrastructure, could harm our business.

Our business is reliant upon technology systems and networks, including systems and networks managed by third parties to process, transmit and store information and to conduct business activities and transactions. We are also subject to certain federal and state regulations that require us to establish and maintain policies and procedures designed to protect sensitive client information. Maintaining the integrity of our systems is critical to the success of our business operations, including the retention of clients. We routinely encounter and address such threats, including an increasing frequency of phishing scams, introductions of malware and unauthorized payment requests. Any breaches or interference by third parties or by our employees that may occur could have a material adverse impact on our business.

The failure to protect our clients’ confidential information and privacy could adversely affect our business.

A number of our businesses are subject to privacy regulations and confidentiality obligations including the regulations of the Gramm-Leach-Bliley Act and state privacy laws and regulations. We also have contractual obligations to protect certain confidential information we obtain from our existing vendors and clients.

If we do not properly comply with privacy regulations and protect confidential information, we could experience adverse consequences, including regulatory sanctions, loss of reputation, and possible litigation. This could have an adverse impact on our company’s image and business.

We face intense competition in attracting and retaining key talent.

Our continued success depends to a substantial degree on our ability to attract and retain qualified people. The market for qualified talent is extremely competitive.

Third-party defaults, bankruptcy filings, legal actions and other events may limit the value of or restrict our access to cash and investments.

Capital and credit market volatility can exacerbate, and has exacerbated, the risk of third-party defaults, bankruptcy filings, foreclosures, legal actions and other events that may limit the value of or restrict our access to cash and investments.

We may have contingent liabilities from discontinued, divested and run-off businesses and may incur other off-balance sheet liabilities that could result in charges to the income statement.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

We may, from time to time, retain insurance obligations and other contingent liabilities in connection with our liquidation or run-off of various businesses. Our reserves for these types of obligations and liabilities may be inadequate, which could cause us to take additional charges that could be material to our results of operations. We may also, from time to time and in the course of our business provide guarantees and enter into derivative and other types of off-balance sheet transactions that could result in income statement charges.

Protection from system interruptions and operating errors is important to our business. If we were to experience a sustained interruption to our telecommunications or data processing systems or other failure in operational execution, these events could harm our business.

Operating errors and system or network interruptions could delay and disrupt our ability to develop, deliver or maintain our products and services, causing harm to our business and reputation and resulting in loss of customers or revenue.

We rely on third party service providers and vendors for certain communications, technology and business functions and face the risk of operational failure, termination or capacity constraints of any of the clearing agents, exchanges, clearing houses or other third party service providers that we use to facilitate our transactions. These risks are heightened by the evolution in the financial markets of increasingly sophisticated products, by business-driven hedging, by compliance and other risk, investment, or financial management strategies. Any such failure, termination or constraint could adversely impact our ability to implement transactions, service clients, manage exposure to risk or otherwise achieve desired outcomes.

Failures elsewhere in the insurance industry could obligate us to pay assessments through guaranty associations.

When an insurance company becomes insolvent, state insurance guaranty associations have the right to assess other insurance companies doing business in their state for funds to pay obligations to policyholders of the insolvent company, up to the state-specified limit of coverage. The failure of a life, health or annuity insurer could trigger assessments which we would be obligated to pay.

The occurrence of natural or man-made disasters and catastrophes could adversely affect our financial condition and results of operations.

The occurrence of natural disasters and catastrophes, including acts of terrorism, insurrections and military actions, could adversely affect our ordinary business operations, financial condition or results of operations. Such disasters and catastrophes may also impact us indirectly by changing the condition and behaviors of our customers, business counterparties and regulators, as well as by causing declines or volatility in the economic and financial markets.

You can find a more detailed explanation of the industry risks associated with the financial services and insurance industry at Exhibit 99(b) of the Form S-1 Registration Statement filed with the SEC, of which this prospectus is a part. This exhibit is incorporated by reference into this prospectus. You can obtain a copy of this exhibit by calling (800) 624-0197.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

15.	SELECTED FINANCIAL DATA

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (FOR THE 12 MONTH PERIOD ENDING DECEMBER 31, 2013)

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and notes to those statements included in this prospectus. The discussion and analysis below includes certain forward-looking statements that are subject to risks, uncertainties and other factors, as described in “Risk Factors” and elsewhere in this prospectus, that could cause our actual growth, results of operations, performance, financial position and business prospects and opportunities in 2013 and beyond to differ materially from those expressed in, or implied by, those forward-looking statements. See “Forward-Looking Statements.”

Part I

Item 11(e).

Financial Statements meeting the requirements of S-X

Item 11(f)

Selected Financial Data

(dollars in thousands, unless otherwise stated)

The following table sets forth the Company’s selected historical consolidated financial data. The selected financial data has been derived from the audited Financial Statements included elsewhere in this prospectus, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s financial statements and related notes.

These historical results are not necessarily indicative of results to be expected for any future period.

[To be added upon amendment.]

16.	FINANCIAL STATEMENTS

[To be added upon amendment]

The financial statements of Allianz Life of NY Variable Account C as of and for the year or period ended December 31, 2013 (including the statements of changes in net assets for each of the years or periods in the two year period then ended and the financial highlights for each of the periods presented) , are included in Part C of the Registration Statement filed with the SEC on Form N-4 in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

The financial statements and supplemental schedules of Allianz Life Insurance Company of New York for each of the years in the three-year period ended December 31, 2013, are included in Appendix C to this prospectus, in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said experts in accounting and auditing . The principal business address of KPMG LLP is 4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

17.	PRIVACY AND SECURITY STATEMENT

2013
Your privacy is a high priority for Allianz Life Insurance Company of New York (Allianz Life® of NY). Our pledge to protect your privacy is reflected in our Privacy and Security Statement. This statement outlines our principles for collecting, using and protecting information that we maintain about you.

Information about you that Allianz Life of NY collects

Allianz Life of NY collects information about you so that we can provide you with the products and services you have requested, maintain your account, improve our services, and inform you of additional products or services that may be of interest to you. We limit the amount of information collected to what we feel is needed for these purposes. We may collect your information from the following sources:

•
From you, either directly or through your agent. This includes information on your insurance application or other information provided during the application process or while you hold a policy with us.

•	From others, through the process of handling a claim. This may include information from medical or accident reports.

•	From your doctor or health provider. This is medical information about you, gathered with your written authorization.

•
From a consumer reporting agency such as a medical, credit, or motor vehicle report. From sources using the information you provide, in order to obtain updated or additional information. An example is the U.S. Postal Service, in order to validate your current mailing address so that we may maintain records to correspond with you.

Information about you that Allianz Life of NY shares

Allianz Life of NY does not share information about current or former customers with anyone, except as allowed by law. “Allowed by law” means that we may share your information as follows:

•
With affiliates and service providers in order to administer or service your policy, and with research groups to conduct various studies. However, no individual is identified in any study or summary report. These companies sign a Privacy and Security Agreement with Allianz, requiring them to protect your information.

•
With consumer reporting agencies to obtain a medical report, credit report, or motor vehicle report. These reports are used to determine eligibility for coverage or to process your requested transactions.

•	With your insurance agent and their affiliates so that they can perform services for you.

•	With medical professionals in order to process your claim.

•	With a state Department of Insurance in order to examine our records or business practices.

•	With a state or federal law enforcement agency, as required by law or to report suspected fraud activities.

Allianz Life of NY does not sell your information to anyone

We do not share your information with anyone for their own marketing purposes. For this reason, we are not required to obtain an “opt-in election,” an “opt-out election” or an authorization from you. We also do not share your information with any of our affiliated companies, except to administer or service your policy.

Allianz Life of NY policies and practices regarding security of your information

Allianz Life of NY uses computer hardware and software tools to maintain physical and electronic safeguards. These safeguards comply with applicable federal and state regulations. We use state-of-the-art technology to secure our websites and protect the information that may be shared over these sites.

If you visit one of our websites, we may use “cookies” (small text files sent from our site to your hard drive). These cookies help us to recognize repeat visitors and allow easy access to and use of the site. We do not use cookies to gather your information. The cookies only enable you to use our website more easily. Refer to the Privacy link at the bottom of our website for more information on browsing privacy practices.

Your ability to access and correct your information

You have the right to access and obtain a copy of your information. This does not include the right to access and copy your information related to a claim or civil or criminal proceeding. If you wish to review your information, please write us at the address below. Provide your full name, address and policy number(s). For your protection, please have your request notarized. This will ensure the identity of the person requesting your information. Alternately, you may also make your request through our secure website.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

Within 30 working days of our receipt of your request, your information will be available. You may see the information in person or we will send you a copy. If medical information is contained in your file, we may request that you name a medical professional to whom we will send your information.

If you believe any of your information is incorrect, notify us in writing at the address below, or through our secure website. Within 30 working days, we will let you know if our review has resulted in a correction of your information. If we do not agree there is an error, you may file a statement disputing our finding. We will attach the statement to your file. We will send any corrections we make, or your statement, to anyone we shared your information with over the past two years, and to anyone who may receive your information from us in the future. We do not control the information about you that is obtained from a consumer reporting agency or a Department of Motor Vehicles. At your request, we will provide you with the names and addresses of these agencies so that you can contact them directly.

Notification of change

Your trust is one of our most important assets. If we revise our privacy practices in the future, we will notify you prior to introducing any changes. This Privacy and Security Statement is also displayed on our website at allianzlife.com/newyork.

For more information or if you have questions

If you have any questions or concerns about our privacy policies or procedures, please call the Corporate Compliance Privacy Office at 800.950.5872, write us at the following address, or contact us via the website.

Allianz Life Insurance Company of New York
Home Office: New York, NY

Administrative Office
5701 Golden Hills Drive
Minneapolis, MN 55416-1297

800.950.5872

M40018-NY (R-12/2012)

18.	TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION (SAI)

Legal Opinions…………………………………..	2	Annuity Purchases by Nonresident Aliens and
Distributor……………………………………….	2	Foreign Corporations………………………………………	8
Federal Tax Status………………………………	3	Income Tax Withholding…………………….………………..	8
Annuity Contracts in General…………………	3	Multiple Contracts…………………………………………….	9
Taxation of Annuities in General……………	3	Partial 1035 Exchanges………………………………………	9
Qualified Contracts……………………………	3	Assignments, Pledges and Gratuitous Transfers………….	9
Purchasing a Qualified Contract……………	5	Death Benefits…………………………………………………	9
Distributions-Qualified Contracts……………	5	Federal Estate Taxes…………………………………………	9
Distributions-Non-Qualified Contracts………	6	Generation-Skipping Transfer Tax………………………….	9
Required Distributions…………………………	7	Foreign Tax Credits…………………………………………..	9
Withholding…………………………………….	7	Possible Tax Law Changes………………………………….	10
Diversification………………………………….	8	Annuity Payments……………………………………………..	10
Owner Control………………………………….	8	Annuity Payment Options……………………………………	10
Contracts Owned by Non-Individuals………	8	Appendix – Death of the Owner and/or Annuitant………	11

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

APPENDIX A – AVAILABLE INDICES

STANDARD & POOR’S 500® INDEX

The S&P 500® Index is considered by many to be the most common benchmark used in measuring the performance of U.S. stock market large caps, which are companies with a market capitalization value of more than $10 billion. The S&P 500 represents a broad cross-section of common stocks traded on every major U.S. stock exchange. The Index is a selection of 500 leading companies from 100 distinct industry groups found in 10 leading American industrial market sectors. Visit www.spglobal.com for more information.

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (S&P). This trademark has been licensed for use by S&P Dow Jones Indices LLC. S&P marks are trademarks of S&P. This trademark has been sublicensed for certain purposes by Allianz Life Insurance Company of New York (Allianz Life of New York). The S&P 500 Index is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by Allianz Life of New York.

Allianz Life of New York products are not sponsored, endorsed, sold, or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P, or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the owners of the Allianz Life of New York products or any member of the public regarding the advisability of investments generally or in Allianz Life of New York products particularly or the ability of the S&P 500 Index to track general market performance. S&P Dow Jones Indices’ only relationship to Allianz Life of New York with respect to the S&P 500 Index is the licensing of the S&P 500 Index and certain trademarks, service marks, and/or trade names of S&P Dow Jones Indices and/or its third-party licensors. The S&P 500 Index is determined, composed, and calculated by S&P Dow Jones Indices without regard to Allianz Life of New York or the products. S&P Dow Jones Indices have no obligation to take the needs of Allianz Life of New York or the owners of the products into consideration in determining, composing, or calculating the S&P 500 Index. S&P Dow Jones Indices are not responsible for and have not participated in the design, development, pricing, and operation of the products, including the calculation of any interest payments or any other values credited to the products. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing, or trading of products. There is no assurance that investment products based on the S&P 500 Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to products currently being issued by Allianz Life of New York, but which may be similar to and competitive with Allianz Life of New York products. In addition, CME Group Inc., an indirect minority owner of S&P Dow Jones Indices LLC, and its affiliates may trade financial products which are linked to the performance of the Index and Average. It is possible that this trading activity will affect the value of the products.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS, AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY ALLIANZ LIFE OF NEW YORK, OWNERS OF THE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME, OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND ALLIANZ LIFE OF NEW YORK OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

RUSSELL 2000® INDEX

The Russell 2000 measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which is made up of 3,000 of the biggest U.S. stocks. The Russell 2000 is constructed to provide a comprehensive and unbiased small-cap barometer and is completely reconstituted annually to ensure larger stocks do not affect the performance and characteristics of the true small-cap index. Visit www.russell.com/indexes/default.asp for more information.

The Russell 2000 is a trademark of Russell Investments and has been licensed for use by Allianz Life of New York. The Contract is not sponsored, endorsed, sold or promoted by Russell Investments and Russell Investments makes no representation regarding the advisability of investing in the Contract.

NASDAQ-100® INDEX

Launched in January 1985, the Nasdaq-100 Index® includes 100 of the Nasdaq Stock Market’s most actively traded issues, representing a cross-section of major industry groups. Its 100 companies are selected from the largest domestic and international nonfinancial companies listed on the Nasdaq Stock Market. Company size is based on market capitalization. Visit www.nasdaq.com for more information.

The Nasdaq-100 Index® includes 100 of the largest domestic and international non-financial securities listed on The Nasdaq Stock Market, based on capitalization. The Nasdaq-100®, Nasdaq-100 Index®, Nasdaq®, and OMX® are registered trade marks of NASDAQ OMX Group, Inc. (which with its affiliates are the Corporations) and are licensed for use by Allianz Life of New York. The Contract has not been passed on by the Corporations as to their legality or suitability. The Contract is not issued, endorsed, sold, or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE CONTRACT.

APPENDIX B – DAILY ADJUSTMENT

We designed the Daily Adjustment to provide an Index Option Value on days other than the Index Effective Date or an Index Anniversary. The Daily Adjustment is meant to approximate the Index Option Value on the next Index Anniversary, as adjusted for gains during the Index Year subject to the Cap and losses in excess of the Buffer. The application of the Daily Adjustment is based on your agreement to be exposed to these Index Anniversary gains subject to the Cap and losses in excess of the Buffer. The Daily Adjustment in essence is a proxy for the performance of the Index Performance Strategy accomplished by investing a portion of the Index Option Value in a set of options and the remaining balance in an interest bearing asset.

The Daily Adjustment has two components, the change in Proxy Value and accumulated proxy interest. The change in Proxy Value represents the current market value of the Proxy Investment (“current Proxy Value”), less the cost of the Proxy Investment at the beginning of the Index Year (“beginning Proxy Value”). The proxy interest is an amount of interest that is earned to provide compensation for the cost of the Proxy Investment at the beginning of the Index Year. The proxy interest is approximated by the value of amortizing the cost of the Proxy Investment over the Index Year to zero. The proxy interest may be significantly different from current interest rates available on interest bearing investments. The proxy interest rate will be higher for investors taking more risk (higher Cap or lower Buffer) and lower for investors taking less risk (lower cap or higher buffer). The change in Proxy Value and the proxy interest estimates the present value of positive or negative Performance Credits on the next Index Anniversary. You should note that even if your selected Index(s) experience positive growth, their Daily Adjustments may be negative because of other market conditions, such as the expected volatility of Index prices and interest rates.

The formula for the calculation of the Daily Adjustment is as follows:

Daily Adjustment = (a) change in Proxy Value plus (b) proxy interest
(a)         change in Proxy Value = (current Proxy Value – beginning Proxy Value) x Index Option Base
(b)         proxy interest = proxy interest rate x (1 - time remaining) x Index Option Base proxy interest rate = beginning Proxy Value

The current Proxy Value is the Proxy Value calculated on the same day as the Daily Adjustment. The beginning Proxy Value is the Proxy Value calculated on the first day of the current Index Year. The time remaining is equal to the number of days remaining in the Index Year divided by 365.

The Proxy Value tracks three hypothetical derivative investments (call and put options) that we designed to mimic the market value of your allocation to an Index Performance Strategy Index Option. We calculate a Proxy Value for each of your selected Index Options.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

The Proxy Value has three components:

•	an at-the-money call;

•	an out-of-the-money call; and

•	an out-of-the-money put.

An Index Option’s Proxy Value = (at-the-money call) – (out-of-the-money call) – (out-of-the-money put)

We designed the two call options to value the potential for Index gains up to the Cap. We designed the put option to value the potential for Index losses below the Buffer. It is important to note that the put option will almost always reduce the Daily Adjustment, even when the current Index value is higher than it was at the beginning of the Index Year. This is because the risk that the Index value could be lower on the next Index Anniversary is present to some extent whether or not the Index value is lower than it was at the beginning of the Index Year.

On the Index Anniversary, the current Proxy Value for an Index Option is equal to its Performance Credit as discussed in section 7, Index Options – Determining the Index Option Values.

You can find a more detailed explanation of the calculation of the Proxy Value, including examples, at Exhibit 99(b) of the Form S-1 Registration Statement filed with the SEC, of which this prospectus is a part. This Exhibit is incorporated by reference into this prospectus. You can obtain a copy of this Exhibit by calling (800) 624-0197.

APPENDIX C – FINANCIAL STATEMENTS

The financial statements and supplemental schedules of Allianz Life Insurance Company of New York for each of the years in the three-year period ended December 31, 2013, are included in this Appendix in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said experts in accounting and auditing. The principal business address of KPMG LLP is 4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN.

Report of Independent Registered Public Accounting Firm

[To be added upon amendment.]

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

FOR SERVICE OR MORE INFORMATION

You can review and copy information about us, the Separate Account, the prospectus and the SAI at the SEC’s Public Reference Room in Washington, D.C. You may obtain information about the operation of the Public Reference Room by calling (202) 551-8090.

The SEC also maintains a website (http://www.sec.gov). The prospectus, the SAI and other information about the Contract are available on the EDGAR database on the SEC’s website. If you do not have access to the website, you can get copies of information from the website upon payment of a duplication fee by writing to:

Public Reference Section of the Commission

100 F Street, NE

Washington, DC 20549

OUR SERVICE CENTER

If you need customer service (for Contract changes, information on Contract Values, requesting a withdrawal or transfer, changing your allocation instructions, etc.) please contact our Service Center at (800) 624-0197.

To send an application or additional Purchase Payment, please mail to us as follows:

For sending an application or general customer service without a check:	For sending an application or additional Purchase Payment with a check:
REGULAR MAIL	REGULAR MAIL
Allianz Life Insurance Company of New York	Allianz Life Insurance Company of New York
P.O. Box 561	NW5990
Minneapolis, MN 55440-0561	P.O. Box 1450
Minneapolis, MN 55485-5990

OVERNIGHT, CERTIFIED, OR REGISTERED MAIL	OVERNIGHT, CERTIFIED, OR REGISTERED MAIL
Allianz Life Insurance Company of New York	Allianz Life Insurance Company of New York
5701 Golden Hills Drive	NW5990
Golden Valley, MN 55416-1297	1801 Parkview Drive
Shoreview, MN 55126

NOTE: Checks sent to the wrong address for applications or additional Purchase Payments are forwarded to the 1801 Parkview Drive address listed above, which may delay processing.

Until May 1, 2015, all dealers that effect transactions in these securities may be required to deliver a prospectus.

Allianz Index AdvantageSM New York Prospectus – [To be added by pre-effective amendment]

PART B – SAI

STATEMENT OF ADDITIONAL INFORMATION
ALLIANZ INDEX ADVANTAGESM NEW YORK
INDIVIDUAL FLEXIBLE PURCHASE PAYMENT VARIABLE AND INDEX-LINKED DEFERRED ANNUITY CONTRACT

Issued by
ALLIANZ LIFE of NY® VARIABLE ACCOUNT C (the Separate Account) and
ALLIANZ LIFE INSURANCE COMPANY of NEW YORK (Allianz Life of NY, we, us, our)

This Statement of Additional Information (SAI) is incorporated by reference into the prospectus that has been filed as Part A of the Registration Statement. This SAI should be read in conjunction with the prospectus. Definitions of capitalized terms can be found in the glossary of the prospectus. The prospectus is incorporated in this SAI by reference.

The prospectus for the Contract concisely sets forth information that a prospective investor ought to know before investing. For a copy of the Contract’s prospectus, call or write us at:

Allianz Life Insurance Company of New York
P. O. Box 561
Minneapolis, MN 55440-0561
 (800) 624-0197

Table of Contents

Legal Opinions…………………………………..	2	Annuity Purchases by Nonresident Aliens and
Distributor……………………………………….	2	Foreign Corporations………………………………………	8
Federal Tax Status………………………………	3	Income Tax Withholding…………………….………………..	8
Annuity Contracts in General…………………	3	Multiple Contracts…………………………………………….	9
Taxation of Annuities in General……………	3	Partial 1035 Exchanges………………………………………	9
Qualified Contracts……………………………	3	Assignments, Pledges and Gratuitous Transfers………….	9
Purchasing a Qualified Contract……………	5	Death Benefits…………………………………………………	9
Distributions-Qualified Contracts……………	5	Federal Estate Taxes…………………………………………	9
Distributions-Non-Qualified Contracts………	6	Generation-Skipping Transfer Tax………………………….	9
Required Distributions…………………………	7	Foreign Tax Credits…………………………………………..	9
Withholding…………………………………….	7	Possible Tax Law Changes………………………………….	10
Diversification………………………………….	8	Annuity Payments……………………………………………..	10
Owner Control………………………………….	8	Annuity Payment Options……………………………………	10
Contracts Owned by Non-Individuals………	8	Appendix – Death of the Owner and/or Annuitant………	11

Dated: [To be added by pre-effective amendment]

INDEXADVNYSAI-0514

Allianz Index AdvantageSM New York Statement of Additional Information – [To be added by pre-effective amendment]

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LEGAL OPINIONS

Stewart D. Gregg, Senior Securities Counsel of Allianz Life of New York, has provided legal advice on certain matters in connection with the issuance of the Contracts.

DISTRIBUTOR

Allianz Life Financial Services, LLC (Allianz Life Financial), a wholly owned subsidiary of Allianz Life Insurance Company of North America, acts as the distributor of the contracts.

Allianz Life Financial sells annuity contracts issued by Allianz Life of New York primarily through “wholesaling,” in which Allianz Life Financial sells contracts through a large group of mostly non-affiliated broker/dealer firms. Currently, Allianz Life Financial has agreements with approximately [To be updated by amendment] retail broker/dealers to sell its contracts.

We pay commissions for Contract sales. Allianz Life Financial passes through most of the commissions it receives to the selling firms. Allianz Life Financial received commissions for contracts issued under Allianz Life Variable Account B in the following amounts during the last three calendar years:

Calendar Year	Aggregate Amount of Commissions Paid to Allianz Life Financial	Aggregate Amount of Commissions Retained by Allianz Life Financial After Payments to Selling Firms
2011	$18,836,916.72	$0
2012	$21,612,325.40	$0
2013	$[To be updated by amendment]	$0
As described in the prospectus, Allianz Life Financial may pay marketing support payments to certain third-party firms for marketing our contracts. Currently, Allianz Life Financial makes marketing support payments to [to be updated by amendment] broker-dealer firms. These payments vary in amount. In 2013, the five firms receiving the largest payments, ranging from $[to be updated by amendment] to $[to be updated by amendment], are listed below. Marketing support payments may also be made to managers of Investment Options or their affiliates for providing Investment Option information and marketing support. In addition, Allianz Life Financial may make marketing support payments to investment advisory firms marketing the Contract.

[To be updated by amendment]

Firm Name

Allianz Index AdvantageSM New York Statement of Additional Information – [To be added by pre-effective amendment]

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FEDERAL TAX STATUS

NOTE: The following description is based upon our understanding of current federal income tax law applicable to annuities in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. We do not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as “annuity contracts” under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

ANNUITY CONTRACTS IN GENERAL

Annuity contracts are a means of setting aside money for future needs – usually retirement. Congress recognized the importance of saving for retirement and provided special rules in the Internal Revenue Code (Code) for annuities.

These rules generally provide that you will not be taxed on any earnings on the money held in your annuity until you take the money out. This is called tax deferral. There are different rules regarding how you will be taxed, depending upon how you take the money out and whether the annuity is Qualified or Non-Qualified (see the following discussion in this section).

If you do not purchase the Contract under a tax qualified retirement plan, the Contract is referred to as a Non-Qualified Contract.

TAXATION OF ANNUITIES IN GENERAL

Section 72 of the Internal Revenue Code of 1986, as amended (the Code) governs taxation of annuities in general. An Owner is generally not taxed on increases in the value of a Contract until distribution occurs, either in the form of withdrawals or as Annuity Payments. For a full withdrawal (total redemption), a partial withdrawal, or a death benefit, the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract (your after-tax investment). For Non-Qualified Contracts, this cost basis is generally the Purchase Payments, while for Qualified Contracts there is generally no cost basis. The taxable portion of the withdrawal or annuity payment is taxed at ordinary income tax rates. For Non-Qualified Contracts, the taxable portion of a withdrawal is the portion of the payment considered to be gain in the Contract (for example, the difference, if any, between the Contract Value immediately before the withdrawal, unreduced by any charges, and the Contract’s cost basis). Withdrawals, whether partial or full, and annuity payments may also be subject to a federal penalty tax equal to 10% of the taxable amount.

For Annuity Payments, the portion of each payment included in income equals the excess of the payment over the exclusion amount. We determine the exclusion amount for Annuity Payments by multiplying the Annuity Payment by the ratio that the investment in the Contract (adjusted for any period certain or refund guarantee) bears to the expected return under the Contract. Annuity Payments received after the investment in the Contract has been recovered (for example, when the total of the excludable amounts equal the investment in the Contract) are fully taxable. The taxable portion of an Annuity Payment is taxed at ordinary income tax rates. For certain types of Qualified Contracts there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us, and its operations form a part of Allianz Life of New York.

QUALIFIED CONTRACTS

If you purchase the Contract under a pension or retirement plan that is qualified under the Code, the Contract is referred to as a Qualified Contract. Qualified Contracts are subject to special rules. Adverse tax consequences may result if contributions, distributions, and transactions in connection with the Qualified Contract do not comply with the law.

A Qualified Contract does not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. You should consult your tax adviser regarding these features and benefits before purchasing a Qualified Contract.

Allianz Index AdvantageSM New York Statement of Additional Information – [To be added by pre-effective amendment]

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Types of Qualified Contracts

We may issue the following types of Qualified Contracts.

•
Traditional Individual Retirement Annuity. Section 408 of the Code permits eligible individuals to maintain Individual Retirement Annuities (IRAs). IRA contributions are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of earned income included in the Owner’s income. You cannot make contributions once the Owner reaches age 70½. Contributions may be tax deductible based on the Owner’s income. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of qualified plans that are “rolled over” on a tax-deferred basis into an IRA. Purchasers of a Contract for use with IRAs have the right to revoke their purchase within seven days of the earlier of the establishment of the IRA or their purchase.

•
Roth IRA. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of earned income included in the Owner’s income. Contributions are also limited or prohibited if the Owner’s income is above certain limits. Contributions must be made in cash or as a rollover or transfer from another Roth IRA.

Conversions to a Roth IRA from a Traditional IRA or other eligible qualified retirement plan are permitted regardless of an individual’s income. A conversion to a Roth IRA results in a taxable event, but not a 10% federal penalty tax for early withdrawal if certain qualifications are met (please consult your tax adviser for more details).

Distributions from a Roth IRA generally are not subject to income tax if the Roth IRA has been held for five years (starting with the year in which the first contribution is made to any Roth IRA) and the Owner satisfies a triggering event such as attaining age 59½, death, disability or a first time homebuyer (subject to a $10,000 lifetime limit).

Distribution before satisfying the five year period or triggering event requirement may subject the distribution to ordinary income tax and the 10% federal penalty tax for early withdrawal. Please be aware that each Roth IRA conversion has its own five year holding period requirement.

•
Inherited IRA. The Code permits beneficiaries of investments that were issued under certain tax-qualified pension or retirement plans to directly transfer the death benefit from that investment into a variable annuity contract (Inherited IRA Contract). Inherited IRA Contracts must satisfy the required minimum distribution rules that apply to a beneficiary. Inherited IRA Contracts are not currently available under this Contract. However, that may change in the future.

•
Simplified Employee Pension (SEP) IRA. Employers may establish Simplified Employee Pension (SEP) IRAs under Code Section 408(k) to provide IRA contributions on behalf of their employees. In addition to all of the general rules governing IRAs, such plans are subject to additional requirements and different contribution limits.

Qualified Plans: Pension and Profit-Sharing Plans. A qualified plan is a retirement or pension plan that meets the requirements for tax qualification under the Code. Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees are not included in the gross income of the employee until distributed from the plan. The tax consequences to participants may vary, depending upon the particular plan design. However, the Code places limitations and restrictions on all plans, including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions and withdrawals. Participant loans are not allowed under the Contracts purchased in connection with these plans.

If the Contract is an investment for assets of a qualified plan under Section 401 of the Code, the plan is both the Owner and the Beneficiary. The authorized signatory or plan trustee for the plan must make representations to us that the plan is qualified under the Code on the Issue Date and is intended to continue to be qualified for the entire Accumulation Phase of the Contract, or as long as the qualified plan owns the Contract. The qualified plan may designate a third party administrator to act on its behalf. All tax reporting is the responsibility of the plan. In the event the qualified plan instructs us to roll the plan assets into an IRA for the Annuitant under this Contract, we change the qualification type of the Contract to an IRA and make the Annuitant the Owner. The qualified plan is responsible for any reporting required for the rollover transactions.

Purchasers of Contracts for use with pension or profit-sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment. We may choose not to allow pension or profit-sharing plans to purchase this Contract.

Allianz Index AdvantageSM New York Statement of Additional Information – [To be added by pre-effective amendment]

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PURCHASING A QUALIFIED CONTRACT

The Contract is designed to be used under various types of qualified plans. Because of the minimum Purchase Payment requirements, these Contracts may not be appropriate for some periodic payment retirement plans. Taxation of participants in each Qualified Contract varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Contract may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. We are not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless we specifically consent to be bound. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

The tax rules regarding qualified plans are very complex and have differing applications, depending on individual facts and circumstances. Each purchaser should obtain competent tax advice before purchasing a Contract issued under a qualified plan.

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by us in connection with qualified plans may utilize annuity tables that do not differentiate on the basis of sex.

Generally, Contracts issued pursuant to qualified plans are not transferable except upon withdrawal or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to withdrawals from Qualified Contracts.

Many withdrawals from Qualified Contracts can be rolled over to an IRA or another qualified retirement plan. If you receive a withdrawal from a Qualified Contract that could be rolled over and you do not elect to make a direct rollover of that amount to an IRA or qualified plan, by law 20% of the taxable amount must be withheld for taxes. In situations where this mandatory tax withholding does not apply, other tax amounts may be withheld unless you elect out of the withholding. You may request more detailed information about income tax withholding at the time of a withdrawal.

DISTRIBUTIONS – QUALIFIED CONTRACTS

Distributions from Qualified Contracts are subject to ordinary income tax. Special rules may apply to withdrawals from certain types of Qualified Contracts, including Roth IRAs. You should consult with your qualified plan sponsor and tax adviser to determine how these rules affect the distribution of your benefits.

Section 72(t) of the Code provides that any amount received under a Qualified Contract, which is included in income, may be subject to a federal penalty tax. The amount of the federal penalty tax is equal to 10% of the amount that is included in income. Some distributions will be exempt from the federal penalty tax. There is an exception to this 10% federal penalty tax for:

1)	distributions made on or after the date you (or the Annuitant as applicable) reach age 59½;

2)	distributions following your death or disability (or the Annuitant as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code);

3)	after separation from service, paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;

4)	distributions made to you to the extent such distributions do not exceed the amount allowed as a deduction under Code Section 213 for amounts paid during the tax year for medical care;

5)	distributions made on account of an IRS levy upon the Qualified Contract;

6)
distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for you and your spouse and dependents if you have received unemployment compensation for at least 12 weeks (this exception will no longer apply after you have been re-employed for at least 60 days);

7)	distributions from an IRA made to you, to the extent such distributions do not exceed your qualified higher education expenses (as defined in Section 72(t)(7) of the Code) for the tax year;

8)	distributions from an IRA which are qualified first-time homebuyer distributions (as defined in Section 72(t)(8) of the Code);

Allianz Index AdvantageSM New York Statement of Additional Information – [To be added by pre-effective amendment]

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9)	distributions made to an alternate Payee pursuant to a qualified domestic relations order (does not apply to an IRA); and

10)
a reservist called to active duty after September 11, 2001, for a period in excess of 179 days (or for an indefinite period), distributions from IRAs or amounts attributable to elective deferrals under a 401(k) plan made during such active period.

The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service. With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of the Annuitant attaining age 59½ or the close of the five year period that began on the Annuity Date, then the tax for the year of the modification is increased by the 10% federal penalty tax, plus interest for the tax years in which the exception was used. A partial withdrawal taken after a series of substantially equal periodic payments has begun will result in the modification of the series of substantially equal payments and therefore will result in the imposition of the 10% federal penalty tax and interest for the period as described above. You should obtain competent tax advice before you take any partial withdrawals from your Contract. Adding Purchase Payments to a Contract that is making substantially equal periodic payments will also result in a modification of the payments.

Distributions from a Qualified Contract must commence no later than the required beginning date. For Roth IRAs, no distributions are required during the Owner’s lifetime. For IRAs other than Roth IRAs, the required beginning date is April 1 of the calendar year following the year in which you attain age 70½. Under a qualified plan, the required beginning date is generally April 1 of the calendar year following the later of the calendar year in which you reach age 70½ or retire. Generally, required minimum distributions must be made over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated Beneficiary. If the required minimum distributions are not made, a 50% federal penalty tax is imposed as to the amount not distributed. It is unclear whether a partial withdrawal taken after an Annuity Date will have an adverse impact on the determination of required minimum distributions. If you are attempting to satisfy these rules through partial withdrawals, the present value of future benefits provided under the Contract may need to be included in calculating the amount required to be distributed. If you are receiving Annuity Payments or are age 70½ or older, you should consult with a tax adviser before taking a partial withdrawal.

DISTRIBUTIONS – NON-QUALIFIED CONTRACTS

You, as the Owner, generally will not be taxed on increases in the value of the Contract until an actual or deemed distribution occurs – either as a withdrawal or as Annuity Payments.

Section 72 of the Code governs treatment of distributions. When a withdrawal from a Non-Qualified Contract occurs, the amount received will generally be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract Value immediately before the distribution over your investment in the Contract (generally, the Purchase Payments or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a full withdrawal under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds your investment in the Contract.

If you annuitize the Contract, different rules apply. Periodic installments (for example, Annuity Payments) scheduled to be received at regular intervals (for example, monthly) after you annuitize the Contract should be treated as annuity payments (and not withdrawals) for tax purposes. A portion of each Annuity Payment may be treated as a partial return of your Purchase Payment and will not be taxed. The remaining portion of the payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which we expect to make the payments. Once we have paid your total Purchase Payment(s), the entire Annuity Payment is taxable as ordinary income.

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Section 72 of the Code further provides that any amount received under an annuity contract, which is included in income, may be subject to a federal penalty tax. The amount of the federal penalty tax is equal to 10% of the amount that is included in income. Some distributions will be exempt from the federal penalty tax. There is an exception to this 10% federal penalty tax for amounts:

1)	paid on or after you reach age 59½;

2)	paid after you die;

3)	paid if you become totally disabled (as that term is defined in Section 72(m)(7) of the Code);

4)	paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;

5)	paid as annuity payments under an immediate annuity; or

6)	that come from Purchase Payments made before August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59½ or the close of the five year period that began on the Annuity Date, then the tax for the year of the modification is increased by the 10% federal penalty tax, plus interest, for the tax years in which the exception was used. A partial withdrawal taken after a series of substantially equal periodic payments has begun will result in the modification of the series of substantially equal payments and therefore will result in the imposition of the 10% federal penalty tax and interest for the period as described above. Adding Purchase Payments to a Contract that is making substantially equal periodic payments will also result in a modification of the payments.

REQUIRED DISTRIBUTIONS

Section 72(s) of the Code requires that, to be treated as an annuity contract for federal income tax purposes, a Non-Qualified Contract must contain certain provisions regarding distributions when an Owner dies. Specifically, Section 72(s) requires that: (a) if an Owner dies on or after you annuitize the Contract, but before distribution of the entire Contract’s interest, the entire Contract’s interest must be distributed at least as rapidly as under the distribution method being used as of the Owner’s date of death; and (b) if any Owner dies before you annuitize the Contract, the Contract’s entire interest must be distributed within five years after the Owner’s date of death. These requirements are satisfied as to any part of an Owner’s interest that is payable to, or for the benefit of, a designated Beneficiary and distributed over the designated Beneficiary’s life, or over a period not extending beyond that Beneficiary’s life expectancy, provided that distributions begin within one year of the Owner’s death. The designated Beneficiary refers to an individual designated by the Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the designated Beneficiary is the deceased Owner’s surviving spouse, the surviving spouse can continue the Contract as the new Owner.

Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements.

Other rules may apply to Qualified Contracts.

WITHHOLDING

Annuity distribution recipients are generally subject to federal income tax withholding. Recipients can, however, generally choose not to have this tax withheld unless withholding is required in their state.

“Eligible rollover distributions” from qualified plans are subject to a mandatory 20% federal income tax withholding. An eligible rollover distribution is any distribution to an employee (or employee’s spouse or former spouse as Beneficiary or alternate Payee) from such a plan, except required minimum distributions required by the Code, a series of substantially equal periodic payments made for life or ten years or more, or hardship distributions. The 20% withholding does not apply, however, to nontaxable distributions or if the employee chooses a “direct rollover” from the Contract plan to a qualified plan, IRA, TSA or 403(b) plan, or to a governmental Section 457 plan that agrees to separately account for rollover contributions.

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DIVERSIFICATION

Code Section 817(h) imposes diversification standards on the assets underlying variable annuity contracts. The Code provides that a variable annuity contract cannot be treated as an annuity contract for any period during which its investments are not adequately diversified as required by the United States Treasury Department (Treasury Department). If the Contract no longer qualifies as an annuity contract, you would be subject to federal income tax each year with respect to Contract earnings accrued. The Code contains a safe harbor provision which provides that annuity contracts, such as this Contract, meet the diversification standards if, as of the end of each quarter, the Contract’s underlying assets meet the diversification standards for a regulated investment company and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

Treasury regulations (Treasury Reg. 1.817-5) amplify the Code’s diversification standards for variable contracts and provide an alternative to this safe harbor provision. We intend that all Contract Variable Options be managed by the investment advisers so that they comply with these diversification standards.

OWNER CONTROL

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which an Owner’s control of the Separate Account’s investments may cause the Owner to be treated as the owner of the Separate Account’s assets, which would cause the Contract to lose its favorable tax treatment. In certain circumstances, variable annuity contract owners have been considered for federal income tax purposes to be the owners of the separate account’s assets, due to their ability to exercise investment control over those assets. In this case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area and some of our Contracts’ features, such as the flexibility of an Owner to allocate Purchase Payments and transfer amounts among the Variable Options have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Owners investment control over Separate Account assets, we reserve the right to modify the Contracts as necessary to prevent an Owner from being treated as the owner of the Separate Account assets.

CONTRACTS OWNED BY NON-INDIVIDUALS

When a Non-Qualified Contract is owned by a non-individual (other than a trust holding the Contract as an agent for an individual), the Contract is not generally treated as an annuity for tax purposes. This means that the Contract may not receive the benefits of tax deferral and Contract earnings may be taxed as ordinary income every year.

ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

The preceding discussion provides general information regarding federal income tax consequences to Owners that are U.S. citizens or residents. Owners that are not U.S. citizens or residents are generally subject to 30% federal withholding tax on distributions, unless a lower treaty rate applies. In addition, Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Owners’ country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

INCOME TAX WITHHOLDING

Any part of a distribution that is included in the Owner’s gross income is subject to federal income tax withholding. Generally, we withhold amounts from periodic payments at the same rate as wages, and we withhold 10% from non-periodic payments. However, in most cases, you may elect not to have taxes withheld or to have withholding done at a different rate.

Certain distributions from retirement plans qualified under Code Section 401, that are not directly rolled over to another eligible retirement plan or IRA, are subject to a mandatory 20% federal income tax withholding. The 20% withholding requirement generally does not apply to:

•
a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated Beneficiary, or for a specified period of ten years or more; or

•	required minimum distributions; or

•	any part of a distribution not included in gross income (for example, returns of after-tax contributions); or

•	hardship withdrawals.

Participants should consult a tax adviser regarding withholding requirements.

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MULTIPLE CONTRACTS

Code Section 72(e)(12) provides that multiple Non-Qualified deferred annuity contracts issued within the same calendar year to the same owner by one company or its affiliates are treated as one annuity contract for purposes of determining a distribution’s tax consequences. This treatment may result in adverse tax consequences, including more rapid taxation of distribution from combined contracts. For purposes of this rule, contracts received in a Section 1035 exchange are considered issued in the year of the exchange. You should consult a tax adviser before purchasing more than one Non-Qualified Contract in any calendar year period.

PARTIAL 1035 EXCHANGES

Code Section 1035 provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract (as opposed to a partial exchange) would be accorded tax-free status. IRS guidance however, confirmed that the direct transfer of a part of an annuity contract into another annuity contract can qualify as a non-taxable exchange. IRS guidance provides that this direct transfer can go into an existing annuity contract as well as a new annuity contract. If you perform a partial 1035 exchange, please be aware that no distributions or withdrawals can occur from the old or new annuity contract within 180 days of the partial exchange, unless you qualify for an exception to this rule. IRS guidance also provides that certain partial exchanges may not qualify as tax-free exchanges. Therefore, Owners should consult their own tax advisers before partial exchanging an annuity contract.

ASSIGNMENTS, PLEDGES AND GRATUITOUS TRANSFERS

Any assignment or pledge (or agreement to assign or pledge) the Contract Value is treated for federal income tax purposes as a full withdrawal. Qualified Contracts generally cannot be assigned or pledged. The Contract’s tax basis is increased by the amount includible as income with respect to such amount or portion, though it is not affected by any other aspect of the assignment or pledge (including its release). If an Owner transfers a Contract without adequate consideration to a person other than their spouse (or to a former spouse incidental to divorce), the Owner is taxed on the difference between his or her Contract Value and the Contract’s tax basis at the time of transfer and for each subsequent year until the assignment is released. In such case, the transferee’s investment in the Contract is increased to reflect the increase in the transferor’s income.

The transfer or assignment of Contract ownership, the designation of an Annuitant, the selection of certain Annuity Dates, or a Contract exchange may result in other tax consequences that are not discussed here. An Owner should consult a tax adviser before requesting a transfer, assignment, or exchange.

DEATH BENEFITS

Any death benefit is taxable to the recipient as ordinary income. The rules governing the taxation of payments from an annuity contract generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as Annuity Payments. Estate taxes may also apply.

FEDERAL ESTATE TAXES

While no attempt is being made to discuss the Contract’s federal estate tax implications, an Owner should keep in mind the annuity contract’s value payable to a Beneficiary upon the Owner’s death is included in the deceased Owner’s gross estate. Depending on the annuity contract, the annuity’s value included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary, or the actuarial value of the payments to be received by the Beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX

The Code may impose a “generation-skipping transfer tax” when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations may require us to deduct this tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

FOREIGN TAX CREDITS

We may benefit from any foreign tax credits attributable to taxes paid by certain funds to foreign jurisdictions to the extent permitted under the federal tax law.

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POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative or regulatory changes is uncertain, there is always the possibility that the Contract’s tax treatment could change. Consult a tax adviser with respect to legislative or regulatory developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative or regulatory changes that could otherwise diminish the favorable tax treatment that annuity owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend the above discussion as tax advice.

ANNUITY PAYMENTS

We base Annuity Payments on your Contract Value. We guarantee the dollar amount of Annuity Payments (equal installments) and this amount does not change except as provided under Annuity Option 3. The Contract Value you apply to Annuity Payments is placed in our general account and does not participate in the Variable Options’ performance. Annuity Payments are based on an interest rate and mortality table specified in your Contract. These rates are guaranteed and we cannot use lower rates.

Annuity Payments end upon the earliest of the following.

•	Under Annuity Options 1 and 3, the death of the last surviving Annuitant.

•	Under Annuity Options 2 and 4, the death of the last surviving Annuitant and expiration of the guaranteed period.

•	Under Annuity Option 5, the death of the Annuitant and payment of any lump sum refund.

•	When the Contract ends.

ANNUITY PAYMENT OPTIONS

The Annuity Payment Options are briefly described in prospectus section 10 – The Annuity Phase, and we included additional information that you may find helpful here.

Option 1. Life Annuity. We make Annuity Payments during the life of the Annuitant, and the last payment is the one that is due before the Annuitant’s death. If the Annuitant dies shortly after the Annuity Date, the Payee may receive less than your investment in the Contract.

Option 2. Life Annuity with Payments Over 5, 10, 15 or 20 Years Guaranteed. We make Annuity Payments during the life of the Annuitant. If the Annuitant dies before the end of the selected guaranteed period, we continue to make Annuity Payments to the Payee for the rest of the guaranteed period. If the Payee and Annuitant were the same person, we make payments to the Owner. If the Payee, Annuitant and Owner were the same person, we make payments to the Beneficiary(s). If the Annuitant dies after the selected guaranteed period, the last payment is the one that is due before the Annuitant’s death.

Option 3. Joint and Last Survivor Annuity. We make Annuity Payments during the lifetimes of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant, at a level of 100%, 75% or 50% of the previous amount, as selected by the Owner. Annuity Payments stop with the last payment that is due before the last surviving joint Annuitant’s death. If both Annuitants die shortly after the Annuity Date, the Payee may receive less than your investment in the Contract.

Option 4. Joint and Last Survivor Annuity with Payments Over 5, 10, 15 or 20 Years Guaranteed. We make Annuity Payments during the lifetimes of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments continue to the Payee during the lifetime of the surviving joint Annuitant at 100% of the amount that was paid when both Annuitants were alive. However, if both joint Annuitants die before the end of the selected guaranteed period, we continue to make Annuity Payments to the Payee for the rest of the guaranteed period. If the Payee and Annuitant were the same person, we make payments to the Owner. If the Payee, Annuitant and Owner were the same person, we make payments to the Beneficiary(s). If the Annuitant dies after the selected guaranteed period, the last payment is the one that is due before the Annuitant’s death.

Option 5. Refund Life Annuity. We make Annuity Payments during the lifetime of the Annuitant, and the last payment is the one that is due before the Annuitant’s death. After the Annuitant’s death, the Payee may receive a lump sum refund. The refund is equal to the amount applied to this Annuity Option minus the total of all Annuity Payments made under this option.

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APPENDIX – DEATH OF THE OWNER AND/OR ANNUITANT

The following tables are intended to help you better understand what happens upon the death of any Owner and/or Annuitant under the different portions of the Contract.

UPON THE DEATH OF A SOLE OWNER
Action if the Contract is in the Accumulation Phase	Action if the Contract is in the Annuity Phase
•   We pay a death benefit to the Beneficiary. For a description of the death benefit and payout options, see prospectus section 11, Death Benefit - Death Benefit Payment Options During the Accumulation Phase.
•   If the deceased Owner was the Determining Life and the surviving spouse Beneficiary continues the Contract, we increase the Contract Value to equal  total Purchase Payments adjusted for withdrawals (if greater), the Traditional Death Benefit ends, the surviving spouse becomes the new Owner, and the Accumulation Phase continues. If the deceased Owner was not the Determining Life the Traditional Death Benefit is not available.
•   Upon the surviving spouse’s death, his or her Beneficiary(s) receives the Contract Value.

•   The Beneficiary becomes the Payee.
•   If the deceased was not an Annuitant, Annuity Payments to the Payee continue. No death benefit is payable.
•   If the deceased was the only surviving Annuitant, Annuity Payments end or continue as follows.
–   Annuity Option 1  or 3, payments end.
–   Annuity Option 2 or 4, payments end when the guaranteed period expires.
–   Annuity Option 5,  payments end and the Payee may receive a lump sum refund.
•   If the deceased was an Annuitant and there is a surviving joint Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant. No death benefit is payable.

UPON THE DEATH OF A JOINT OWNER
Action if the Contract is in the Accumulation Phase	Action if the Contract is in the Annuity Phase
•   The surviving Joint Owner is the sole primary Beneficiary. If the Joint Owners were spouses there may also be contingent Beneficiaries.
•   We pay a death benefit to the surviving Joint Owner. If both Joint Owners die before we pay the death benefit, we pay any contingent Beneficiaries, or the estate of the Joint Owner who died last if there are no contingent Beneficiaries. For a description of the death benefit and payout options, see prospectus section 11, Death Benefit - Death Benefit Payment Options During the Accumulation Phase.
•   If the surviving Joint Owner is the deceased’s spouse, he or she may be able to continue the Contract instead of receiving a death benefit payout. If the deceased Joint Owner was the Determining Life and the surviving spouse Joint Owner continues the Contract, we increase the Contract Value to equal total Purchase Payments adjusted for withdrawals (if greater), the Traditional Death Benefit ends, the surviving spouse becomes the new Owner, and the Accumulation Phase continues. If the deceased Joint Owner was not the Determining Life the Traditional Death Benefit is not available.
•   Upon the surviving spouse’s death, his or her Beneficiary(s) receives the Contract Value.

•   The surviving Joint Owner becomes the sole Owner.
•   If the deceased was not an Annuitant, Annuity Payments to the Payee continue. No death benefit is payable.
•   If the deceased was the only surviving Annuitant, Annuity Payments end or continue as follows.
–  Annuity Option 1  or 3, payments end.
–  Annuity Option 2 or 4, payments end when the guaranteed period expires.
–  Annuity Option 5,  payments end and the Payee may receive a lump sum refund.
•   If the deceased was an Annuitant and there is a surviving joint Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant. No death benefit is payable.

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UPON THE DEATH OF THE SOLE ANNUITANT
Action if the Contract is in the Accumulation Phase	Action if the Contract is in the Annuity Phase
•   If the Contract is owned by a non-individual (for example, a qualified plan or a trust), we treat the death of the Annuitant as the death of an Owner; we pay the Beneficiary(1) a death benefit, and a new Annuitant cannot be named.
•   If the deceased Annuitant was not an Owner, and the Contract is owned only by an individual(s), we do not pay a death benefit. The Owner can name a new Annuitant subject to our approval.
•   If the deceased Annuitant was a sole Owner, we pay the Beneficiary(1) a death benefit.
•   If the deceased Annuitant was a Joint Owner and there is a surviving Joint Owner, the surviving Joint Owner is the sole primary Beneficiary. If the Joint Owners were spouses, there may also be contingent Beneficiaries. We pay a death benefit to the surviving Joint Owner.(2)
•   For a description of the death benefit and payout options, see prospectus section 11, Death Benefit - Death Benefit Payment Options During the Accumulation Phase.

•   If the deceased was the only surviving Annuitant, Annuity Payments end or continue as follows.
–  Annuity Option 1  or 3, payments end.
–  Annuity Option 2 or 4, payments end when the guaranteed period expires.
–  Annuity Option 5,  payments end and the Payee may receive a lump sum refund.
•   If the deceased was a sole Owner, the Beneficiary becomes the Owner if the Contract continues.
•   If the deceased was a Joint Owner, the surviving Joint Owner becomes the sole Owner if the Contract continues.

(1)  If the Beneficiary is the deceased’s spouse, he or she may be able to continue the Contract instead of receiving a death benefit payout. If the deceased was the Determining Life and the surviving spouse continues the Contract, Contract Value to equal total Purchase Payments adjusted for withdrawals (if greater), the Traditional Death Benefit ends, the surviving spouse becomes the new Owner, and the Accumulation Phase continues. If the deceased was not the Determining Life the Traditional Death Benefit is not available. If the deceased was the Annuitant and the Owner was a non-individual, the surviving spouse becomes the new Owner upon Contract continuation.
(2)  If the surviving Joint Owner is the deceased’s spouse, he or she may be able to continue the Contract instead of receiving a death benefit payout. If the deceased Joint Owner was the Determining Life and the surviving spouse Joint Owner continues the Contract, we increase the Contract Value to equal total Purchase Payments adjusted for withdrawals (if greater), the Traditional Death Benefit ends, the surviving spouse becomes the new Owner, and the Accumulation Phase continues. If the deceased Joint Owner was not the Determining Life the Traditional Death Benefit is not available.If both Joint Owners die before we pay the death benefit, we pay any contingent Beneficiaries, or the estate of the Joint Owner who died last if there are no contingent Beneficiaries.

UPON THE DEATH OF THE ANNUITANT DURING THE ANNUITY PHASE AND THERE IS A SURVIVING JOINT ANNUITANT
•   Only Annuity Options 3 and 4 allow joint Annuitants. Under Annuity Options 3 and 4, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant and, for Annuity Option 4, during any remaining guaranteed period of time.
• No death benefit is payable. • If the deceased was a sole Owner, the Beneficiary becomes the Owner. • If the deceased was a Joint Owner, the surviving Joint Owner becomes the sole Owner.

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PART C - OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

a.	Financial Statements [TO BE UPDATED AND FILED BY PRE-EFFECTIVE AMENDMENT]
The following financial statements of the Company are incorporated by reference as exhibit EX-99.A. from [  ] to Registrant’s Form N-4 (File Nos. [       ] and 811-05516) electronically filed on [        ]. They are also included in the prospectus filed in Part A of this Registration Statement.

1.	Report of Independent Registered Public Accounting Firm
2.	Balance Sheets –
3.	Statements of Operations –
4.	Statements of Comprehensive Income (Loss) –
5.	Statements of Stockholder's Equity –
6.	Statements of Cash Flows –
7.	Notes to Financial Statements –
8.	Supplemental Schedules:
	–	Schedule I – Summary of Investments – Other than Investments in Related Parties
	–	Schedule II – Supplementary Insurance Information
	–	Schedule III – Reinsurance
The following financial statements of the Variable Account are incorporated by reference as exhibit EX-99.A. from [  ] to Registrant’s Form N-4 (File Nos. [       ] and 811-05516) electronically filed on [        ].

1.	Report of Independent Registered Public Accounting Firm
2.	Statements of Assets and Liabilities –
3.	Statements of Operations –
4.	Statements of Changes in Net Assets –
5.	Notes to the Financial Statements –
b.	Exhibits

1.	a.
Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account, dated February 26, 1988 incorporated by reference as exhibit EX-99.B1 from Registrant’s N-4 filing (File Nos. 333-19699 and 811-05716) electronically filed on January 13, 1997.

	b.*	Resolution of Board of Directors of the Company authorizing registration of the Allianz Index Advantage annuity and establishment of a new separate account, dated December 11, 2012.
2.	Not Applicable
3.	a.
Principal Underwriter Agreement by and between Preferred Life Insurance Company of New York on behalf of Preferred Life Variable Account C and NALAC Financial Plans, Inc. incorporated by reference as exhibit EX-99.B3.a. from Registrant’s Pre-Effective Amendment No. 1 to Form N-4 (File Nos. 333-19699 and 811-05716) electronically filed on May 12, 1997. Preferred Life Insurance Company of New York is the predecessor to Allianz Life Insurance Company of New York. Preferred Life Variable Account C is the predecessor to Allianz Life of NY Variable Account C. NALAC Financial Plans, Inc., is the predecessor to USAllianz Investor Services, LLC, which is the predecessor to Allianz Life Financial Services, LLC.

b.
Broker-Dealer Agreement (amended and restated) between Allianz Life Insurance Company of New York and Allianz Life Financial Services, LLC, dated June 1, 2010 incorporated by reference as exhibit EX-99.B3.b. from Registrant’s Post Effective Amendment No. 21 to Form N-4 (File Nos. 333-143195 and 811-05716) electronically filed on October 21, 2010.

c.
The current specimen of the selling agreement between Allianz Life Financial Services, LLC, the principal underwriter for the Contracts, and retail brokers which offer and sell the Contracts to the public is incorporated by reference as exhibit EX-99.B3.b. from the Initial Registration Statement to Allianz Life Variable Account B’s Form N-4 (File Nos.333-134267 and 811-05618) electronically filed on May 19, 2006. The underwriter has executed versions of the agreement with approximately 2,100 retail brokers.

4.	a.**	Individual Variable Annuity Contract-
	b.**	Schedule Pages-
	c.**	Index Performance Strategy Crediting Rider-
	d.**	Traditional Death Benefit Rider-
e.
Inherited IRA/Roth IRA Endorsement - S40714-NY incorporated by reference as exhibit EX-99.B4.i. from Registrant’s Post Effective Amendment No. 15 to Form N-4 (File Nos.333-75718 and 811-05716) electronically filed on April 27, 2005.

f.
Roth IRA Endorsement - P20041 incorporated by reference as exhibit EX-99.B4.k. from Registrant’s Pre Effective Amendment No. 1 to Form N-4 (File Nos. 333-124767 and 811-05716) electronically filed on November 20, 2006.

g.
IRA Endorsement - P30012-NY incorporated by reference as exhibit EX-99.B4.i. from Registrant’s Pre Effective Amendment No. 1 to Form N-4 (File Nos. 333-124767 and 811-05716) electronically filed on November 20, 2006.

h.
Unisex Endorsement(S20146) incorporated by reference as exhibit EX-99.B4.l. from Registrant’s Pre Effective Amendment No. 1 to Form N-4 (File Nos. 333-124767 and 811-05716) electronically filed on November 20, 2006.

5.	a.**	Application for Ind. Var. Annuity Contract-
6.	(i).*	The Restated Articles of Incorporation of the Company (as amended March 17, 2011)
(ii).
The Restated Bylaws of the Company (as amended August 1, 2006) incorporated by reference as exhibit EX-99.B6.ii. from Allianz Life Variable Account B’s Form N-4 Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-166408 and 811-05618) electronically filed on September 24, 2010.

	(iii).*	The Restated Bylaws of the Company (effective March 9, 2011).
7.	Not Applicable
9.**	Opinion and Consent of Counsel
10.**	Consent of Independent Registered Public Accounting Firm
11.	Not Applicable
12.	Not Applicable
13. *	a.	Power of Attorney

*	Filed herewith
**	To be filed by amendment

ITEM 25. DIRECTORS AND OFFICERS OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

Unless noted otherwise, all officers and directors have the following principal business address:
5701 Golden Hills Drive
Minneapolis, MN 55416-1297
The following are the Officers and Directors of the Company:

Name and Principal Business Address	Positions and Offices with Depositor
Walter R. White	Chairman of the Board and Chief Executive Officer
Giulio Terzariol	Director, Chief Financial Officer and Treasurer
Eugene T. Wilkinson 31A Mountain Blvd Warren, NJ 07059	Director
Stephen R. Herbert Locke & Herbert 1100 Summer Street Stamford, CT 06905	Director
Martha Clark Goss 10 Harbourton Woodville Road Pennington, NJ 08534	Director
Gary A. Smith Ivy Planning Group, LLC 15024 Omega Drive, Ste. 110 Rockville, MD 20850	Director
Thomas P. Burns	Director and President
Steven J. Thiel	Director, Vice President & Appointed Actuary
Marc B. Olson	Director and Vice President, Financial Consulting
Gretchen Cepek	Chief Legal Officer and Secretary
Nicole A. Scanlon	Controller
Cathy Mahone	Vice President, Operations
Patrick L. Nelson	Chief Suitability Officer and Consumer Affairs Officer
Carsten Quitter	Chief Investment Officer
Ronald M. Clark 14401 North Giant Saguaro Place Oro Valley, Arizona 85755	Director

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Insurance Company organizational chart is incorporated by reference from Registrant's Post-Effective No. 9 to Form N-4 File Nos. 333-171427 and 811-05618 filed electronically on June 7, 2012.

ITEM 27. NUMBER OF CONTRACT OWNERS

As of November 29, 2013 there were 0 qualified and 0 non-qualified Allianz Index Advantage NY Contract Owners with Contracts in the Separate Account.

ITEM 28. INDEMNIFICATION

The Bylaws of the Insurance Company, as restated March 9, 2011, provide:

ARTICLE X – INDEMNIFICATION OF OFFICERS, DIRECTORS AND EMPLOYEES

To the fullest extent allowed under New York law, the Company shall indemnify officers, directors and employees of the Company. No director shall be personally liable to the Company or any of its shareholders for damages for any breach of duty as a director; provided, however, that the foregoing provision shall not eliminate or limit (i) the liability of a director if a judgment or other final adjudication adverse to him or her establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or were acts or omissions (a) which he or she knew or reasonably should have known violated the New York Insurance Law or (b) which violated a specific standard of care imposed on directors directly, and not by reference, by a provision of the New York Insurance Law (or any regulations promulgated thereunder) or (c) which constituted a knowing violation of any other law, or establishes that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled; or (ii) the liability of a director for any act or omission prior to adoption of these Restated Bylaws by the shareholders of the Company.

ITEM 29. PRINCIPAL UNDERWRITERS

a.	Allianz Life Financial Services, LLC (previously USAllianz Investor Services, LLC) is the principal underwriter for the Contracts. It also is the principal underwriter for:
Allianz Life Variable Account A
Allianz Life Variable Account B
Allianz Funds
b.	The following are the officers (managers) and directors (Board of Governors) of Allianz Life Financial Services, LLC. All officers and directors have the following principal business address:
5701 Golden Hills Drive
Minneapolis, MN 55416-1297

Name	Positions and Offices with Underwriter
Robert DeChellis	Governor, Chief Executive Officer and President
Thomas Burns	Governor
Kristine Starkman	Chief Compliance Officer
Jasmine Jirele	Chief Operating Officer and Senior Vice President
Angie Forsman	Vice President, Chief Financial Officer
Robert Densmore	Senior Vice President
Corey Walther	Senior Vice President
Michael Brandriet	Senior Vice President
Jennifer Sosniecki	Money Laundering Prevention Officer
Michael G. Brennan	Vice President, Compliance
Steve Miller	Assistant Vice President
Theodore C. Cadwell, Jr.	Secretary
Tracy M. Hardy	Assistant Secretary

c.	For the period 1-1-2013 to 12-31-2013 [TO BE UPDATED ON AMENDMENT]
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Compensation
Allianz Life Financial Services, LLC	$__________	$0	$0	$0
The $____________ that Allianz Life Financial Services, LLC received from Allianz Life of New York as commissions on the sale of Contracts issued under Allianz Life of NY Variable Account C was subsequently paid entirely to the third party broker/dealers that perform the retail distribution of the Contracts and, therefore, no commission or compensation was retained by Allianz Life Financial Services, LLC.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

Allianz Life Insurance Company of North America, at 5701 Golden Hills Drive, Minneapolis, Minnesota 55416, maintains physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.

ITEM 31. MANAGEMENT SERVICES

Not Applicable

ITEM 32. UNDERTAKINGS

a.
Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

b.
Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

c.	Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

REPRESENTATIONS

Allianz Life Insurance Company of New York ("Company") hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance, dated November 28, 1988 (Commission ref. IP-6-88), and that the following provisions have been complied with:

1.
Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

2.	Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

3.
Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

4.
Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, Allianz Life Insurance Company of New York on behalf of the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of Minneapolis and State of Minnesota, on this 19th day of December, 2013.

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
(Registrant)

By: ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
(Depositor)

By: /s/ STEWART D. GREGG
Stewart D. Gregg
Senior Securities Counsel

By: WALTER R. WHITE*
Walter R. White
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 19th day of December, 2013.

Signature	Title
Walter R. White*	Chairman of the Board and Chief Executive Officer
Giulio Terzariol*	Director, Chief Financial Officer and Treasurer
Stephen R. Herbert*	Director
Eugene T. Wilkinson*	Director
Gary A. Smith*	Director
Martha Clark Goss*	Director
Steven J. Thiel *	Director, Vice President and Appointed Actuary
Thomas P. Burns*	Director and President
Marc B. Olson*	Director and Vice President, Financial Consulting
Ronald M. Clark*	Director
*	By Power of Attorney filed as Exhibit 13 to this Registration Statement.

By: /s/ STEWART D. GREGG
Stewart D. Gregg
Senior Securities Counsel

EXHIBITS TO FORM N-4

(FILE NOS. 333-________ AND 811-05716)

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C

ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

INDEX TO EXHIBITS
EX-99.B1.b.	Resolution of Board of Directors of the Company
EX-99.B4.a.	Individual Variable Annuity Contract (To be filed by amendment)
EX-99.B4.b.	Contract Schedule Pages (To be filed by amendment)
EX-99.B4.c.	Index Performance Strategy Crediting Rider (To be filed by amendment)
EX-99.B4.d.	Traditional Death Benefit Rider (To be filed by amendment)
EX-99.B5.a.	Application for Ind. Var. Annuity Contract (To be filed by amendment)
EX-99.B6.i.	The Restated Articles of Incorporation of the Company
EX-99.B6.iii.	The Restated Bylaws of the Company
EX-99.B9.	Opinion and Consent of Counsel (To be filed by amendment)
EX-99.B10.	Consent of Independent Registered Public Accounting Firm (To be filed by amendment)
EX-99.B13.a.	Power of Attorney